Exhibit 10.1

EXECUTION VERSION

PUBLISHED DEAL CUSIP NO. 67112JAA0

PUBLISHED TERM FACILITY CUSIP NO. 67112JAC6

PUBLISHED REVOLVING CREDIT FACILITY CUSIP NO. 67112JAB8

CREDIT AGREEMENT

among

OCI PARTNERS LP,

as BORROWER,

VARIOUS LENDERS,

BARCLAYS BANK PLC,

as SYNDICATION AGENT,

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

as DOCUMENTATION AGENT

and

BANK OF AMERICA, N.A.,

as ADMINISTRATIVE AGENT

Dated as of March 13, 2018

BANK OF AMERICA, N.A.,

BARCLAYS BANK PLC, and

CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,

as JOINT LEAD ARRANGERS and JOINT BOOKRUNNERS

-i-

-ii-

-iii-

-iv-

SCHEDULE 2.01	Commitments
SCHEDULE 2.19(a)	Auction Procedures
SCHEDULE 8.13	Capitalization
SCHEDULE 8.18	Labor Matters
SCHEDULE 9.13	Post-Closing Actions
SCHEDULE 10.01(iii)	Existing Liens
SCHEDULE 10.04(v)	Existing Indebtedness
SCHEDULE 10.05(xvii)	Existing Investments
SCHEDULE 13.03	Lender Addresses

EXHIBIT A-1	Form of Notice of Borrowing
EXHIBIT A-2	Form of Notice of Conversion/Continuation
EXHIBIT B-1	Form of Term Note
EXHIBIT B-2	Form of Revolving Note
EXHIBIT B-3	Form of Swingline Note
EXHIBIT C-1, 2, 3 & 4	Form of U.S. Tax Compliance Certificates
EXHIBIT D	Form of Officers’ Certificate
EXHIBIT E	Form of Security Agreement
EXHIBIT F	Form of Solvency Certificate
EXHIBIT G	Form of Compliance Certificate
EXHIBIT H	Form of Assignment and Assumption Agreement

-v-

CREDIT AGREEMENT, dated as of March 13, 2018, among OCI PARTNERS LP (the “Borrower”), the Lenders and Issuing Lenders party hereto from time to time and BANK OF AMERICA, N.A., as the Administrative Agent. All capitalized terms used herein and defined in Section 1 are used herein as therein defined.

W I T N E S S E T H:

WHEREAS, (a) the Borrower has requested that the Lenders extend credit in the form of (i) Initial Term Loans hereunder in the aggregate principal amount of $455,000,000 and (ii) Revolving Loans in an aggregate principal amount at any time outstanding not to exceed $40,000,000, and the Borrower will use the proceeds of such borrowings funded on the Closing Date in order to (x) repay in full existing indebtedness of OCI Beaumont LLC, a wholly-owned subsidiary of the Borrower (“OCIB”), pursuant to (I) the Term Loan Credit Agreement, dated as of August 20, 2013, among, inter alia, OCIB, as borrower, the lenders party thereto, and Bank of America, N.A., as administrative agent (as amended or modified from time to time, the “Existing Term Loan Credit Agreement”), and (II) the Revolving Credit Agreement, dated as of April 4, 2014, among, inter alia, OCIB, as borrower, and Bank of America, N.A., as administrative agent (as amended or modified from time to time, the “Existing Revolving Credit Agreement,” and together with the Existing Term Loan Credit Agreement, the “Existing Credit Agreements”), (y) repay, in whole or in part, certain related party indebtedness (clauses (x) and (y), the “Refinancing”); and (z) pay fees and expenses in connection with the foregoing, and (b) the Borrower has requested that the Issuing Lenders make available Letters of Credit in an aggregate stated amount at any time outstanding not to exceed $20,000,000;

NOW, THEREFORE, the Lenders are willing to extend such credit to the Borrower and each Issuing Lender is willing to issue Letters of Credit for the account of the Borrower and its Subsidiaries on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto covenant and agree as follows:

Section 1. Definitions and Accounting Terms.

1.01 Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

“Acquired Entity or Business” shall mean either (x) the assets constituting a business, division, product line, manufacturing facility or distribution facility of any Person not already a Subsidiary of the Borrower or (y) Equity Interests of any such Person, which Person shall, as a result of the respective acquisition, become a Subsidiary of the Borrower (or shall be merged with and into the Borrower or a Subsidiary of the Borrower).

“Additional Security Documents” shall have the meaning provided in Section 9.12(a).

“Administrative Agent” shall mean Bank of America, N.A., in its capacity as Administrative Agent for the Lenders hereunder, and shall include any successor to the Administrative Agent appointed pursuant to Section 12.06.

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. A Person shall be deemed to control another Person if such Person possesses, directly or indirectly, the power to direct or cause the direction of the management and policies of such other Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that neither the Administrative Agent nor any Lender (nor any Affiliate thereof) shall be considered an Affiliate of the Borrower or any Subsidiary thereof as a result of this Agreement, the extensions of credit hereunder or its actions in connection therewith.

“Agents” shall mean the Administrative Agent and any other agent with respect to the Credit Documents, including, without limitation, the Joint Lead Arrangers, the Syndication Agent and the Documentation Agent.

“Agreement” shall mean this Credit Agreement, as modified, supplemented, amended, restated (including any amendment and restatement hereof), extended or renewed from time to time.

“Applicable Commitment Fee Percentage” shall mean a percentage per annum equal to 0.50% (stepping down to 0.375% per annum if the Borrower’s Consolidated First Lien Net Leverage Ratio as of the end of the most recently completed fiscal quarter is less than or equal to 3.00:1.00).

“Applicable Increased Term Loan Spread” shall mean, at any time, with respect to any then existing Tranche of Initial Term Loans at the time of the provision of any new Tranche of Incremental Term Loans pursuant to Section 2.15 which is subject to an Effective Yield that is less than the Effective Yield applicable to such new Tranche of Incremental Term Loans by more than 0.50%, the margin per annum (expressed as a percentage) determined by Administrative Agent (and notified to the Lenders) as the margin per annum required to cause the Effective Yield applicable to such then existing Tranche of Initial Term Loans to equal (i) the Effective Yield applicable to such newly created Tranche of Incremental Term Loans minus (ii) 0.50%. Each determination of the “Applicable Increased Term Loan Spread” shall be made by Administrative Agent taking into account the relevant factors outlined in the proviso to subclause (II) of clause (vii) of Section 2.15(a) and shall be conclusive and binding on all Lenders absent manifest error.

“Applicable Margin” shall mean a percentage per annum equal to:

(a) in the case of Initial Term Loans maintained as (i) from the Closing Date until the first Business Day that immediately follows the date on which a compliance certificate is delivered pursuant to Section 9.01(e) in respect of of the first full fiscal quarter ending after the Closing Date, (A) LIBO Rate Loans, 4.25% and (B) Base Rate Loans, 3.25% and (ii) thereafter, for any day the applicable percentage per annum set forth below, as determined by reference to the Consolidated Total Net Leverage Ratio, as set forth in the then most recent compliance certificate received by the Administrative Agent pursuant to Section 9.01(e) prior to such day:

Applicable Margin

Pricing Level	Consolidated Total Net Leverage Ratio	LIBO Rate Loans	Base Rate Loans
1	< 2.75:1.00	4.00%	3.00%
2	≥ 2.75:1.00	4.25%	3.25%

(b) in the case of Revolving Loans, (i) from the Closing Date until the first Business Day that immediately follows the date on which a compliance certificate is delivered pursuant to Section 9.01(e) in respect of the first full fiscal quarter ending after the Closing Date, (A) 3.75% per annum for LIBO Rate Loans and (B) 2.75% for Base Rate Loans and (ii) thereafter, for any day the applicable percentage per annum set forth below, as determined by reference to the Consolidated First Lien Net Leverage Ratio, as set forth in the then most recent compliance certificate received by the Administrative Agent pursuant to Section 9.01(e) prior to such day:

Applicable Margin

Pricing Level	Consolidated First Lien Net Leverage Ratio	LIBO Rate Loans	Base Rate Loans
1	< 2.50:1.00	3.25%	2.25%
2	≥ 2.50:1.00 and < 3.00:1.00	3.50%	2.50%
3	≥ 3.00:1.00	3.75%	2.75%

Any increase or decrease in the Applicable Margin resulting from a change in the Consolidated Total Net Leverage Ratio or the Consolidated First Lien Net Leverage Ratio shall become effective as of the first Business Day immediately following the date a compliance certificate is delivered pursuant to Section 9.01(e); provided, however, “Pricing Level 2” (in the case of Initial Term Loans) and “Pricing Level 3” (in the case of Revolving Loans) shall apply without regard to the Consolidated Total Net Leverage Ratio or the Consolidated First Lien Net Leverage Ratio (x)

at any time after the date on which any annual or quarterly financial statement was required to have been delivered pursuant to Section 9.01(a) or Section 9.01(b) but was not delivered (or the compliance certificate related to such financial statements was required to have been delivered pursuant to Section 9.01(e) but was not delivered), commencing with the first Business Day immediately following such date and continuing until the first Business Day immediately following the date on which such financial statements (or, if later, the compliance certificate related to such financial statements) are delivered or (y) at all times if an Event of Default shall have occurred and be continuing.

The Applicable Margins for any Tranche of Incremental Term Loans shall be (i) in the case of Incremental Term Loans added to an existing Tranche, the same as the Applicable Margins for such existing Tranche, and (ii) otherwise, as specified in the applicable Incremental Agreement; provided that (w) on and after the date of the most recent incurrence of any Tranche of Incremental Term Loans which gives rise to a determination of a new Applicable Increased Term Loan Spread, the Applicable Margins for any Tranche of Initial Term Loans shall be the higher of (a) the Applicable Increased Term Loan Spread for such Tranche of Initial Term Loans and (b) the Applicable Margin for such Type and Tranche of Initial Term Loans as otherwise determined above in the absence of this clause (w); (x) the Applicable Margin in respect of Refinancing Term Loans of any Tranche shall be the applicable percentages per annum provided pursuant to the relevant Refinancing Term Loan Amendment; (y) the Applicable Margin in respect of Extended Term Loans of any Extension Series shall be the applicable percentages per annum provided pursuant to the relevant Term Loan Extension Amendment; and (z) the Applicable Margin of certain Term Loans shall be increased as, and to the extent, necessary to comply with the provisions of Section 2.15.

“Asset Sale” shall mean any sale, transfer or other disposition by the Borrower or any of its Subsidiaries to any Person (including by way of redemption by such Person), other than to the Borrower or a Wholly-Owned Subsidiary of the Borrower, of any asset (including, without limitation, any capital stock or other securities of, or Equity Interests in, another Person) other than pursuant to Section 10.10(i)-(xi).

“Assignment and Assumption Agreement” shall mean an Assignment and Assumption Agreement substantially in the form of Exhibit H (appropriately completed) or such other form as shall be acceptable to the Administrative Agent.

“Auction” shall have the meaning set forth in Section 2.19(a).

“Auction Manager” shall have the meaning set forth in Section 2.19(a).

“Bail-In Action” shall mean the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bankruptcy Code” shall have the meaning provided in Section 11.05.

“Base Rate” shall mean for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Rate plus 1/2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America, N.A. as its “prime rate,” and (c) the LIBO Rate for a LIBO Rate Loan with a one month Interest Period commencing on such date plus 1.00%. The “prime rate” is a rate set by Bank of America, N.A. based upon various factors including Bank of America, N.A.’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate announced by Bank of America, N.A. shall take effect at the opening of business on the day specified in the public announcement of such change.

“Base Rate Loan” shall mean each Loan which is designated or deemed designated as a Base Rate Loan by the Borrower at the time of the incurrence thereof or conversion thereto.

“Benefit Plan” means any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan.”

“Borrower” shall have the meaning provided in the first paragraph of this Agreement.

“Borrower Materials” shall have the meaning provided in Section 9.01.

“Borrowing” shall mean the borrowing of (a) the same Type of Term Loan pursuant to a single Tranche from all the Lenders having Commitments with respect to such Tranche on a given date (or resulting from a conversion or conversions on such date), having in the case of LIBO Rate Loans, the same Interest Period or (b) the same Type of Revolving Loan by the Borrower from all the Lenders having Commitments (or from the Swingline Lender, in the case of Swingline Loans) on a given date (or resulting from a conversion or conversions on such date), having in the case of LIBO Rate Loans, the same Interest Period; provided that Base Rate Loans incurred pursuant to Section 2.10(b) shall be considered part of the related Borrowing of LIBO Rate Loans.

“Business Day” shall mean (i) for all purposes other than as covered by clause (ii) below, any day except Saturday, Sunday and any day which shall be in New York City a legal holiday or a day on which banking institutions are authorized or required by law or other government action to close and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, LIBO Rate Loans, any day which is a Business Day described in clause (i) above and which is also a day for trading by and between banks in the London interbank Eurodollar market.

“Capital Assets” shall mean, with respect to any person, all equipment, fixed assets and Real Property or improvements of such person, or replacements or substitutions therefor or additions thereto, that, in accordance with GAAP, have been or should be reflected as additions to property, plant or equipment on the balance sheet of such person.

“Capital Expenditures” shall mean all expenditures made directly or indirectly by Borrower and its Subsidiaries for Capital Assets (whether paid in cash or other consideration, financed by the incurrence of Indebtedness or accrued as a liability). For purposes of this definition, the purchase price of equipment or other fixed assets that are purchased simultaneously with the trade-in of existing assets or with Net Cash Proceeds shall be included in Capital Expenditures only to the extent of the gross amount by which such purchase price exceeds the credit granted by the seller of such assets for the assets being traded in at such time or the amount of such Net Cash Proceeds, as the case may be.

“Capitalized Lease Obligations” shall mean, with respect to any Person, all rental obligations of such Person which, under U.S. GAAP, are or will be required to be capitalized on the books of such Person, in each case taken at the amount thereof accounted for as indebtedness in accordance with U.S. GAAP.

“Cash Collateral Account” shall mean a collateral account in the form of a deposit account established and maintained by (and subject to the control of) the Administrative Agent for the benefit of the Lenders, pursuant to written arrangements reasonably satisfactory to the Administrative Agent.

“Cash Equivalents” shall mean:

(i) United States dollars, pounds sterling, euros, the national currency of any participating member state of the European Union;

(ii) readily marketable direct obligations of any member of the European Union whose currency is the Euro, Switzerland, or Japan, or any agency or instrumentality thereof or obligations unconditionally guaranteed by the full faith and credit of such country, and, at the time of acquisition thereof, having a credit rating of at least AA- (or the equivalent grade) by Moody’s or Aa3 by S&P;

(iii) marketable general obligations issued by any state of the United States or any political subdivision thereof or any instrumentality thereof that are guaranteed by the full faith and credit of such state, and, at the time of acquisition thereof, having a credit rating of at least AA- (or the equivalent grade) by Moody’s or Aa3 by S&P;

(iv) securities or any other evidence of Indebtedness or readily marketable direct obligations issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality of the United States government (provided that the full faith and credit of the United States is pledged in support of those securities), in such case having maturities of not more than twelve months from the date of acquisition;

(v) certificates of deposit and eurodollar time deposits with maturities of twelve months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding twelve months and overnight bank deposits, in each case, with any Lender party to this Agreement or any commercial bank or trust company having, or which is the principal banking subsidiary of a bank holding company having, a long-term unsecured debt rating of at least “A” or the equivalent thereof from S&P or “A2” or the equivalent thereof from Moody’s;

(vi) repurchase obligations with a term of not more than thirty days for underlying securities of the types described in clauses (iv) and (v) above entered into with any financial institution meeting the qualifications specified in clause (v) above;

(vii) commercial paper having one of the two highest ratings obtainable from Moody’s or S&P and, in each case, maturing within twelve months after the date of acquisition; and

(viii) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (i) through (vii) of this definition.

“Casualty Event” shall mean any involuntary loss of title, any involuntary loss of, damage to or any destruction of, or any condemnation or other taking (including by any Governmental Authority) of, any property of any Credit Party. “Casualty Event” shall include but not be limited to any taking of all or any part of any Real Property of any Person or any part thereof, in or by condemnation or other eminent domain proceedings pursuant to any Requirement of Law or any deed in lieu thereof, or by reason of the temporary requisition of the use or occupancy of all or any part of any Real Property of any Person or any part thereof by any Governmental Authority, civil or military, or any settlement in lieu thereof.

“CERCLA” shall mean the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as the same has been amended and may hereafter be amended from time to time, 42 U.S.C. § 9601 et seq.

“CFC” shall mean a Subsidiary of the Borrower that is a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Change of Control” shall mean (a) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders in a single transaction or in a related series of transactions, by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of Equity Interests in the Borrower representing more than the greater of (x) 35% of the aggregate ordinary voting power represented by the issued and outstanding Equity Interests in the Borrower and (y) the total voting power of all of the outstanding Equity Interests of the Borrower owned, directly or indirectly, beneficially by the Permitted Holders; or (b) a “change of control” or similar event shall occur as provided in any credit agreement or indenture in respect of funded indebtedness of a Credit Party, in each case, with any aggregate principal amount in excess of the Threshold Amount.

“Closing Date” shall mean March 13, 2018.

“Closing Fees” shall have the meaning provided in Section 4.01(b).

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time.

“Collateral” shall mean all property (whether real, personal or otherwise) with respect to which any security interests have been granted (or purported to be granted) pursuant to any Security Document (including any Additional Security Documents) or will be granted in accordance with Sections 9.12 or 9.13, including, without limitation, all collateral as described in the Security Agreement, and all Mortgaged Properties granted or purported to be granted pursuant to any Security Document.

“Commencement Date” shall mean, in respect of any Material Project, the earlier of (x) the date the construction or expansion of such Material Project commences or (y) the date of the first material cash expenditures in connection with the acquisition of any Real Property to facilitate the construction or expansion of such Material Project.

“Commercial Operation” shall be deemed achieved for any Material Project at such time, at or after the completion of construction or expansion thereof and the initial placement thereof into service, as such Material Project first realizes the long-term revenue levels reasonably expected by the Borrower for such Material Project.

“Commercial Operation Date” shall mean, with respect to any Material Project, the date on which such Material Project has achieved full and complete Commercial Operation.

“Commitment” shall mean any of the commitments of any Lender.

“Commitment Commission” shall have the meaning given to such term in Section 4.01(a).

“Commodity Exchange Act” shall mean the Commodity Exchange Act (7 U.S.C. § 1 et seq.), as amended from time to time, and any successor statute.

“Consolidated Depreciation and Amortization Expense” shall mean, with respect to any Person, for any period, the total amount of depreciation and amortization expense, including (i) amortization of deferred financing fees, (ii) amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits and (iii) amortization of intangibles (including goodwill and organizational costs) (excluding any such adjustment to the extent that it represents an accrual of or reserve for cash expenditures in any future period except to the extent such adjustment is subsequently reversed), in each case of such Person and its Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with U.S. GAAP.

“Consolidated EBITDA” shall mean, for any period, (w) Consolidated Net Income for such period; plus

(x) all of the following, in each case as determined without duplication in accordance with Section 13.07(a) and, except with respect to clause (vi) below, to the extent deducted in calculating Consolidated Net Income for such period:

(i) Consolidated Interest Expense;

(ii) provision for taxes based on income or profits or capital (or any alternative tax in lieu thereof), including, without limitation, federal, foreign, state, franchise and similar taxes and foreign withholding taxes of the Borrower and its Subsidiaries paid or accrued during such period, including without duplication (A) payments made in respect of such period pursuant to any tax sharing agreements or arrangements among the Borrower, its Subsidiaries and any Parent Company (so long as such tax sharing payments are attributable to the income of the Borrower and its Subsidiaries) and (B) an amount equal to the tax distributions actually made to any Parent Company in respect of such period in accordance with Section 10.03(ii)(B) as though such amounts had been paid as taxes based on income or profits or capital directly by the Borrower and its Subsidiaries for such period and (C) any taxes or estimated taxes netted from addbacks to Consolidated Net Income pursuant to clauses (ii), (iv) or (v) thereof;

(iii) Consolidated Depreciation and Amortization Expense of such Person for such period;

(iv) any up-front fees, transaction costs, commissions, expenses, premiums or charges related to any equity offering, permitted investment, acquisition, disposal or incurrence, repayment, amendment or modification of Indebtedness permitted by this Agreement (whether or not successful) and up-front or financing fees, transaction costs, commissions, expenses, premiums or charges related to the Transaction and any nonrecurring merger or business acquisition transaction costs incurred during such period (in each case whether or not successful);

(v) all non-cash charges and non-cash losses which were included in arriving at Consolidated Net Income for such period (excluding any such non-cash charges or non-cash losses to the extent that they represent an accrual or reserve for potential cash charges or losses in any future period or amortization of a prepaid cash charge or loss that was paid in a prior period);

(vi) for any Material Projects commenced (or acquired) by the Borrower or any Subsidiary with a Commencement Date occurring during such period, Consolidated EBITDA Material Project Adjustments for such Material Project for such period; and

(vii) any other cost savings, operating expense reductions, operating improvements and cost synergies permitted to be added back to this definition pursuant to the definition of “Pro Forma Cost Savings”;

minus all non-cash gains to the extent included in Consolidated Net Income for such period (excluding any non-cash gains to the extent it represents the reversal of an accrual or reserve for a potential cash item that reduced Consolidated EBITDA in any prior period);

provided that, notwithstanding the foregoing:

(1) to the extent that any non-cash charge added back to Consolidated Net Income pursuant to any of the foregoing provisions for any period shall become a cash event during any subsequent period, the amount thereof shall be deducted from Consolidated Net Income in determining Consolidated EBITDA for such subsequent period;

(2) in determining the Consolidated Total Net Leverage Ratio, Consolidated First Lien Net Leverage Ratio and the Consolidated Senior Secured Net Leverage Ratio, Consolidated EBITDA for any period shall be calculated on a Pro Forma Basis to give effect to any Acquired Entity or Business acquired during such period pursuant to a Permitted Acquisition or other Investment and not subsequently sold or otherwise disposed of by the Borrower or any of its Subsidiaries during such period; and

(3) in determining the Consolidated Total Net Leverage Ratio, Consolidated First Lien Net Leverage Ratio and the Consolidated Senior Secured Net Leverage Ratio, Consolidated EBITDA for any period shall be calculated on a Pro Forma Basis to give effect to any disposition of assets constituting a business, division, product line, manufacturing facility or distribution facility of any Subsidiary of the Borrower or of the Equity Interests of any Subsidiary of the Borrower during such period and not subsequently reacquired by the Borrower or any of its Subsidiaries during such period.

“Consolidated EBITDA Material Project Adjustments” shall mean, with respect to any Material Project commenced (or acquired) by the Borrower or any Subsidiary, (a) for each applicable period ending prior to the Commercial Operation Date thereof (but including the applicable period ending with the fiscal quarter in which such Commercial Operation Date occurs) a percentage (based on the then current completion percentage of such Material Project as of the applicable date of determination, reasonably determined by the Borrower in good faith and evidenced by an officer’s certificate signed by a Responsible Officer, and to the extent engineering, procurement and construction contracts are entered into, by reference to scheduled completion specified in the engineering, procurement and construction contracts in connection with such Material Project) of the Projected Consolidated EBITDA attributable to such Material Project, net of actual Consolidated EBITDA attributable to or generated by such Material Project, which may, at the Borrower’s option, be added to actual Consolidated EBITDA for the applicable period commencing with the fiscal quarter in which the Commencement Date in respect of such Material Project occurs and for each applicable period thereafter until the Commercial Operation Date of such Material Project (including the applicable period ending with the fiscal quarter in which such Commercial Operation Date occurs); provided that if the actual Commercial Operation Date does not occur by the Scheduled Commercial Operation Date, then the foregoing amount shall be reduced, for applicable periods ending after the Scheduled Commercial Operation Date to (but excluding) the applicable period ending with the fiscal quarter in which such Commercial Operation Date occurs, by the following percentage amounts depending on the period of delay (based on the period of actual delay or then estimated delay (estimated on the date of determination), whichever is longer): (i) 90 days or less, 0%; (ii) longer than 90 days, but not more than 180 days, 25%; (iii) longer than 180 days but not more than 270 days, 50%, (iv) longer than 270 days but not more than 365 days, 75% and (v) longer than 365 days, 100%, and (b) beginning with the applicable period ending with the first full fiscal quarter following the Commercial Operation Date of such Material Project and for the applicable period ending with the two immediately succeeding fiscal quarters, an amount equal to 75% (if the first full fiscal quarter), 50% (if the second full fiscal quarter) or 25% (if the third full fiscal quarter) of the Projected Consolidated EBITDA attributable to such Material Project for the first full applicable period following such Commercial Operation Date, which may be added to actual Consolidated EBITDA for such applicable periods but only to the extent actual Consolidated EBITDA plus such amount is not greater than 100% of Projected Consolidated EBITDA.

Notwithstanding the foregoing, no such Consolidated EBITDA Material Project Adjustment shall be allowed with respect to any Material Project unless (A) at least 10 days (or such lesser period as is reasonably acceptable to the Administrative Agent) prior to the day on which financial statements are required to be delivered for the fiscal quarter for which the Borrower desires to commence inclusion of such Consolidated EBITDA Material Project Adjustment with respect to a Material Project, the Borrower shall have delivered to the Administrative Agent notice of such Material Project and the Scheduled Commercial Operation Date with respect thereto, together with written pro forma projections of Consolidated EBITDA attributable to such Material Project for the first full applicable period following the Scheduled Commercial Operation Date with respect to such Material Project and (B) prior to the day on which financial statements are required to be delivered for the initial fiscal quarter for which the Borrower desires to commence inclusion of such Consolidated EBITDA Material Project Adjustment with respect to a Material Project, the Borrower shall have provided a certificate signed by a Responsible Officer showing the calculation of such Projected Consolidated EBITDA.

“Consolidated First Lien Debt” shall mean, at any time, the sum of all Consolidated Indebtedness at such time that is secured by a Lien on any assets of the Borrower or any of its Subsidiaries that ranks pari passu in priority to the Lien securing the Obligations hereunder.

“Consolidated First Lien Net Leverage Ratio” shall mean, at any time, the ratio of (i) (A) Consolidated First Lien Debt at such time less (B) the aggregate amount of unrestricted cash and Cash Equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by Section 10.01 and Liens created under any Credit Document) included on the consolidated balance sheet of the Borrower and its Subsidiaries at such time to (ii) Consolidated EBITDA for the Test Period then most recently ended for which Section 9.01 Financials were required to have been delivered (or, if no Test Period has passed, as of the last four quarters of the Borrower then ended).

“Consolidated Indebtedness” shall mean, at any time, the sum of (without duplication) (i) all Indebtedness of the Borrower and its Subsidiaries (on a consolidated basis) as would be required to be reflected as debt or Capitalized Lease Obligations on the liability side of a consolidated balance sheet of the Borrower and its consolidated Subsidiaries in accordance with U.S. GAAP, (ii) all Indebtedness of the Borrower and its Subsidiaries of the type described in clause (i)(A) of the definition of Indebtedness and (iii) all Contingent Obligations of the Borrower and its Subsidiaries in respect of Indebtedness of any third Person of the type referred to in the preceding clauses (i) and (ii); provided that Consolidated Indebtedness shall not include (x) Indebtedness in respect of any notes that have been defeased or satisfied and discharged in accordance with the applicable indenture or with respect to which the required deposit has been made in connection with a call for repurchase or redemption to occur within the time period set forth in the applicable indenture, in each case to the extent such transactions are permitted by Section 10.07 and (y) the aggregate amount available to be drawn (i.e., unfunded amounts) under letters of credit, bankers’ acceptances, bank guaranties, surety bonds and similar obligations issued for the account of the Borrower or any of its consolidated Guarantors (although, for the avoidance of doubt, all unpaid drawings or other matured monetary obligations owing in respect of such letters of credit, bankers’ acceptances, bank guaranties, surety bonds and similar obligations shall be included in calculations of Consolidated Indebtedness).

“Consolidated Interest Coverage Ratio” shall mean, for any four quarter reference period, the ratio of (x) Consolidated EBITDA for such four quarter reference period to (y) Consolidated Interest Expense for such four quarter reference period in respect of any Indebtedness secured by a Lien on any assets of the Borrower and its Subsidiaries, in each case, to the extent paid in cash (or accrued and payable on a current basis in cash).

“Consolidated Interest Expense” shall mean the aggregate consolidated interest expense (net of interest income) of the Borrower and its Subsidiaries in respect of Indebtedness determined on a consolidated basis in accordance with U.S. GAAP, including amortization or original issue discount on any Indebtedness and amortization of all fees payable in connection with the incurrence of such Indebtedness (excluding in connection with the Transactions), including, without limitation, the interest portion of any deferred payment obligation and the interest component of any Capitalized Lease Obligations, and, to the extent not included in such interest expense, any cash losses on Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains on such Hedging Obligations, and costs of surety bonds in connection with financing activities.

“Consolidated Net Income” shall mean, for any period, the net income (or loss) of the Borrower and its Subsidiaries for such period, determined on a consolidated basis (after any deduction for minority interests), provided that:

(i) in determining Consolidated Net Income, the net income (or loss) of any other Person which is not a Subsidiary of the Borrower or is accounted for by the Borrower by the equity method of accounting shall be included (x) in the case of net income, only to the extent of the payment of dividends, distributions or other payment that are actually paid in cash (or to the extent converted into cash) by such other Person to the Borrower or a Subsidiary thereof during such period, or (y) in the case of net loss, only to the extent of any losses actually funded (through Investments or otherwise) by the Borrower or a Subsidiary thereof during such period;

(ii) any net after-tax effect (using a reasonable estimate based on applicable tax rates) of extraordinary, non-recurring or unusual gains or losses (including as they relate to debottlenecking, turnarounds, extended unplanned downtimes, floods, droughts and similar naturally occurring and unusual weather events) (less all fees and expenses relating thereto) or expenses (including relating to any reconstruction, recommissioning or reconfiguration of fixed assets for alternate uses) shall be excluded;

(iii) the net income or loss for such period shall not include the cumulative effect of a change in accounting principles during such period, whether effected through a cumulative effect adjustment or a retroactive application, in each case in accordance with U.S. GAAP;

(iv) any effects of purchase accounting (including the effects of such adjustments pushed down to such Person and its Subsidiaries) in component amounts required or permitted by U.S. GAAP, resulting from the application of purchase accounting in relation to any Investment that is consummated after the Closing Date, or the amortization or write-up, writedown or write-off of any amounts thereof, net of taxes, shall be excluded;

(v) any net after-tax effect (using a reasonable estimate based on applicable tax rates) of any impairment charge or asset write-off, write-up or write-down, in each case pursuant to U.S. GAAP, shall be excluded;

(vi) any adjustments attributable to foreign currency translations, including those relating to mark-to-market of Indebtedness denominated in foreign currencies resulting from the application of U.S. GAAP, including ASC No. 830, shall be excluded; and

(vii) any (A) payments made in respect of such period pursuant to any tax sharing agreements or arrangement among the Borrower, its Subsidiaries and any Parent Company (so long as such tax sharing payments are attributable to the income of the Borrower and its Subsidiaries), and (B) the amounts of tax distributions actually made to any Parent Company in respect of such period in accordance with Section 10.03(ii)(B), shall be excluded.

“Consolidated Senior Secured Debt” shall mean, at any time, the sum of all Consolidated Indebtedness at such time that is secured by a Lien on any assets of the Borrower or any of its Subsidiaries.

“Consolidated Senior Secured Net Leverage Ratio” shall mean, at any time, the ratio of (i) (A) Consolidated Senior Secured Debt at such time less (B) the aggregate amount of unrestricted cash and Cash Equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by Section 10.01 and Liens created under any Credit Document) included on the consolidated balance sheet of the Borrower and its Subsidiaries at such time to (ii) Consolidated EBITDA for the Test Period then most recently ended for which Section 9.01 Financials were required to have been delivered (or, if no Test Period has passed, as of the last four quarters of the Borrower then ended).

“Consolidated Total Assets” shall mean, as of any date of determination, the amount that would, in conformity with U.S. GAAP, be set forth opposite the caption “total assets” (or any like caption) on a consolidated balance sheet of the Borrower and its Subsidiaries at such date.

“Consolidated Total Net Leverage Ratio” shall mean, at any time, the ratio of (i) (A) Consolidated Indebtedness at such time less (B) the aggregate amount of unrestricted cash and Cash Equivalents (in each case, free and clear of all Liens, other than nonconsensual Liens permitted by Section 10.01 and Liens created under any Credit Document) included on the consolidated balance sheet of the Borrower and its Subsidiaries at such time to (ii) Consolidated EBITDA for the Test Period then most recently ended for which Section 9.01 Financials were required to have been delivered (or, if no Test Period has passed, as of the last four quarters of the Borrower then ended).

“Contingent Obligation” shall mean, as to any Person, any obligation of such Person as a result of such Person being a general partner of any other Person, unless the underlying obligation is expressly made non-recourse as to such general partner, and any obligation of such Person guaranteeing or intended to guarantee any Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any such obligation of such Person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (x) for the purchase or payment of any such primary obligation or (y) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the holder of such primary obligation against loss in respect thereof; provided, however, that the term Contingent Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Contingent Obligation shall be deemed to be an amount equal to the stated or determinable amount of the primary obligation in respect of which such Contingent Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Credit Documents” shall mean this Agreement and, after the execution and delivery thereof pursuant to the terms of this Agreement, each Note, each Guaranty, each Security Document, each Incremental Agreement, each Refinancing Term Loan Amendment, each Refinancing Revolving Amendment, each Term Loan Extension Amendment and each other document that the Borrower and the Administrative Agent from time to time designate in writing as a “Credit Document.”

“Credit Event” shall mean the making of any Loan or the issuance of any Letter of Credit.

“Credit Party” shall mean Borrower and each Guarantor.

“Cure Right” shall have the meaning provided in Section 11.13.

“Debtor Relief Laws” shall mean the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect.

“Declined Proceeds” shall have the meaning assigned to such term in Section 5.02(j).

“Default” shall mean any event, act or condition which with notice or lapse of time, or both, would constitute an Event of Default.

“Defaulting Lender” shall mean, any Lender that (a) has failed to (i) fund all or any portion of its Loans within two Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Borrower in writing that such failure is the result of such Lender’s determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, any Issuing Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two Business Days of the date when due, (b) has notified the Borrower or the Administrative Agent in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three Business Days after written request by the Administrative Agent or the Borrower, to confirm in writing to the Administrative Agent and the Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) other than via an Undisclosed Administration, had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity, or (iii) become the subject of a Bail-In Action; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above, and of the effective date of such status, shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender of the date established therefor by the Administrative Agent in a written notice of such determination, which shall be delivered by the Administrative Agent to the Borrower and each other Lender promptly following such determination.

“Designated Hedge Agreement” shall mean each Hedge Agreement entered into by the Borrower or any Guarantor with a Guaranteed Creditor.

“Designated Non-Cash Consideration” shall mean the fair market value of non-cash consideration received by the Borrower or one of its Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-Cash Consideration pursuant to an officers’ certificate, setting forth the basis of such valuation, less the amount of cash and Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

“Designated Interest Rate Protection Agreement” shall mean each Interest Rate Protection Agreement entered into by the Borrower or any Guarantor with a Guaranteed Creditor.

“Designated Jurisdiction” shall mean any country or territory to the extent that such country or territory itself is the subject of any Sanction.

“Designated Treasury Services Agreement” shall mean each Treasury Services Agreement entered into by the Borrower or any Guarantor with a Guaranteed Creditor.

“Dividend” shall mean, with respect to any Person, that such Person has declared or paid a dividend, distribution or returned any equity capital to its stockholders, partners or members or authorized or made any other distribution, payment or delivery of property (other than common equity of such Person) or cash to its stockholders, partners or members as such, or redeemed, retired, purchased or otherwise acquired, directly or indirectly, for a consideration any shares of any class of its capital stock or any partnership or membership interests outstanding on or after the Closing Date (or any options or warrants issued by such Person with respect to its Equity Interests), or set aside any funds for any of the foregoing purposes.

“Documentation Agent” shall have the meaning provided in the first paragraph to this Agreement.

“Dodd-Frank and Basel III” shall have the meaning set forth in Section 2.10(d).

“Domestic Subsidiary” shall mean any Subsidiary that is organized under the laws of the United States, any State thereof or the District of Columbia.

“Drawing” shall have the meaning provided in Section 3.04(a).

“Economic Sanctions Laws” shall mean any and all laws, judgments, orders, executive orders, decrees, ordinances, rules, regulations, statutes, case law or treaties applicable to a Credit Party or its Affiliates relating to economic sanctions and terrorism financing, including any applicable provisions of the Trading with the Enemy Act (50 U.S.C. App. §§ 5(b) and 16, as amended), the International Emergency Economic Powers Act, (50 U.S.C. §§ 1701-1706, as amended) and Executive Order 13224 (effective September 24, 2001), as amended.

“EEA Financial Institution” means (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a subsidiary of an institution described in clause (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein and Norway.

“EEA Resolution Authority” means any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Effective Yield” shall mean, as to any Term Loans of any Tranche, the effective yield on such Term Loans as determined by the Administrative Agent, taking into account the applicable interest rate margins, any interest rate floors or similar devices and all fees, including upfront or similar fees or original issue discount (amortized over the shorter of (x) the Weighted Average Life to Maturity of such Term Loans and (y) the four years following the date of incurrence thereof) payable generally to Lenders making such Term Loans, but excluding any arrangement, structuring, commitment, underwriting or other fees payable in connection therewith that are not generally shared with the relevant Lenders and customary consent fees paid generally to consenting Lenders.

“Eligible Transferee” shall mean and include any existing Lender or any commercial bank, an insurance company, a finance company, a financial institution, any fund that invests in loans or any other “accredited investor” (as defined in Regulation D of the Securities Act) (other than a natural person) but in any event excluding, except to the extent provided in Sections 2.19, 2.20 and 13.04(c), and the Borrower and its Affiliates.

“Embargoed Person” shall mean any party that (i) is publicly identified on the most current list of “Specially Designated Nationals and Blocked Persons” published by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or (ii) resides, is organized or chartered, or has a place of business in a country or territory that is the subject of OFAC sanctions programs.

“Environment” shall mean ambient air, indoor air, surface water, groundwater, drinking water, land surface and sub-surface strata and natural resources such as wetlands, flora and fauna.

“Environmental Claims” shall mean any and all administrative, regulatory or judicial actions, suits, demands, demand letters, directives, claims, liens, notices of noncompliance or violation, investigations and/or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereafter, “Claims”), including, without limitation, (a) any and all Claims by any Governmental Authority for enforcement, investigation, cleanup, removal, response, remedial or other actions or damages pursuant to any Environmental Law, or (b) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief arising out of or relating to an alleged injury or threat of injury to human health, safety or the Environment due to the presence of Hazardous Materials, including any Release or threat of Release of any Hazardous Materials.

“Environmental Law” shall mean any applicable Federal, state, provincial, foreign or local statute, law, rule, regulation, ordinance, code, binding guideline and rule of common law, now or hereafter in effect and in each case as amended, and any judicial or administrative interpretation thereof, including any judicial or administrative order, consent decree or judgment, relating to pollution or protection of the Environment, occupational health or safety or Hazardous Materials, including, without limitation, CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Safe Drinking Water Act, 42 U.S.C. § 3803 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Emergency Planning and the Community Right-to-Know Act of 1986, 42 U.S.C. § 11001 et seq.; the Hazardous Material Transportation Act, 49 U.S.C. § 1801 et seq.; the Clean Water Act, 33 U.S.C. § 1251 et seq.; and any state, provincial and local or foreign counterparts or equivalents, in each case as amended from time to time.

“Equity Interests” of any Person shall mean any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock, any limited or general partnership interest and any limited liability company membership interest.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time, and, unless the context indicates otherwise, the regulations promulgated and rulings issued thereunder. Section references to ERISA are to ERISA, as in effect at the date of this Agreement, as amended from time to time, and any successor Section thereto.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) which together with the Borrower would be deemed to be a “single employer” within the meaning of Section 414(b) or (c) of the Code and solely with respect to Section 412 of the Code, Sections 414(b), (c), (m) or (o) of the Code.

“ERISA Event” shall mean (a) any “reportable event,” as defined in Section 4043 of ERISA or the regulations issued thereunder, but excluding any event for which the 30-day notice period is waived with respect to a Plan, (b) any failure to make a required contribution to any Plan that would result in the imposition of a Lien or other encumbrance or the failure to satisfy the minimum funding standards set forth in Sections 412 or 430 of the Code or Sections 302 or 303 of ERISA, or the arising of such a Lien or encumbrance, with respect to a Plan, (c) the incurrence by the Borrower or an ERISA Affiliate of any liability under Title IV of ERISA with respect to the termination of any Plan or the withdrawal or partial withdrawal (including under Section 4062(e) of ERISA) of the Borrower or an ERISA Affiliate from any Plan or Multiemployer Plan, (d) the filing of a notice of intent to terminate, the treatment of a Plan amendment as a termination under Section 4041 of ERISA, or the receipt by the Borrower or an ERISA Affiliate from the PBGC or a plan administrator of any notice of intent to terminate any Plan or

Multiemployer Plan or to appoint a trustee to administer any Plan, (e) the adoption of any amendment to a Plan that would require the provision of security pursuant to the Code, ERISA or other applicable law, (f) the receipt by the Borrower or an ERISA Affiliate of any notice concerning statutory liability arising from the withdrawal or partial withdrawal of the Borrower or an ERISA Affiliate from a Multiemployer Plan or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA, (g) the occurrence of any non-exempt “prohibited transaction” (within the meaning of Section 406 of ERISA or Section 4975 of the Code) with respect to which the Borrower is a “disqualified person” (within the meaning of Section 4975 of the Code) or with respect to which the Borrower could reasonably be expected to have liability, (h) the occurrence of any event or condition which constitutes grounds under Section 4042 of ERISA for the termination of any Plan or the appointment of a trustee to administer any Plan, (i) the filing of any request for or receipt of a minimum funding waiver under Section 412(c) of the Code with respect to any Plan or Multiemployer Plan, (j) a determination that any Plan is in “at-risk” status (as defined in Section 303(i)(4) of ERISA or Section 430(i)(4) of the Code), (k) the receipt by the Borrower or any ERISA Affiliate of any notice, that a Multiemployer Plan is, or is expected to be, in endangered or critical status under Section 305 of ERISA or, (l) any other extraordinary event or condition with respect to a Plan or Multiemployer Plan which could reasonably be expected to result in a Lien or any acceleration of any statutory requirement to fund all or a substantial portion of the unfunded accrued benefit liabilities of such plan.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor person), as in effect from time to time.

“Event of Default” shall have the meaning provided in Section 11.

“Excluded Property” shall have the meaning set forth in the Security Agreement.

“Excluded Subsidiary” shall mean any Subsidiary of the Borrower that is (a) a Foreign Subsidiary, (b) a FSHCO, (c) not a Wholly-Owned Subsidiary of the Borrower or one or more of its Wholly-Owned Subsidiaries, (d) an Immaterial Subsidiary that is designated as such by the Borrower in a certificate of a Responsible Officer of the Borrower delivered to the Administrative Agent, (e) prohibited or restricted by applicable Requirements of Law from guaranteeing the Loans, or which would require governmental (including regulatory) consent, approval, license or authorization to provide a guarantee in each case, unless, such consent, approval, license or authorization has been received, (f) prohibited from guaranteeing the Obligations by any contractual obligation in existence (x) on the Closing Date or (y) at the time of the acquisition of such Subsidiary after the Closing Date (to the extent such prohibition was not entered into in contemplation of such acquisition), (g) a Subsidiary with respect to which a guarantee by it of the Obligations would result in a material adverse tax consequence to the Borrower or its Subsidiaries (or to the common parent of a consolidated tax group including the Borrower or its Subsidiaries), as reasonably determined by the Borrower in consultation with the Administrative Agent, (h) a not-for-profit Subsidiary, (i) a Domestic Subsidiary that is a direct or indirect Subsidiary of a Foreign Subsidiary that is a CFC, (j) a special purpose financing Subsidiary, and (k) any other Subsidiary with respect to which, in the reasonable judgment of the Administrative Agent (confirmed in writing by notice to the Borrower), the cost or other consequences of guaranteeing the Obligations shall be excessive in view of the benefits to be obtained by the Lenders therefrom; provided that, notwithstanding the above, if a Domestic Subsidiary executes the Guaranty as a “Guarantor” then it shall not constitute an “Excluded Subsidiary” (unless released from its obligations under the Guaranty as a “Guarantor” in accordance with the terms hereof and thereof).

“Excluded Swap Obligation” shall mean, with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guaranty, or the grant by such Guarantor of a security interest to secure, such Swap Obligation (or any Guaranty thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time the Guaranty or the grant of such security interest becomes effective with respect to such Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guaranty or security interest is or becomes illegal.

“Excluded Taxes” shall mean, with respect to the Administrative Agent, any Lender, or any other recipient of any payment to be made by or on account of any obligation of any Credit Party under any Credit Document, (a) income Taxes imposed on (or measured by) its net income (however denominated), branch profits Taxes and franchise Taxes, in each case, imposed as a result of such recipient being organized or having its principal office or applicable lending office in such jurisdiction (or any political subdivision thereof) or as a result of any other present or former connection between such recipient and the jurisdiction imposing such Tax (other than a connection arising from such Administrative Agent, Lender or other recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document), (b) [reserved], (c) in the case of a Lender (other than an assignee pursuant to a request by the Borrower under Section 2.13), (i) any U.S. federal withholding Tax that is imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment under a law in effect at the time such Lender becomes a party to this Agreement (or designates a new lending office), except to the extent that such recipient (or its assignor, if any) was entitled, immediately prior to the time of designation of a new lending office (or assignment), to receive additional amounts from the Credit Parties with respect to such withholding tax pursuant to Section 5.04(a) or (ii) any withholding Tax that is attributable to such recipient’s failure to comply with Section 5.04(b) or Section 5.04(c), (d) any Taxes imposed under FATCA and (e) U.S. federal backup withholding Taxes imposed pursuant to Code Section 3406.

“Existing Credit Agreements” shall have the meaning set forth in the recitals hereto.

“Existing Extended Term Loan Tranche” shall have the meaning provided in Section 2.14(a)(i).

“Existing Incremental Term Loan Tranche” shall have the meaning provided in Section 2.14(a)(i).

“Existing Indebtedness” shall have the meaning provided in Section 10.04(v).

“Existing Initial Term Loan Tranche” shall have the meaning provided in Section 2.14(a)(i).

“Existing Term Loan Tranche” shall mean, at any time, any Existing Initial Term Loan Tranche, Existing Extended Term Loan Tranche or Existing Incremental Term Loan Tranche.

“Extended Existing Term Loan Commitments” shall mean one or more commitments hereunder to convert Extended Existing Term Loans under an Existing Extended Term Loan Tranche of a given Extension Series pursuant to a Term Loan Extension Amendment.

“Extended Existing Term Loans” shall have the meaning provided in Section 2.14(a)(i).

“Extended Incremental Term Loan Commitments” shall mean one or more commitments hereunder to convert Incremental Term Loans under an Existing Term Loan Tranche to Extended Incremental Term Loans of a given Extension Series pursuant to a Term Loan Extension Amendment.

“Extended Incremental Term Loans” shall have the meaning provided in Section 2.14(a)(i).

“Extended Initial Term Loan Commitments” shall mean one or more commitments hereunder to convert Initial Term Loans under an Existing Initial Term Loan Tranche of a given Extension Series pursuant to a Term Loan Extension Amendment.

“Extended Initial Term Loans” shall have the meaning provided in Section 2.14(a)(i).

“Extended Revolving Loan Commitments” shall have the meaning provided in Section 2.01(e).

“Extended Term Loan Commitment” shall mean, collectively, the Extended Initial Term Loan Commitments, the Extended Incremental Term Loan Commitments, the Extended Existing Term Loan Commitment, Refinancing Term Loan Commitments or one or more commitments hereunder to convert Extended Term Loans under an Existing Term Loan Tranche of a given Extension Series pursuant to a Term Loan Extension Amendment.

“Extended Term Loans” shall mean, collectively, the Extended Existing Term Loans, Extended Initial Term Loans, Extended Incremental Term Loans or the Refinancing Term Loans as the context may require.

“Extending Revolving Lender” shall have the meaning provided in Section 2.14(b)(ii).

“Extending Term Loan Lender” shall have the meaning provided in Section 2.14(a)(iii).

“Extension” shall mean any establishment of Extended Term Loan Commitments and Extended Term Loans pursuant to Section 2.14 and the applicable Term Loan Extension Amendment.

“Extension Election” shall have the meaning provided in Section 2.14(a)(iii).

“Extension Series” shall have the meaning provided in Section 2.14(a)(i).

“Facing Fee” shall have the meaning provided in Section 4.01(e).

“FATCA” shall mean Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreements entered into pursuant to current Section 1471(b)(1) of the Code (or any amended or successor version described above) and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code.

“FCPA” shall have the meaning provided in Section 8.15(f).

“Federal Funds Rate” shall mean, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to Bank of America, N.A. on such day on such transactions as determined by the Administrative Agent.

“Fees” shall mean all amounts payable pursuant to or referred to in Section 4.01.

“Financial Covenants” shall mean, collectively, the covenants of the Borrower set forth in Section 10.11.

“Fitch” shall mean Fitch, Inc.

“Flood Insurance Laws” shall mean, collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statue thereto, (iii) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto, (iv) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto and (v) the Biggert Waters Flood Insurance Reform Act of 2012 as now or hereafter in effect or any successor statute thereto.

“Foreign Subsidiary” shall mean any Subsidiary that is not a Domestic Subsidiary.

“FSHCO” shall mean any Subsidiary substantially all of the assets of which consist of Equity Interests in, Indebtedness owed by, and/or intellectual property relating to, one or more Foreign Subsidiaries, and other assets incidental thereto.

“Governmental Authority” shall mean the government of the United States of America, any other nation or any political subdivision thereof, whether state, provincial or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government.

“GP” shall mean OCI GP LLC, a Delaware limited liability company, or any successor entity thereto or substitute entity thereof that becomes general partner of the Borrower.

“Guaranteed Creditors” shall mean and include (x) each of the Administrative Agent, the other Agents and the Lenders, (y) with respect to a Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement, the Administrative Agent, any Lender and any Affiliate of the Administrative Agent or any Lender (even if the Administrative Agent or such Lender subsequently ceases to be the Administrative Agent or a Lender under this Agreement for any reason) so long as the Administrative Agent, such Lender or such Affiliate served such purposes at the time of entry into a particular Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement, and (z) with respect to a Designated Hedge Agreement only, any other Person so designated by the Borrower in a written notice delivered to the Administrative Agent.

“Guarantor” shall mean each Domestic Subsidiary of the Borrower (other than an Excluded Subsidiary) in existence on the Closing Date, as well as each Domestic Subsidiary of the Borrower (other than an Excluded Subsidiary) established, created or acquired after the Closing Date which becomes a party to the Guaranty in accordance with the requirements of this Agreement or the provisions of the Guaranty.

“Guaranty” shall mean a guaranty agreement delivered by OCIB on the Closing Date and any other guaranty agreement delivered by any Subsidiary pursuant to Section 9.12.

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, dielectric fluid containing levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous substances,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Law; and (c) any other chemical, material or substance regulated under any Environmental Law.

“Hedge Agreement” shall mean any foreign exchange contracts, currency swap agreements, commodity agreements or other similar arrangements, or arrangements designed to protect against fluctuations in currency values or commodity prices.

“Hedging Obligations” shall mean, with respect to any Person, the obligations of such Person under any Interest Rate Protection Agreement or Hedge Agreement.

“Immaterial Subsidiary” shall mean any Subsidiary of the Borrower that, as of the date of the most recent financial statements required to be delivered pursuant to Section 9.01(a) or (b), does not have (a) assets in excess of 2.5% of Consolidated Total Assets; provided that when taken together, the assets of all Immaterial Subsidiaries shall not exceed 5.0% of Consolidated Total Assets; or (b) revenues for the period of four consecutive fiscal quarters ending on such date in excess of 2.5% of the combined revenues of the Borrower and its Subsidiaries for such period; provided that when taken together, the revenues of all Immaterial Subsidiaries shall not exceed 5.0% of the combined revenues of the Borrower and its Subsidiaries for such period.

“Incremental Agreement” shall have the meaning set forth in Section 2.15(b).

“Incremental Amount” shall mean the sum of (a) $95,250,000, (b) all voluntary prepayments of Term Loans and any voluntary commitment reductions under the Revolving Loan Commitments (limited, in the case of any voluntary prepayment in accordance with the provisions of Section 2.19 or Section 2.20, to the cash payment made by any Credit Party or Subsidiary therefor) (in each case, unless funded with long-term Indebtedness) in each case prior to the date of incurrence of any such Incremental Commitments and (c) the maximum principal amount of Indebtedness that may be incurred at such time that would not cause the Consolidated First Lien Net Leverage Ratio, determined on a Pro Forma Basis as of the last day of the most recently ended Test Period for which Section 9.01 Financials were required to have been delivered (calculated based on audited or reviewed financial statements, or to the extent such financials are not available for the most recent fiscal quarter, certified internal management accounts for such quarter), to exceed 3.25 to 1.00 (with usage of the Incremental Amount being counted under clause (c) prior to clause (a) or (b); it being understood that all such clauses may be used in the same transaction); provided that for calculating the Consolidated First Lien Net Leverage Ratio for purposes of this definition, (i) all Indebtedness (whether or not unsecured or secured on a pari passu basis with the Liens securing the Obligations or by a junior Lien) being incurred at such time pursuant to Section 2.15 or Section 10.04(xvi) in reliance on clause (c) above shall be included in Consolidated First Lien Debt and (ii) the cash proceeds of any Incremental Term Loans or Indebtedness incurred pursuant to Section 10.04(xvi) shall be excluded solely for purposes of calculating the Consolidated First Lien Net Leverage Ratio on such date.

“Incremental Commitment Requirements” shall mean, with respect to any provision of an Incremental Commitment, the satisfaction of each of the following conditions: (a) no Event of Default then exists or would result therefrom (provided, that with respect to any Incremental Commitment requested with respect to any acquisition or other Investment permitted under this Agreement that is not conditioned on the availability of such financing, such requirement may be tested at the time of execution of the relevant acquisition agreement and will not be required to be satisfied on any later date); (b) all representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the applicable incurrence date (it being understood and agreed that (x) any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date and (y) any representation or warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects on such date) (provided, that with respect to any Incremental Commitment requested with respect to any acquisition or other Investment permitted under this Agreement that is not conditioned on the availability of such financing, such requirement shall be limited to the making and accuracy of the Specified Representations (it being understood that the Lenders providing such Incremental Commitment may impose as a condition to funding any Incremental Commitment the making and truth and correctness of additional representations and warranties contained herein and in the other Credit Documents, which may be waived at the discretion of such Lenders providing such Incremental Commitment)); (c) the delivery by the relevant Credit Parties of such technical amendments, modifications and/or supplements to the respective Security Documents as are reasonably requested by the Administrative Agent to ensure that the additional Obligations to be incurred pursuant to the Incremental Commitments are secured by, and entitled to the benefits of, the relevant Security Documents, and each of the Lenders hereby agrees to, and authorizes the Administrative Agent to enter into, any such technical amendments, modifications or supplements; provided that if agreed by the Administrative Agent, such amendments, modifications and/or supplements may be delivered after the effectiveness of any Incremental Agreement on terms to be agreed; (d) the delivery by the Borrower, to the Administrative Agent of an officer’s certificate executed by a Responsible Officer certifying as to compliance with preceding clauses (a) and (b); and (e) the satisfaction of all other conditions precedent that may be set forth in the respective Incremental Agreement.

“Incremental Commitments” shall mean Revolving Commitment Increases and/or Incremental Term Loan Commitments, as applicable.

“Incremental Lender” shall have the meaning provided in Section 2.15(b).

“Incremental Term Loan Commitment” shall mean, for each Lender, any commitment to make Incremental Term Loans provided by such Lender pursuant to Section 2.15 in such amount and on such date as agreed to by such Lender in the Incremental Agreement delivered pursuant to Section 2.15, as the same may be terminated pursuant to Sections 4.02 and/or 11.

“Incremental Term Loans” shall have the meaning provided in Section 2.15(a).

“Indebtedness” shall mean, as to any Person, without duplication, (i) all indebtedness (including principal, interest, fees and charges) of such Person (A) for borrowed money or (B) for the deferred purchase price of property or services, (ii) the maximum amount available to be drawn under all letters of credit, bankers’ acceptances and similar obligations issued for the account of such Person and all unpaid drawings in respect of such letters of credit, bankers’ acceptances and similar obligations, (iii) all Indebtedness of the types described in clause (i), (ii), (iv), (v), (vi) or (vii) of this definition secured by any Lien on any property owned by such Person, whether or not such Indebtedness has been assumed by such Person (provided that, if the Person has not assumed or otherwise become liable in respect of such Indebtedness, such Indebtedness shall be deemed to be in an amount equal to the lesser of (x) the aggregate unpaid amount of Indebtedness secured by such Lien and (y) the fair market value of the property to which such Lien relates as determined in good faith by such Person), (iv) the aggregate amount of all Capitalized Lease Obligations of such Person, (v) all Contingent Obligations of such Person, (vi) all obligations under any Interest Rate Protection Agreement, any Hedge Agreement, any Treasury Services Agreement or under any similar type of agreement and (vii) all Off-Balance Sheet Liabilities of such Person. Notwithstanding the foregoing, Indebtedness shall not include (a) trade payables and accrued expenses incurred by any Person in accordance with customary practices and in the ordinary course of business of such Person or (b) earn-outs and other contingent payments in respect of acquisitions except to the extent that the liability on account of any such earn-outs or contingent payment becomes fixed and is required by U.S. GAAP to be reflected as a liability on the consolidated balance sheet of the Borrower and its Subsidiaries.

“Indemnified Person” shall have the meaning provided in Section 13.01.

“Indemnified Taxes” shall mean (i) all Taxes, other than Excluded Taxes imposed on or with respect to any payment made by or on account of any obligation of the Borrower under any Credit Document and (ii) Other Taxes.

“Initial Incremental Term Loan Maturity Date” shall mean, for any Tranche of Incremental Term Loans, the final maturity date set forth for such Tranche of Incremental Term Loans in the Incremental Agreement relating thereto, provided that the initial final maturity date for all Incremental Term Loans of a given Tranche shall be the same date.

“Initial Maturity Date for Initial Term Loans” shall mean March 13, 2025.

“Initial Term Loan” shall mean the Term Loans made on the Closing Date pursuant to Section 2.01(a).

“Initial Term Loan Commitment” shall mean, for each Lender, the amount set forth opposite such Lender’s name in Schedule 2.01 directly below the column entitled “Initial Term Loan Commitment,” as the same may be terminated pursuant to Section 4.02 and/or Section 11.

“Intellectual Property” shall have the meaning provided in Section 8.19.

“Intercompany Subordination Agreement” shall mean the Intercompany Subordination Agreement, dated as of the Closing Date, by and among the Borrower and OCIB.

“Interest Determination Date” shall mean, with respect to any LIBO Rate Loan, the second Business Day prior to the commencement of any Interest Period relating to such LIBO Rate Loan.

“Interest Period” shall have the meaning provided in Section 2.09.

“Interest Rate Protection Agreement” shall mean any interest rate swap agreement, interest rate cap agreement, interest collar agreement, interest rate hedging agreement or other similar agreement or arrangement.

“Investments” shall have the meaning provided in Section 10.05.

“Issuing Lender” shall mean for purposes of any Letter of Credit, Bank of America, N.A., any Revolving Lender (or affiliate of any Revolving Lender), which, at the request of the Borrower and with the consent of the Administrative Agent agrees, in such Revolving Lender’s (or Revolving Lender’s affiliate’s) sole discretion, to become an Issuing Lender for the purpose of issuing Letters of Credit pursuant to Section 3. Each Issuing Lender may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates or branches of such Issuing Lender, in which case the term “Issuing Lender” shall include any such Affiliate or such branch with respect to Letters of Credit issued by such Affiliate or such branch.

“Joint Lead Arrangers” shall mean Bank of America, N.A., Barclays Bank PLC and Credit Agricole Corporate and Investment Bank, each in their capacity as joint lead arrangers and joint bookrunners.

“Latest Maturity Date” shall mean, at any time, the latest Maturity Date applicable to any Loan or Commitment hereunder at such time, in each case as extended in accordance with this Agreement from time to time.

“L/C Borrowing” means an extension of credit resulting from a drawing under any Letter of Credit which has not been reimbursed on the date when made or refinanced as a Revolving Loan.

“L/C Participation Percentages” shall have the meaning provided in Section 3.04(a).

“L/C Supportable Obligations” shall mean (i) obligations of the Borrower or any of the Guarantors with respect to workers compensation, surety bonds and other similar statutory obligations and (ii) any other ordinary course obligations of the Borrower or any of its Guarantors not prohibited pursuant to the terms of this Agreement (other than obligations in respect of (a) any Indebtedness or other obligations that are subordinated in right of payment to the Obligations and (b) any Equity Interests).

“Lender” shall mean each financial institution listed on Schedule 2.01, as well as any Person that becomes a “Lender” hereunder pursuant to Section 2.13, 2.15, 2.18 or 13.04(b).

“Letter of Credit” shall have the meaning provided in Section 3.01(a).

“Letter of Credit Back-Stop Arrangements” shall have the meaning provided in Section 2.16(a).

“Letter of Credit Exposure” shall mean, at any time, the aggregate amount of all Letter of Credit Outstandings at such time. The Letter of Credit Exposure of any Lender at any time shall be its RL Percentage of the total Letter of Credit Exposure at such time.

“Letter of Credit Fee” shall have the meaning provided in Section 4.01(d).

“Letter of Credit Outstandings” shall mean, at any time, the sum of (i) the Stated Amount of all outstanding Letters of Credit and (ii) the aggregate amount of all Unpaid Drawings in respect of all Letters of Credit.

“Letter of Credit Request” shall have the meaning provided in Section 3.03(a).

“LIBO Rate” shall mean:

(a) for any Interest Period, the rate per annum equal to the London Interbank Offered Rate (“LIBOR”) or a comparable or successor rate, which rate is approved by the Administrative Agent, as published on the applicable Bloomberg screen page (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two Business Days prior to the commencement of such Interest Period, for U.S. Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period; and

(b) for any interest calculation with respect to a Base Rate Loan on any date, the rate per annum equal to LIBOR, at or about 11:00 a.m., London time determined two Business Days prior to such date for U.S. Dollar deposits with a term of one month commencing that day;

provided that to the extent a comparable or successor rate is approved by the Administrative Agent in connection herewith, the approved rate shall be applied in a manner consistent with market practice; provided, further that to the extent such market practice is not administratively feasible for the Administrative Agent, such approved rate shall be applied in a manner as otherwise reasonably determined by the Administrative Agent, in consultation with the Borrower, and in no event in a manner less favorable than as applied to similarly situated borrowers in similar circumstances at such time.

Notwithstanding any of the foregoing, the LIBO Rate shall not at any time be less than 0.00% per annum.

“LIBO Rate Loan” shall mean each Loan designated as such by the Borrower at the time of the incurrence thereof or conversion thereto.

“LIBO Screen Rate” means the LIBO Rate quote on the applicable screen page the Administrative Agent designates to determine the LIBO Rate (or such other commercially available source providing such quotations as may be designated by the Administrative Agent from time to time).

“LIBO Successor Rate Conforming Changes” means, with respect to any proposed LIBO Successor Rate, any conforming changes to the definition of Base Rate, Interest Period, timing and frequency of determining rates and making payments of interest and other administrative matters as may be appropriate, in the discretion of the Administrative Agent, to reflect the adoption of such LIBO Successor Rate and to permit the administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent determines that adoption of any portion of such market practice is not administratively feasible or that no market practice for the administration of such LIBO Successor Rate exists, in such other manner of administration as the Administrative Agent determines in consultation with the Borrower).

“Lien” shall mean any mortgage, pledge, hypothecation, collateral assignment, security deposit arrangement, encumbrance, deemed or statutory trust, security conveyance, lien (statutory or other), preference, priority or other security agreement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, and any lease having substantially the same effect as any of the foregoing).

“Loans” shall mean each Term Loan, Revolving Loan and Swingline Loan.

“Location” of any Person shall mean such Person’s “location” as determined pursuant to Section 9-307 of the Uniform Commercial Code of the State of New York.

“London Banking Day” shall mean any day on which banks are open for dealings in dollar deposits in the London interbank market.

“Mandatory RL Borrowing” shall have the meaning provided in Section 2.01(d).

“Majority Lenders” of any Tranche shall mean those Non-Defaulting Lenders which would constitute the Required Lenders under, and as defined in, this Agreement if all outstanding Obligations of the other Tranches under this Agreement were repaid in full and all Commitments with respect thereto were terminated.

“Margin Stock” shall have the meaning provided in Regulation U.

“Material Adverse Effect” shall mean (i) a material adverse change in or effect on the general affairs, financial position or results of operations of the Borrower or the Plant or (ii) a material adverse effect (x) on the rights or remedies, taken as a whole, of the Lenders or the Administrative Agent hereunder or under any other Credit Document or (y) on the ability of the Credit Parties, taken as a whole, to perform their payment obligations to the Lenders or the Administrative Agent hereunder or under any other Credit Document.

“Material Project” shall mean the construction or expansion of any capital project of the Borrower or any of its Subsidiaries, in each case, solely to the extent either (i) the aggregate cost of such project (inclusive of capital costs expended prior to the acquisition, construction or expansion thereof) is reasonably expected by the Borrower to exceed, or exceeds, $7,500,000, or (ii) the Borrower reasonably expects the production capacity to increase by 5% or more as a result of such project (relative to capacity prior to such project).

“Material Real Property” shall mean each parcel of Real Property that is hereafter owned in fee by the Borrower or a Guarantor with a net book value of at least $5,000,000, in each case, that does not constitute Excluded Property.

“Maturity Date” shall mean (a) the Initial Maturity Date for Initial Term Loans, the Revolving Loan Maturity Date, the Swingline Expiry Date and (b) with respect to any Loans that have been extended pursuant to Section 2.14 or incurred pursuant to Section 2.15 or 2.18, the Latest Maturity Date applicable thereto.

“Maximum Borrower Letter of Credit Amount” shall have the meaning provided in Section 3.02.

“Maximum Swingline Amount” shall mean $5,000,000.

“Minimum Borrowing Amount” shall mean (a) with respect to Term Loans, $1,000,000 and (b) with respect to Revolving Loans, $2,000,000.

“Moody’s” shall mean Moody’s Investors Service, Inc.

“Mortgage” shall mean a mortgage, debenture, leasehold mortgage, deed of trust, deed of immovable hypothec, leasehold deed of trust, deed to secure debt, leasehold deed to secure debt or similar security instrument in form and substance reasonably satisfactory to the Administrative Agent, in favor of the Administrative Agent for the benefit of the Guaranteed Creditors, as the same may be amended, modified, restated and/or supplemented from time to time.

“Mortgaged Property” shall mean (i) the Plant and other Real Property described in Schedule 7(a) to the Perfection Certificate (but excluding any Building (as such term is defined in the Flood Insurance Laws) at the Plant that is located in a special flood hazard area as of the Closing Date) and (ii) each parcel of Material Real Property hereafter acquired by any Credit Party.

“Mortgage Policy” shall have the meaning assigned in Schedule 9.13 hereto.

“Multiemployer Plan” shall mean a multiemployer plan as defined in Section 4001(a)(3) of ERISA and subject to Title IV of ERISA under which the Borrower has any obligation or liability, including on account of an ERISA Affiliate.

“NAIC” shall mean the National Association of Insurance Commissioners.

“Net Cash Proceeds” shall mean, with respect to any Recovery Event, an amount in cash equal to the gross cash proceeds (net of reasonable costs, expenses and any taxes incurred in connection with such Recovery Event) received by the respective Person in connection with such Recovery Event.

“Net Debt Proceeds” shall mean, with respect to any incurrence of Indebtedness for borrowed money, the gross cash proceeds (net of underwriting discounts and commissions and other reasonable costs and expenses associated therewith) received by the respective Person from such incurrence.

“Net Sale Proceeds” shall mean, with respect to any Asset Sale (including, without limitation, any cash or Cash Equivalents received upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale), an amount in cash equal to the gross cash proceeds (including any cash received by way of deferred payment pursuant to a promissory note, receivable or otherwise, but only as and when received) received from such sale of assets, net of the reasonable costs of, and expenses associated with, such sale (including fees and commissions, payments of unassumed liabilities relating to the assets sold and required payments of any Indebtedness or other obligations (other than Indebtedness secured pursuant to the Security Documents) which is secured by the assets which were sold), and the incremental taxes paid or payable as a result of such Asset Sale.

“New Lender” shall have the meaning provided in Section 2.14(b)(v).

“No Undisclosed Information Representation” shall mean, with respect to any Person, a representation that such Person is not in possession of any material non-public information with respect to the Borrower or any of its Subsidiaries that has not been disclosed to the Lenders generally (other than those Lenders who have elected to not receive any non-public information with respect to the Borrower or any of its Subsidiaries), and if so disclosed could reasonably be expected to have a material effect upon, or otherwise be material to, the market price of the applicable Term Loan, or the decision of an assigning Lender to sell, or of an assignee to purchase, such Term Loan.

“Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender.

“Non-Extending Revolving Lender” shall have the meaning provided in Section 2.14(b)(iii).

“Note” shall mean each Revolving Note, Term Note and Swingline Note, as applicable.

“Notice of Borrowing” shall have the meaning provided in Section 2.03.

“Notice of Conversion/Continuation” shall have the meaning provided in Section 2.06.

“Notice Office” shall mean (i) for credit notices, the office of the Administrative Agent located at 2380 Performance Dr., Richardson, TX 75082, Attention: Arlene Minor, Telephone No. 469-201-8837, Telecopier: 214-290-9412, E-Mail: arlene.l.minor@baml.com; and (ii) for operational notices, the office of the Administrative Agent located at 900 West Trade Street 6th Floor, Charlotte, NC 28255, Attention: Mollie S. Canup, Telephone: 980-387-5449, Telecopier: 704-409-0011, E-Mail: mollie.s.canup@baml.com; or such other office or person as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“Obligations” shall mean (x) all now existing or hereafter arising debts, obligations, covenants, and duties of payment or performance of every kind, matured or unmatured, direct or contingent, owing, arising, due, or payable to any Lender, Issuing Lender, Agent or Indemnified Person by any Credit Party arising out of this Agreement or any other Credit Document, including, without limitation, all obligations to repay principal or interest on the Loans and all obligations related to Letters of Credit (including obligations which but for the automatic stay under Section 362(a) of the Bankruptcy Code would become due and including interest at the rate provided for herein, fees and other amounts accruing during the pendency of any bankruptcy, insolvency, receivership or similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, and to pay interest, fees, costs, charges, expenses, professional fees, and all sums chargeable to the Borrower or any Credit Party or for which the Borrower or any Credit Party is liable as indemnitor under the Credit Documents, whether or not evidenced by any note or other instrument and (y) liabilities and indebtedness of the Credit Parties owing under any Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement (other than Excluded Swap Obligations), if any, whether now in existence or hereafter arising (including obligations which but for the automatic stay under Section 362(a) of the Bankruptcy Code would become due and including interest, fees and other amounts accruing during the pendency of any bankruptcy, insolvency, receivership or similar proceeding, regardless of whether allowed or allowable in such proceeding), and the due performance and compliance with all terms, conditions and agreements contained therein. Notwithstanding anything to the contrary contained above, (x) obligations of any Credit Party under any Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement shall be secured and guaranteed pursuant to the Credit Documents only to the extent that, and for so long as, the other Obligations are so secured and guaranteed and (y) any release of Collateral or Guarantors effected in the manner permitted by this Agreement shall not require the consent of holders of obligations under Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement.

“OFAC” shall have the meaning set forth in the definition of “Embargoed Person.”

“Off-Balance Sheet Liabilities” of any Person shall mean (i) any repurchase obligation or liability of such Person with respect to accounts or notes receivable sold by such Person, (ii) any liability of such Person under any Sale-Leaseback Transactions that do not create a liability on the balance sheet of such Person, (iii) any obligation under a Synthetic Lease or (iv) any obligation arising with respect to any other transaction which is the functional equivalent of or takes the place of borrowing but which does not constitute a liability on the balance sheet of such Person.

“Open Market Purchase” shall have the meaning provided in Section 2.20(a).

“Other Taxes” shall mean any and all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes arising from any payment made under, from the execution, delivery, registration, performance or enforcement of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Credit Document except any such Taxes imposed with respect to an assignment (other than an assignment made pursuant to Section 2.13) that are imposed as a result of any present or former connection between the relevant Lender and the jurisdiction imposing such Tax (other than a connection arising from such Lender having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Credit Document, or sold or assigned an interest in any Loan or Credit Document).

“Parent Company” shall mean any direct or indirect parent company of the Borrower (including the GP).

“Participant” shall have the meaning provided in Section 3.04(a).

“Participant Register” shall have the meaning provided in Section 13.04(a).

“Patriot Act” shall have the meaning provided in Section 13.17.

“Payment Office” shall mean the office of the Administrative Agent set forth in Schedule 13.03 or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“PBGC” shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

“Perfection Certificate” shall mean a perfection certificate substantially in the form of the Perfection Certificate delivered to the Administrative Agent on the Closing Date, or any other form approved by the Administrative Agent, as the same shall be supplemented from time to time by a Perfection Certificate Supplement or otherwise.

“Perfection Certificate Supplement” shall mean a certificate supplement in a form approved by the Administrative Agent.

“Permitted Acquisition” shall mean any transaction for the (a) acquisition of all or substantially all of the property of any Person, or of any business or division of any Person; or (b) acquisition (including by merger or consolidation) of the Equity Interests of any Person that becomes a Subsidiary after giving effect such transaction; provided that each of the following conditions shall be met:

(i) no Default then exists or would result therefrom;

(ii) in the case of any acquisitions involving consideration in excess of $50,000,000, Borrower shall be in compliance with the Financial Covenants on a Pro Forma Basis (calculated based on audited or reviewed financial statements, or to the extent such financials are not available for the most recent fiscal quarter, certified internal management accounts for such quarter);

(iii) the Person or business to be acquired shall be, or shall be engaged in, a Similar Business and, to the extent applicable, shall comply with the requirements of Section 9.12(a) on or prior to the date of such acquisitions, and the property acquired in connection with any such transaction shall be made subject to the Lien of the Security Documents and shall be free and clear of any Liens, other than Permitted Collateral Liens;

(iv) all transactions in connection therewith shall be consummated in accordance with all applicable Requirements of Law; and

(v) at least 10 Business Days prior to the proposed date of consummation of a transaction involving consideration in excess of $50,000,000, Borrower shall have delivered to the Agents and the Lenders an officer’s certificate certifying that (A) such transaction complies with this definition (which shall have attached thereto reasonably detailed backup data and calculations showing such compliance), and (B) such transaction could not reasonably be expected to result in a Material Adverse Effect.

“Permitted Collateral Liens” shall mean (a) in the case of Collateral other than Mortgaged Property, Permitted Liens and (b) in the case of Mortgaged Property, the Liens described in clauses (i), (ii), (iii), (iv), (v), (viii), (x), (xi), (xiii), (xiv), (xvi), (xix) and (xxi) of Section 10.01; provided, however, that upon the date of delivery of any Mortgage Policy pursuant to Section 9.13 hereof, with respect to any Liens referred to in said clauses (i) and (ii) encumbering the applicable Mortgaged Property, the Borrower shall bond over or take any other action reasonably requested by the Administrative Agent to delete any exception to title relating to overdue Taxes or mechanics’, materialmen’s or other similar liens.

“Permitted Cure Securities” shall mean any equity securities of the Borrower or any Parent Company pursuant to the Cure Right.

“Permitted Encumbrance” shall mean, with respect to any Mortgaged Property, such exceptions to title as are set forth in the mortgagee title insurance policy (or title commitment having the effect of a title insurance policy) delivered with respect thereto, all of which exceptions must be acceptable to the Administrative Agent in its reasonable discretion.

“Permitted Holders” shall mean OCI, N.V. and any of its wholly-owned direct or indirect Subsidiaries.

“Permitted Liens” shall have the meaning provided in Section 10.01.

“Person” shall mean any individual, partnership, joint venture, firm, corporation, company, association, limited liability company, trust or other enterprise or any government or political subdivision or any agency, department or instrumentality thereof.

“Plan” shall mean any pension plan as defined in Section 3(2) of ERISA other than a Multiemployer Plan, which is maintained or contributed to by (or to which there is an obligation to contribute of) the Borrower or a Subsidiary of the Borrower or with respect to which the Borrower or a Subsidiary of the Borrower, has, or may have, any liability, including, for greater certainty, liability arising from an ERISA Affiliate.

“Plant” shall mean all Real Property and PP&E comprising the OCI Beaumont Facility located in Nederland, Texas.

“Platform” shall have the meaning provided in Section 9.01.

“PP&E” shall mean all personal property and equipment of the Borrower owned and used in connection with its operations.

“Prime Rate” shall mean the rate which the Administrative Agent announces from time to time as its prime lending rate, the Prime Rate to change when and as such prime lending rate changes. The Prime Rate is a reference rate and does not necessarily represent the lowest or best rate actually charged to any customer by the Administrative Agent, which may make commercial loans or other loans at rates of interest at, above or below the Prime Rate.

“Pro Forma Basis” shall mean, in connection with any calculation of compliance with any financial term, the calculation thereof after giving effect on a pro forma basis to (w) the incurrence of any Indebtedness (other than revolving Indebtedness, except to the extent same is incurred to refinance other outstanding Indebtedness or to finance a Permitted Acquisition) after the first day of the relevant Test Period as if such Indebtedness had been incurred (and the proceeds thereof applied) on the first day of the relevant Test Period, (x) the permanent repayment of any Indebtedness (other than revolving Indebtedness except to the extent accompanied by a corresponding permanent commitment reduction) after the first day of the relevant Test Period as if such Indebtedness had been retired or redeemed on the first day of the relevant Test Period, (y) any disposition of assets constituting a business, division, product line, manufacturing facility or distribution facility of any Subsidiary of the Borrower or of the Equity Interests of any Subsidiary of the Borrower and/or (z) the Permitted Acquisition, if any, then being consummated as well as in each case any other such transaction consummated after the first day of the Test Period most recently ended prior to the date of any such Permitted Acquisition for which Section 9.01 Financials are available and on or prior to the date of the Permitted Acquisition then being effected, as the case may be, with the following rules to apply in connection therewith:

(i) all Indebtedness (x) (other than revolving Indebtedness, except to the extent same is incurred to refinance other outstanding Indebtedness or to finance a Permitted Acquisition) incurred or issued after the first day of the relevant Test Period (whether incurred to finance a Permitted Acquisition, to refinance Indebtedness or otherwise) shall be deemed to have been incurred or issued (and the proceeds thereof applied) on the first day of the respective Test Period and remain outstanding through the date of determination and (y) (other than revolving Indebtedness except to the extent accompanied by a corresponding permanent commitment reduction) permanently retired or redeemed after the first day of the relevant Test Period shall be deemed to have been retired or redeemed on the first day of the respective Test Period and remain retired through the date of determination;

(ii) all Indebtedness assumed to be outstanding pursuant to preceding clause (i) shall be deemed to have borne interest at (x) the rate applicable thereto, in the case of fixed rate Indebtedness, or (y) at the rate which would have been applicable thereto on the last day of the respective Test Period, in the case of floating rate Indebtedness (although interest expense with respect to any Indebtedness for periods while same was actually outstanding during the respective period shall be calculated using the actual rates applicable thereto while same was actually outstanding);

(iii) in making any determination of Consolidated EBITDA, pro forma effect shall be given to any disposition of assets constituting a business, division, product line, manufacturing facility or distribution facility of the Borrower or any Subsidiary of the Borrower or of the Equity Interests of any Subsidiary of the Borrower consummated during the periods described above, with such Consolidated EBITDA to be determined as if such disposition (or the relevant portion thereof) was consummated on the first day of the relevant Test Period;

(iv) in making any determination of Consolidated EBITDA, pro forma effect shall be given to any Permitted Acquisition or other Investment consummated during the periods described above (excluding that portion of the assets or business acquired pursuant to any Permitted Acquisition or other Investment which has been sold or disposed of thereafter and prior to the date of the respective determination), with such Consolidated EBITDA to be determined as if such Permitted Acquisition or other Investment (or the relevant portion thereof) was consummated on the first day of the relevant Test Period; and

(v) in making any determination of Consolidated EBITDA, pro forma effect shall be given to Material Projects in accordance with the definition of “Projected Consolidated EBITDA.”

Any pro forma calculation may include, without limitation, adjustments calculated in accordance with Regulation S-X under the Securities Act; provided that any such adjustments that consist of reductions in costs and other operating improvements or synergies (whether added pursuant to this definition, the definition of “Pro Forma Cost Savings” or otherwise added to Consolidated Net Income or Consolidated EBITDA) shall be calculated in accordance with, and satisfy the requirements specified in, the definition of “Pro Forma Cost Savings.”

“Pro Forma Cost Savings” shall mean, without duplication of any amounts referenced in the definition of “Pro Forma Basis,” an amount equal to the amount of cost savings, operating expense reductions, operating improvements (including the entry into any material contract or arrangement) and acquisition synergies, in each case, projected in good faith to be realized (calculated on a pro forma basis as though such items had been realized on the first day of such period) as a result of actions taken on or prior to, or to be taken by the Borrower (or any successor thereto) or any Subsidiary within 12 months of, the date of such pro forma calculation, net of the amount of actual benefits realized or expected to be realized during such period that are otherwise included in the calculation of Consolidated EBITDA from such action; provided that (a) such cost savings, operating expense reductions, operating improvements and synergies are factually supportable and reasonably identifiable (as determined in good faith by a responsible financial or accounting officer, in his or her capacity as such and not in his or her personal capacity, of the Borrower (or any successor thereto)) and are reasonably anticipated to be realized within 12 months after the date of such pro forma calculation and (b) no cost savings, operating expense reductions, operating improvements and synergies shall be added pursuant to this definition to the extent duplicative of any expenses or charges otherwise added to Consolidated Net Income or Consolidated EBITDA, whether through a pro forma adjustment or otherwise, for such period; provided, further, that the aggregate amount added in respect of the foregoing proviso (or otherwise added to Consolidated Net Income or Consolidated EBITDA) (x) shall no longer be permitted to be added back to the extent the cost savings, operating expense reductions, operating improvements and synergies have not been achieved within 12 months of the action or event giving rise to such cost savings, operating expense reductions, operating improvements and synergies and (y) shall not exceed 20% of Consolidated EBITDA (before taking into account any such adjustment) for any Test Period.

“Projected Consolidated EBITDA” shall mean, as of any date of determination, in respect of any Material Project, the projected Consolidated EBITDA attributable to such Material Project for the first full 12-month period following the Scheduled Commercial Operation Date of such Material Project, such amount to be determined by the Borrower in good faith and evidenced by an officer’s certificate signed by a Responsible Officer based upon projected revenues that are reasonably likely on the basis of sound financial planning practice, the creditworthiness and applicable projected volumes of the prospective customers, capital and other costs, operating and administrative expenses, the Scheduled Commercial Operation Date, commodity price assumptions, the class and amount of Equity Interests of such Material Project owned, directly or indirectly, by the Borrower and other factors reasonably deemed appropriate by the Borrower in good faith, in each case, as if such Material Project was in existence on the first day of the relevant Test Period for which such determination is being made.

Notwithstanding the foregoing, in connection with the calculation of any Consolidated EBITDA Material Project Adjustment on any date of determination in respect of any Material Project, Projected Consolidated EBITDA for such Material Project shall be deemed to be zero unless the Borrower certifies to the Administrative Agent in good faith in the compliance certificate delivered pursuant to Section 9.01(e) in connection with such date of determination that no event or condition has occurred or exists that could reasonably be expected to result in any materially adverse change to the Projected Consolidated EBITDA relating to such Material Project (including, without limitation, any materially adverse changes to the creditworthiness and applicable projected volumes of the prospective customers), or, if the Borrower is unable to make such certification or determines that the Projected Consolidated EBITDA has increased, the Borrower provides the Administrative Agent with written and revised pro forma projections of the Projected Consolidated EBITDA attributable to such Material Project recalculated by the Borrower in good faith and evidenced by an officer’s certificate signed by a Responsible Officer and taking into account any such event or condition, which revised projections shall then be used to determine the Projected Consolidated EBITDA as set forth in the first paragraph of this definition in respect of such Material Project.

“PTE” means a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Quarterly Payment Date” shall mean the last Business Day of each March, June, September, and December occurring after the Closing Date, commencing on the last Business Day of June, 2018.

“Real Property” of any Person shall mean, collectively, the right, title and interest of such Person (including any leasehold, easement, mineral or other estate) in and to any and all land, improvements and fixtures owned, leased or operated by such Person, together with, in each case, all easements, hereditaments and appurtenances relating thereto, all improvements and appurtenant fixtures and equipment, all general intangibles and contract rights and other property and rights incidental to the ownership, lease or operation thereof.

“Recovery Event” shall mean the receipt by the Borrower or any Guarantor of any cash insurance proceeds or condemnation awards payable (i) by reason of any Casualty Event (but not by reason of any loss of revenues or interruption of business or operations caused thereby) and (ii) under any policy of insurance required to be maintained under Section 9.03 (but not by reason of any loss of revenues or interruption of business or operations caused thereby), in each case to the extent such proceeds or awards do not constitute reimbursement or compensation for amounts previously paid by the Borrower in respect of any such event.

“Refinancing” has the meaning provided in the recitals hereto.

“Refinancing Effective Date” shall have the meaning specified in Section 2.18(a).

“Refinancing Note Documents” shall mean the Refinancing Notes, the Refinancing Notes Indenture and all other documents executed and delivered with respect to the Refinancing Notes or Refinancing Notes Indenture, as in effect on Refinancing Effective Date and as the same may be amended, modified and/or supplemented from time to time in accordance with the terms hereof and thereof.

“Refinancing Note Holder” shall have the meaning provided in Section 2.18(b).

“Refinancing Notes” shall have the meaning provided in Section 2.18(a).

“Refinancing Notes Indenture” shall mean the indenture entered into with respect to the Refinancing Notes and pursuant to which same shall be issued.

“Refinancing Revolving Amendment” shall have the meaning specified in Section 2.18(d).

“Refinancing Revolving Commitments” shall mean one or more commitments hereunder to convert Revolving Loan Commitments into a new Tranche of Refinancing Commitments.

“Refinancing Term Loan Amendment” shall have the meaning specified in Section 2.18(c).

“Refinancing Term Loan Commitments” shall mean one or more commitments hereunder to convert Initial Term Loans or Incremental Term Loans under an Existing Initial Term Loan Tranche or Existing Incremental Term Loan Tranche into a new Tranche of Refinancing Term Loans or Refinancing Term Loans under an existing Tranche of Refinancing Term Loans.

“Refinancing Term Loan Lender” shall have the meaning specified in Section 2.18(b).

“Refinancing Term Loan Series” shall have the meaning specified in Section 2.18(b).

“Refinancing Term Loans” shall have the meaning specified in Section 2.18(a).

“Register” shall have the meaning provided in Section 13.15.

“Regulation D” shall mean Regulation D of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

“Regulation T” shall mean Regulation T of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation U” shall mean Regulation U of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Regulation X” shall mean Regulation X of the Board of Governors of the Federal Reserve System as from time to time in effect and any successor to all or a portion thereof.

“Related Parties” shall mean, with respect to any Person, such Person’s Affiliates and the partners, members, managers, directors, officers, employees, agents, trustees and advisors of such Person and of such Person’s Affiliates.

“Release” shall mean actively or passively disposing, discharging, injecting, spilling, pumping, leaking, leaching, dumping, emitting, escaping, emptying, pouring, seeping, migrating or the like, into, through or upon the Environment or within, from or into any building, structure, facility or fixture.

“Replaced Lender” shall have the meaning provided in Section 2.13.

“Replacement Lender” shall have the meaning provided in Section 2.13.

“Repricing Transaction” shall mean (1) the incurrence by the Borrower or any of its Subsidiaries of any Indebtedness in the form of term loans (including, without limitation, any new or additional term loans under this Agreement (including Refinancing Term Loans), whether incurred directly or by way of the conversion of Initial Term Loans into a new tranche of replacement term loans under this Agreement) (i) having an Effective Yield for the relevant Type of such Indebtedness that is less than the Effective Yield for Initial Term Loans of the same Type (with the comparative determinations to be made in the reasonable judgment of the Administrative Agent consistent with generally accepted financial practices) and (ii) the proceeds of which are used to prepay (or, in the case of a conversion, deemed to prepay or replace), in whole or in part, outstanding principal of Initial Term Loans or (2) any reduction in the Effective Yield for Initial Term Loans (e.g., by way of amendment, waiver or otherwise) (with such determination to be made in the reasonable judgment of the Administrative Agent, consistent with generally accepted financial practices), in each case, to the extent the primary purpose of such incurrence or amendment to this Agreement is to reduce the Effective Yield applicable to the Initial Term Loans; provided that any prepayment, refinancing, replacement or amendment in connection with a Change of Control or acquisition or Investment not permitted by this Agreement or permitted but with respect to which the Borrower has determined in good faith that this Agreement will not provide sufficient flexibility for the operation of the combined business following consummation thereof shall not constitute a Repricing Transaction. Any such determination by the Administrative Agent as contemplated by preceding clauses (1) and (2) shall be conclusive and binding on all Lenders holding Initial Term Loans.

“Required Lenders” shall mean Non-Defaulting Lenders, the sum of whose outstanding principal of Loans and Commitments as of any date of determination represent greater than 50% of the sum of all outstanding principal of Loans and Commitments of Non-Defaulting Lenders at such time.

“Required Prepayment Date” shall have the meaning provided in Section 5.02(j).

“Required Revolving Lenders” means the Majority Lenders in respect of the Revolving Loans and Revolving Loan Commitments.

“Requirement of Law” shall mean, with respect to any Person, (i) the charter, articles or certificate of organization or incorporation and bylaws or other organizational or governing documents of such Person and (ii) any statute, law, treaty, rule, regulation, order, ordinance, decree, writ, injunction or determination of any arbitrator or court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Responsible Officer” shall mean, with respect to any Person, its chief executive officer, president, or any vice president, managing director, treasurer, controller or other officer of such Person having substantially the same authority and responsibility; provided that, with respect to compliance with financial covenants, “Responsible Officer” means the chief financial officer, treasurer or controller of the Borrower, or any other officer of the Borrower having substantially the same authority and responsibility; provided further that solely for purposes of notices given pursuant to Article II, “Responsible Officer” shall also mean any other officer of the applicable Credit Party so designated by any of the foregoing officers in a notice to the Administrative Agent, or any other officer or employee of the applicable Credit Party designated in or pursuant to an agreement between the applicable Credit Party and the Administrative Agent.

“Returns” shall have the meaning provided in Section 8.09.

“Revolving Commitment Increase” shall have the meaning provided in Section 2.15(a).

“Revolving Extension Request” shall have the meaning provided in Section 2.14(b)(i).

“Revolving Lender” shall mean a Lender with a Revolving Loan Commitment.

“Revolving Loan” shall have the meaning provided in Section 2.01(b).

“Revolving Loan Commitment” shall mean, for each Lender, the amount set forth opposite such Lender’s name in Schedule 2.01, as same may be (x) reduced from time to time or terminated pursuant to Sections 4.02, 4.03 and/or 11, as applicable or (y) adjusted from time to time as a result of assignments to or from such Lender pursuant to Section 2.13 or 13.04(b).

“Revolving Loan Maturity Date” shall mean March 13, 2020.

“Revolving Note” shall have the meaning provided in Section 2.05(a).

“RL Exposure” shall mean, at any time, the sum of (i) the aggregate principal amount of all Revolving Loans then outstanding, (ii) the aggregate principal amount of all Swingline Loans then outstanding and (iii) the aggregate Letter of Credit Outstandings at such time.

“RL Percentage” of any Lender at any time shall mean a fraction (expressed as a percentage) the numerator of which is the Revolving Loan Commitment of such Lender at such time and the denominator of which is the Total Revolving Loan Commitment at such time, provided that if the RL Percentage of any Lender is to be determined after the Total Revolving Loan Commitment has been terminated, then the RL Percentage of such Lender shall be determined immediately prior (and without giving effect) to such termination (but giving effect to assignments made thereafter in accordance with the terms hereof); provided, further, that in the case of Section 2.18 when a Defaulting Lender shall exist, “RL Percentage” shall mean the percentage of the Total Revolving Loan Commitment (disregarding any Defaulting Lender’s Revolving Loan Commitment) represented by such Lender’s Revolving Loan Commitment.

“S&P” shall mean Standard & Poor’s Ratings Services, a division of the McGraw Hill Company, Inc., and any successor owner of such division.

“Sale-Leaseback Transaction” shall mean any arrangements with any Person providing for the leasing by the Borrower or any of its Subsidiaries of real or personal property which has been or is to be sold or transferred by the Borrower or any of its Subsidiaries to such Person or to any other Person to whom funds have been or are to be advanced by such Person in connection therewith.

“Sanction(s)” shall mean any international economic sanction administered or enforced by the United States Government (including without limitation, OFAC), the United Nations Security Council, the European Union, Her Majesty’s Treasury or other relevant sanctions authority.

“Scheduled Commercial Operation Date” shall mean, with respect to any Material Project, the date originally scheduled as the day on which such Material Project shall achieve Commercial Operation as specified in the notice to be delivered to the Administrative Agent with respect to such Material Project as specified in the second paragraph of the definition of Consolidated EBITDA Material Project Adjustment.

“Scheduled Incremental TL Repayment” shall have the meaning provided in Section 5.02(a)(ii).

“Scheduled Initial TL Repayment” shall have the meaning provided in Section 5.02(a).

“Scheduled Initial TL Repayment Date” shall have the meaning provided in Section 5.02(a).

“Scheduled Repayment” shall mean any Scheduled Initial TL Repayment and/or Scheduled Incremental TL Repayment.

“SEC” shall have the meaning provided in Section 9.01(g).

“Section 9.01 Financials” shall mean the quarterly and annual financial statements required to be delivered pursuant to Sections 9.01(a) and (b).

“Securities Act” shall mean the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Security Agreement” shall have the meaning provided in Section 6.09.

“Security Agreement Collateral” shall have the meaning provided in Section 6.09.

“Security Document” shall mean and include each of the Security Agreement, each Mortgage and, after the execution and delivery thereof, each Additional Security Document and each of the other agreements, instruments or documents that creates or purports to create a Lien in favor of the Administrative Agent for the benefit of the Guaranteed Creditors.

“Similar Business” shall mean any business and any services, activities or businesses incidental, or reasonably related or similar to, or complementary to any line of business engaged in by the Borrower on the Closing Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

“Solvent” and “Solvency” shall mean, with respect to any Person on any date of determination, that on such date (a) the sum of the debt (including contingent liabilities) of such Person does not exceed the fair value of the present assets of such Person; (b) the capital of such Person is not unreasonably small in relation to the business of such Person contemplated as of such date; and (c) such Person does not intend to incur, or believe that it will incur, debts (including current obligations and contingent liabilities) beyond its ability to pay such debts as they mature in the ordinary course of business. For the purposes hereof, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Stated Amount” of each Letter of Credit shall, at any time, mean the maximum amount available to be drawn thereunder (in each case determined without regard to whether any conditions to drawing could then be met, but after giving effect to all previous drawings made thereunder).

“Specified Representations” shall mean the representations and warranties of the Credit Parties set forth in Sections 8.02, 8.03(iii) (in the case of any Tranche of Loans with respect to which such Specified Representations are made, limited to the incurrence of such Tranche of Loans in the case of the Borrower, the provision of the applicable Guaranty in the case of each Guarantor and the grant of the Liens in the Collateral to the Administrative Agent for the benefit of the Guaranteed Creditors in the case of all Credit Parties), 8.05(b), 8.08(c) (in the case of any Tranche of Loans with respect to which such Specified Representations are made, limited to the incurrence and use of proceeds thereof), 8.11, 8.15(b)-(f) (in the case of any Tranche of Loans with respect to which such Specified Representations are made, limited to the incurrence and use of proceeds thereof) and 8.16 (in the case of any Tranche of Loans with respect to which such Specified Representations are made, limited to the incurrence and use of proceeds thereof).

“Subsidiary” shall mean, as to any Person, (i) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person and/or one or more Subsidiaries of such Person and (ii) any partnership, limited liability company, association, joint venture or other entity in which such Person and/or one or more Subsidiaries of such Person has more than a 50% Equity Interest at the time.

“Syndication Agent” shall have the meaning provided in the first paragraph to this Agreement.

“Swap Obligation” shall mean, with respect to each Guarantor, any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Swingline Expiry Date” shall mean that date which is five Business Days prior to the Revolving Loan Maturity Date.

“Swingline Lender” shall mean Bank of America, N.A. for so long as Bank of America, N.A. is the Administrative Agent hereunder and thereafter shall mean the successor Administrative Agent in its individual capacity; provided that any resigning Administrative Agent shall retain all of its rights with respect to any Swingline Loans made by it prior to such resignation.

“Swingline Loan” shall have the meaning provided in Section 2.01(c).

“Swingline Loan Exposure” shall mean, at any time, the aggregate principal amount of all Swingline Loans outstanding at such time. The Swingline Loan Exposure of any Lender at any time shall be its RL Percentage of the total Swingline Loan Exposure at such time.

“Swingline Note” shall have the meaning provided in Section 2.05(a).

“Synthetic Lease” shall mean a lease transaction under which the parties intend that (i) the lease will be treated as an “operating lease” by the lessee and (ii) the lessee will be entitled to various tax and other benefits ordinarily available to owners (as opposed to lessees) of like property.

“Taxes” shall mean any and all present or future taxes, levies, imposts, duties, deductions, charges, fees, assessments, liabilities or withholdings imposed by any Governmental Authority, including interest, penalties and additions to tax with respect thereto.

“Term Loan Commitment” shall mean, for each Lender, its Initial Term Loan Commitment, its Refinancing Term Loan Commitment, its Extended Term Loan Commitment or its Incremental Term Loan Commitment.

“Term Loan Extension Amendment” shall have the meaning provided in Section 2.14(a)(iv).

“Term Loan Extension Request” shall have the meaning provided in Section 2.14(a)(i).

“Term Loan Percentage” of a Tranche of Term Loans shall mean, at any time, a fraction (expressed as a percentage), the numerator of which is equal to the aggregate outstanding principal amount of all Term Loans of such Tranche at such time and the denominator of which is equal to the aggregate outstanding principal amount of all Term Loans of all Tranches at such time.

“Term Loans” shall mean the Initial Term Loans, each Incremental Term Loan, each Refinancing Term Loan and each Extended Term Loan of a given Extension Series.

“Term Note” shall have the meaning provided in Section 2.05(a).

“Test Period” shall mean each period of four consecutive fiscal quarters of the Borrower (in each case taken as one accounting period) for which Section 9.01 Financials have been (or were required to be) delivered.

“Threshold Amount” shall mean $25,000,000.

“Total Commitment” shall mean, at any time, the sum of the Total Term Loan Commitments and the Total Revolving Loan Commitment.

“Total Incremental Term Loan Commitment” shall mean, at any time, the sum of the Incremental Term Loan Commitments of each of the Lenders with such a Commitment at such time.

“Total Initial Term Loan Commitment” shall mean, at any time, the sum of the Initial Term Loan Commitments of each of the Lenders at such time.

“Total Revolving Loan Commitment” shall mean, at any time, the sum of the Revolving Loan Commitments in effect at such time.

“Total Term Loan Commitments” shall mean, at any time, the sum of the Total Initial Term Loan Commitment and the Total Incremental Term Loan Commitment.

“Total Unutilized Revolving Loan Commitment” shall mean, at any time, an amount equal to the remainder of (x) the Total Revolving Loan Commitment then in effect less (y) the RL Exposure at such time.

“Tranche” shall mean the respective facilities and commitments utilized in making Initial Term Loans or Incremental Term Loans made pursuant to one or more tranches designated pursuant to the respective Incremental Agreements in accordance with the relevant requirements specified in Section 2.15 (collectively, the “Initial Tranches” and, each, an “Initial Tranche”), and after giving effect to the Extension pursuant to Section 2.14, shall include any group of Extended Term Loans pursuant to Extended Term Loan Commitments, extended, directly or indirectly, from the same Initial Tranche and having the same Maturity Date, interest rate and fees and after giving effect to any Refinancing Term Loan Amendment pursuant to Section 2.18, shall include any group of Refinancing Term Loans refinancing, directly or indirectly, the same Initial Tranche having the same Maturity Date, interest rate and fees; provided that that only in the circumstances contemplated by Section 2.18(b), Refinancing Term Loans may be made part of a then existing Tranche of Term Loans; provided further that only in the circumstances contemplated by Section 2.15(c), Incremental Term Loans may be made part of a then existing Tranche of Term Loans. With respect to Revolving Loan Commitments, “Tranche” shall refer to the respective facilities and commitments in respect of the Revolving Loan Commitments as of the Closing Date and any Refinancing Revolving Commitment or Extended Revolving Commitment.

“Transaction” shall mean, collectively, (i) the execution and delivery by the Credit Parties of this Agreement and the other Credit Documents to which they are a party, (ii) the consummation of the Refinancing, (iii) the incurrence of the Initial Term Loans and the Revolving Loans (if applicable) on the Closing Date and (iv) the payment of all Transaction Costs.

“Transaction Costs” shall mean the fees, premiums and expenses payable by the Borrower and its Subsidiaries in connection with the transactions described in clauses (i), (ii) and (iii) of the definition of “Transaction.”

“Treasury Services Agreement” shall mean any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Type” shall mean the type of Loan determined with regard to the interest option applicable thereto, i.e., whether a Base Rate Loan or a LIBO Rate Loan.

“UCC” shall mean the Uniform Commercial Code as from time to time in effect in the relevant jurisdiction.

“Undisclosed Administration” shall mean in relation to a Lender or a parent company that directly or indirectly controls such Lender, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian or other similar official by a supervisory authority or regulator under or based on the law in the country where such Lender or Person, as the case may be, is subject to home jurisdiction supervision if applicable law requires that such appointment is not to be publicly disclosed.

“Unfunded Pension Liability” of any Plan shall mean the amount, if any, by which the value of the accumulated plan benefits under the Plan determined on a plan termination basis in accordance with actuarial assumptions at such time consistent with those prescribed by the PBGC for purposes of Section 4044 of ERISA, exceeds the fair market value of all plan assets of such Plan.

“United States” and “U.S.” shall each mean the United States of America.

“Unpaid Drawing” shall have the meaning provided in Section 3.05.

“U.S. Dollars” and the sign “$” shall each mean freely transferable lawful money (expressed in dollars) of the United States.

“U.S. GAAP” shall mean generally accepted accounting principles in the United States of America as in effect from time to time; provided that determinations made pursuant to this Agreement in accordance with U.S. GAAP are subject (to the extent provided therein) to Section 13.07(a).

“U.S. Tax Compliance Certificate” shall have the meaning provided in Section 5.04(c).

“Waivable Mandatory Prepayment” shall have the meaning provided in Section 5.02(j).

“Water Rights” shall mean water rights of every kind and nature which shall include but not be limited to claims, decrees, applications, permits, licenses, storage rights, ditches and ditch rights, riparian and littoral rights, and all shares of stock and memberships in any canal, irrigation or other water company and including, without limitation, those water rights identified in the Mortgages and incorporated herein by reference, in each case, as amended, amended and restated, supplemented, renewed or otherwise modified from time to time in accordance with the provisions of the Mortgages.

“Weighted Average Life to Maturity” shall mean, when applied to any Indebtedness at any date, the number of years obtained by dividing (i) the then outstanding principal amount of such Indebtedness into (ii) the sum of the products obtained by multiplying (x) the amount of each then remaining installment or other required scheduled payments of principal, including payment at final maturity, in respect thereof, by (y) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment.

“Wholly-Owned Domestic Subsidiary” shall mean, as to any Person, any Wholly-Owned Subsidiary of such Person which is a Domestic Subsidiary of such person.

“Wholly-Owned Foreign Subsidiary” shall mean, as to any Person, any Wholly-Owned Subsidiary of such Person which is a Foreign Subsidiary of such Person.

“Wholly-Owned Subsidiary” shall mean, as to any Person, (i) any corporation 100% of whose capital stock is at the time owned by such Person and/or one or more Wholly-Owned Subsidiaries of such Person and (ii) any partnership, association, joint venture or other entity in which such Person and/or one or more Wholly-Owned Subsidiaries of such Person owns 100% of the Equity Interests at such time (other than, in the case of a Foreign Subsidiary with respect to preceding clauses (i) or (ii), director’s qualifying shares and/or other nominal amounts of shares required to be held by Persons other than the Borrower and its Subsidiaries under applicable law).

“Write-Down and Conversion Powers” means, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

1.02 Terms Generally. The definitions in Section 1.01 shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall”; and the words “asset” and “property” shall be construed as having the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, securities, accounts and contract rights. The words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Agreement in its entirety and not to any particular provision of this Agreement unless the context shall otherwise require. All references herein to Articles, Sections, paragraphs, clauses, subclauses, Exhibits and Schedules shall be deemed references to Articles, Sections, paragraphs, clauses and subclauses of, and Exhibits and Schedules to, this Agreement unless the context shall otherwise require. Unless otherwise expressly provided herein, (a) all references to documents, instruments and other agreements (including the Credit Documents and organizational documents) shall be deemed to include all subsequent amendments, restatements, amendments and restatements, supplements and other modifications thereto, but only to the extent that such amendments, restatements, amendments and restatements, supplements and other modifications are not prohibited by any Credit Document and (b) references to any law, statute, rule or regulation shall include all statutory and regulatory provisions consolidating, amending, replacing, supplementing or interpreting such law. Unless otherwise specified, all references herein to times of day shall be references to Eastern time (daylight or standard, as applicable).

Section 2. Amount and Terms of Credit.

2.01 The Commitments.

(a) Subject to and upon the terms and conditions set forth herein, each Lender with an Initial Term Loan Commitment severally agrees to make an Initial Term Loan or Initial Term Loans to the Borrower, which Initial Term Loans (i) shall be incurred by the Borrower pursuant to a single drawing on the Closing Date, (ii) shall be denominated in U.S. Dollars, (iii) shall except as hereinafter provided, at the option of the Borrower, be incurred and maintained as, and/or converted into, one or more Borrowings of Base Rate Loans or LIBO Rate Loans and (iv) shall be made by each such Lender in that aggregate principal amount which does not exceed the Initial Term Loan Commitment of such Lender on the Closing Date (before giving effect to the termination thereof pursuant to Section 4.02(d)). Once repaid, Initial Term Loans may not be reborrowed.

(b) Subject to and upon the terms and conditions set forth herein, each Lender severally agrees to make, at any time and from time to time on or after the Closing Date and prior to the Revolving Loan Maturity Date, a revolving loan or revolving loans (each, a “Revolving Loan”) to the Borrower, which Revolving Loans (i) shall be denominated in U.S. Dollars, (ii) shall, at the option of the Borrower, be incurred and maintained as, and/or converted into, Base Rate Loans or LIBO Rate Loans, provided that except as otherwise specifically provided in Section 2.10(b), all Revolving Loans comprising the same Borrowing shall at all times be of the same Type, (iii) may be repaid and reborrowed in accordance with the provisions hereof, (iv) shall not be made (and shall not be required to be made) by any Lender in any instance where the incurrence thereof (after giving effect to the use of the proceeds thereof on the date of the incurrence thereof to repay any amounts theretofore outstanding pursuant to this Agreement) would cause the RL Exposure of such Lender to exceed the amount of its Revolving Loan Commitment at such time and (v) shall not be made (and shall not be required to be made) by any Lender if the making of same would cause the RL Exposure (after giving effect to the use of the proceeds thereof on the date of the incurrence thereof to repay any amounts theretofore outstanding pursuant to this Agreement) to exceed the Total Revolving Loan Commitment as then in effect.

(c) Subject to and upon the terms and conditions set forth herein, the Swingline Lender agrees to make, at any time and from time to time on or after the Closing Date and prior to the Swingline Expiry Date, a revolving loan or revolving loans (each, a “Swingline Loan” and, collectively, the “Swingline Loans”) to the Borrower, which Swingline Loans (i) shall be incurred and maintained as Base Rate Loans, (ii) shall be denominated in U.S. Dollars, (iii) may be repaid and reborrowed in accordance with the provisions hereof, (iv) shall not be made (and shall not be required to be made) if the making of same would cause the RL Exposure (after giving effect to the use of the proceeds thereof on the date of the incurrence thereof to repay any amounts theretofore outstanding pursuant to this Agreement) to exceed the Total Revolving Loan Commitment as then in effect and (v) shall not exceed in aggregate principal amount at any time outstanding the Maximum Swingline Amount. Notwithstanding anything to the contrary contained in this Section 2.01(c), the Swingline Lender shall not make any Swingline Loan after it has received written notice from the Borrower, any other Credit Party or the Required Lenders stating that a Default or an Event of Default exists and is continuing until such time as the Swingline Lender shall have received written notice (A) of rescission of all such notices from the party or parties originally delivering such notice or notices or (B) of the waiver of such Default or Event of Default by the Required Lenders.

(d) On any Business Day, the Swingline Lender may, in its sole discretion, give notice to the Lenders that the Swingline Lender’s outstanding Swingline Loans shall be funded with one or more Borrowings of Revolving Loans (provided that such notice shall be deemed to have been automatically given upon the occurrence of a

Default or an Event of Default under Section 11.05) in which case one or more Borrowings of Revolving Loans constituting Base Rate Loans (each such Borrowing, a “Mandatory RL Borrowing”) shall be made on the immediately succeeding Business Day by all Lenders pro rata based on each such Lender’s RL Percentage and the proceeds thereof shall be applied directly by the Swingline Lender to repay the Swingline Lender for such outstanding Swingline Loans. Each Lender hereby irrevocably agrees to make Revolving Loans upon one Business Day’s notice pursuant to each Mandatory RL Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified in writing by the Swingline Lender notwithstanding (i) the amount of the Mandatory RL Borrowing may not comply with the Minimum Borrowing Amount otherwise required hereunder, (ii) whether any conditions specified in Section 6 are then satisfied, (iii) whether a Default or an Event of Default then exists, (iv) the date of such Mandatory RL Borrowing and (v) the amount of the Total Revolving Loan Commitment at such time. In the event that any Mandatory RL Borrowing cannot for any reason be made on the date otherwise required above (including, without limitation, as a result of the commencement of a proceeding under the Bankruptcy Code with respect to the Borrower), then each Lender hereby agrees that it shall forthwith purchase (as of the date the Mandatory RL Borrowing would otherwise have occurred, but adjusted for any payments received from the Borrower on or after such date and prior to such purchase) from the Swingline Lender such participations in the outstanding Swingline Loans as shall be necessary to cause the Lenders to share in such Swingline Loans ratably based upon their respective RL Percentages, provided that (x) all interest payable on the Swingline Loans shall be for the account of the Swingline Lender until the date as of which the respective participation is required to be purchased and, to the extent attributable to the purchased participation, shall be payable to the participant from and after such date and (y) at the time any purchase of participations pursuant to this sentence is actually made, the purchasing Lender shall be required to pay the Swingline Lender interest on the principal amount of participation purchased for each day from and including the day upon which the Mandatory RL Borrowing would otherwise have occurred to but excluding the date of payment for such participation, at the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to Revolving Loans maintained as Base Rate Loans hereunder for each day thereafter.

(e) If the Revolving Loan Maturity Date shall have occurred at a time when Revolving Loan Commitments extended pursuant to Section 2.14(b) (such Commitments, the “Extended Revolving Loan Commitments”) are in effect, then on the Revolving Loan Maturity Date all then outstanding Swingline Loans shall be repaid in full on such date (and there shall be no adjustment to the participations in such Swingline Loans as a result of the occurrence of such Revolving Loan Maturity Date); provided that, if on the occurrence of the Revolving Loan Maturity Date (after giving effect to any repayments of Revolving Loans and any reallocations of Letter of Credit participations as contemplated in Section 3.07), there shall exist sufficient unutilized Extended Revolving Loan Commitments so that the respective outstanding Swingline Loans could be incurred pursuant to the Extended Revolving Loan Commitments, which will remain in effect after the occurrence of the Revolving Loan Maturity Date, then there shall be an automatic adjustment on such date of the participations in such Swingline Loans and same shall be deemed to have been incurred solely pursuant to the Extended Revolving Loan Commitments and such Swingline Loans shall not be so required to be repaid in full on the Revolving Loan Maturity Date.

2.02 Minimum Amount of Each Borrowing. The aggregate principal amount of each Borrowing of Loans under any Tranche shall not be less than the Minimum Borrowing Amount; provided that any Mandatory RL Borrowings shall be made in the amounts required by Section 2.01(d). More than one Borrowing may occur on the same date, but at no time shall there be outstanding more than ten (10) Borrowings of LIBO Rate Loans in the aggregate for all Tranches of Loans.

2.03 Notice of Borrowing; Borrowing Procedure.

(a) Whenever the Borrower desires to make a Borrowing of Term Loans under any Tranche hereunder, the Borrower shall give the Administrative Agent at its Notice Office at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) of each Base Rate Loan of such Tranche to be made hereunder and at least three Business Days’ (or such shorter period as the Administrative Agent shall agree in its sole and absolute discretion) prior written notice (or telephonic notice promptly confirmed in writing) of each LIBO Rate Loan of such Tranche to be made hereunder, provided that (in each case) any such notice shall be deemed to have been given on a certain day only if given before 12:00 Noon (New York City time) on such day (or such later time as the Administrative Agent shall agree in its sole and absolute discretion). Each such notice (each, a “Notice of Borrowing”), except as otherwise expressly provided in Section 2.11, shall be irrevocable and shall be in writing, or by telephone promptly confirmed in writing by or on behalf of the Borrower, in the form of Exhibit A-1 or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), in each case, appropriately completed to specify: (i) the aggregate principal amount of the Term Loans of such Tranche to be made pursuant to such Borrowing, (ii) the date of such Borrowing (which shall be a Business Day), (iii) whether the respective Borrowing shall consist of Initial Term Loans, Incremental Term Loans or Term Loans of any other Tranche, (iv) whether the Term Loans being made pursuant to such Borrowing are to be initially maintained as Base Rate Term Loans or LIBO Rate Term Loans and (v) in the case of LIBO Rate Loans, the Interest Period to be initially applicable thereto. If no election as to the Type of Borrowing of Term Loans is specified, then the requested Borrowing shall be a Borrowing of Base Rate Term Loans. If no Interest Period is specified with respect to any requested Borrowing of LIBO Rate Term Loans, then the Borrower shall be deemed to have selected an Interest Period of one month’s duration. The Administrative Agent shall promptly give each Lender under such Tranche which is required to make Term Loans of such Tranche specified in the respective Notice of Borrowing, notice of such proposed Borrowing, of such Lender’s proportionate share thereof (determined in accordance with Section 2.07) and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing.

(b) Whenever the Borrower desires to make a Borrowing of Revolving Loans hereunder (other than Swingline Loans or Mandatory RL Borrowings), the Borrower shall give the Administrative Agent at its Notice Office at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) of each Base Rate Loan to be made hereunder and at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of each LIBO Rate Loan to be made hereunder, provided that (in each case) any such notice shall be deemed to have been given on a certain day only if given before 12:00 Noon (New York City time) on such day (or such later time as the Administrative Agent shall agree in its sole and absolute discretion). Each such notice (each, a “Notice of Borrowing”), except as otherwise expressly provided in Section 2.11, shall be irrevocable and shall be in writing, or by telephone promptly confirmed in writing by or on behalf of the Borrower, in the form of Exhibit A-1 or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), in each case, appropriately completed to specify: (i) the aggregate principal amount of the Loans to be made pursuant to such Borrowing, (ii) the date of such Borrowing (which shall be a Business Day), (iii) whether the Revolving Loans being made pursuant to such Borrowing are to be initially maintained as Base Rate Loans or LIBO Rate Loans and (iv) in the case of LIBO Rate Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall promptly give each Lender which is required to make Loans specified in the respective Notice of Borrowing, notice of such proposed Borrowing, of such Lender’s proportionate share thereof (determined in accordance with Section 2.07) and of the other matters required by the immediately preceding sentence to be specified in the Notice of Borrowing.

(c) (i) Whenever the Borrower desires to incur Swingline Loans hereunder, the Borrower shall give the Swingline Lender no later than 11:00 A.M. (New York City time) on the date that a Swingline Loan is to be incurred, written notice or telephonic notice promptly confirmed in writing of each Swingline Loan to be incurred hereunder. Each such notice shall be irrevocable and specify in each case (A) the date of Borrowing (which shall be a Business Day), and (B) the aggregate principal amount of the Swingline Loans to be incurred pursuant to such Borrowing.

(ii) Mandatory RL Borrowings shall be made upon the notice specified in Section 2.01(d), with the Borrower irrevocably agreeing, by its incurrence of any Swingline Loan, to the making of the Mandatory RL Borrowings as set forth in Section 2.01(d).

(d) Without in any way limiting the obligation of the Borrower to confirm in writing any telephonic notice of any Borrowing or repayment of Loans, the Administrative Agent or the Swingline Lender, as the case may be, may act without liability upon the basis of telephonic notice of such Borrowing or repayment, as the case may be, believed by the Administrative Agent or the Swingline Lender, as the case may be, in good faith to be from a Responsible Officer of the Borrower, or from any other authorized officer of the Borrower designated in writing by the Borrower to the Administrative Agent as being authorized to give such notices, prior to receipt of written confirmation. In each such case, the Borrower hereby waives the right to dispute the Administrative Agent’s or Swingline Lender’s record of the terms of such telephonic notice of such Borrowing or prepayment of Loans, as the case may be, absent manifest error.

2.04 Disbursement of Funds.

(a) Term Loans. No later than 1:00 P.M. (New York City time) on the date specified in each Notice of Borrowing, each Lender with a Commitment of the relevant Tranche will make available its pro rata portion (determined in accordance with Section 2.07) of each such Borrowing requested to be made on such date. All such amounts will be made available in U.S. Dollars and in immediately available funds at the Payment Office, and the Administrative Agent will make available to the Borrower at the Payment Office the aggregate of the amounts so made available by the Lenders. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any Borrowing that such Lender does not intend to make available to the Administrative Agent such Lender’s portion of any Borrowing to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing and the Administrative Agent may (but shall not be obligated to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent also shall be entitled to recover on demand from such Lender or the Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower until the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if recovered from such Lender, the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to such Term Loans for each day thereafter and (ii) if recovered from the Borrower, the rate of interest applicable to the relevant Borrowing, as determined pursuant to Section 2.09. Nothing in this Section 2.04(a) shall be deemed to relieve any Lender from its obligation to make Term Loans hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make Term Loans hereunder.

(b) Revolving Loans. No later than 1:00 P.M. (New York City time) on the date specified in each Notice of Borrowing (or (x) in the case of Swingline Loans, no later than 2:00 P.M. (New York City time) on the date specified pursuant to Section 2.03(c)(i) or (y) in the case of Mandatory RL Borrowings, no later than 1:00 P.M. (New York City time) on the date specified in Section 2.01(d)), each Lender with a Commitment will make available its pro rata portion (determined in accordance with Section 2.07) of each such Borrowing requested to be made on such date (or in the case of Swingline Loans, the Swingline Lender will make available the full amount thereof). All such amounts will be made available in U.S. Dollars and in immediately available funds at the Payment Office, and the Administrative Agent will, except in the case of Revolving Loans made pursuant to a Mandatory RL Borrowing, make available to the Borrower at the Payment Office the aggregate of the amounts so made available by the Lenders. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any Borrowing that such Lender does not intend to make available to the Administrative Agent such Lender’s portion of any Borrowing to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing and the Administrative Agent may (but shall not be obligated to), in reliance upon such assumption, make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender, the Administrative Agent shall be entitled to recover such corresponding amount on demand from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor, the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent also shall be entitled to recover on demand from such Lender or the Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower until the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if recovered from such Lender, the overnight Federal Funds Rate for the first three days and at the interest rate otherwise applicable to such Loans for each day thereafter and (ii) if recovered from the Borrower, the rate of interest applicable to the relevant Borrowing, as determined pursuant to Section 2.09. Nothing in this Section 2.04(b) shall be deemed to relieve any Lender from its obligation to make Loans hereunder or to prejudice any rights which the Borrower may have against any Lender as a result of any failure by such Lender to make Loans hereunder.

2.05 Notes.

(a) The Borrower’s obligation to pay the principal of, and interest on, the Loans made by each Lender shall be evidenced in the Register maintained by the Administrative Agent pursuant to Section 13.15 and shall, if requested by such Lender, also be evidenced (i) in the case of a Term Loan, by a promissory note duly executed and delivered by the Borrower substantially in the form of Exhibit B-1, with blanks appropriately completed in conformity herewith (each, a “Term B Note”), (ii) in the case of a Revolving Loan, by a promissory note duly executed and delivered by the Borrower substantially in the form of Exhibit B-2, with blanks appropriately completed in conformity herewith (each, a “Revolving Note” and, collectively, the “Revolving Notes”) and (iii) in the case of a Swingline Loan, by a promissory note duly executed and delivered by the Borrower substantially in the form of Exhibit B-3, with blanks appropriately completed in conformity herewith (each a “Swingline Note” and, collectively, the “Swingline Notes”).

(b) The Term Note issued to each requesting Lender with a Term Loan Commitment or outstanding Term Loans under a given Tranche shall (i) be executed by the Borrower, (ii) be payable to such Lender or its registered assigns and be dated the date of issuance thereof, (iii) be in a stated principal amount equal to the Term Loan Commitment of such Lender with respect to such Tranche of Term Loans on the initial borrowing date for such Tranche (prior to the incurrence of any Loans pursuant thereto on such date) (or, if issued thereafter, be in a stated principal amount equal to the outstanding principal amount of the Term Loans of such Tranche of such Lender on the date of issuance thereof) and be payable in the principal amount of the Term Loans evidenced thereby, (iv) mature on the Maturity Date for such Term Loans, (v) bear interest as provided in the appropriate clause of Section 2.08 or in the relevant Incremental Agreement in respect of Base Rate Loans or LIBO Rate Loans, as the case may be, evidenced thereby, (vi) be subject to voluntary prepayment as provided in Section 5.01 and mandatory repayment as provided in Section 5.02 and (vii) be entitled to the benefits of this Agreement and the other Credit Documents.

(c) The Revolving Note issued to each requesting Lender that has a Revolving Loan Commitment or outstanding Revolving Loans shall (i) be executed by the Borrower, (ii) be payable to such Lender or its registered assigns and be dated the Closing Date (or, if issued after the Closing Date, be dated the date of the issuance thereof), (iii) be in a stated principal amount equal to the Revolving Loan Commitment of such Lender (or, if issued after the termination thereof, be in a stated principal amount equal to the outstanding Revolving Loans of such Lender at such time) and be payable in the outstanding principal amount of the Revolving Loans evidenced thereby, (iv) mature on the respective Revolving Loan Maturity Date, (v) bear interest as provided in the appropriate clause of Section 2.08 in respect of the Base Rate Loans and/or LIBO Rate Loans, as the case may be, evidenced thereby, (vi) be subject to voluntary prepayment as provided in Section 5.01, and mandatory repayment as provided in Section 5.02, and (vii) be entitled to the benefits of this Agreement and the other Credit Documents.

(d) The Swingline Note issued to the requesting Swingline Lender shall (i) be executed by the Borrower, (ii) be payable to the Swingline Lender or its registered assigns and be dated the Closing Date, (iii) be in a stated principal amount equal to the Maximum Swingline Amount and be payable in the outstanding principal amount of the Swingline Loans evidenced thereby from time to time, (iv) mature on the Swingline Expiry Date, (v) bear interest as provided in the appropriate clause of Section 2.08 in respect of the Base Rate Loans evidenced thereby, (vi) be subject to, voluntary prepayment as provided in Section 5.01, and mandatory repayment as provided in Section 5.02, and (vii) be entitled to the benefits of this Agreement and the other Credit Documents.

(e) Each Lender will note on its internal records the amount of each Loan made by it and each payment in respect thereof and prior to any transfer of any of its Notes will endorse on the reverse side thereof the outstanding principal amount of Loans evidenced thereby, in all cases in accordance with, and to the extent required by, such Lender’s customary practice. Failure to make any such notation or any error in such notation shall not affect the Borrower’s obligations in respect of such Loans.

(f) Notwithstanding anything to the contrary contained above in this Section 2.05 or elsewhere in this Agreement, Notes shall only be delivered to Lenders which at any time specifically request the delivery of such Notes. No failure of any Lender to request or obtain a Note evidencing its Loans to the Borrower shall affect or in any manner impair the obligations of the Borrower to pay the Loans (and all related Obligations) incurred by the Borrower which would otherwise be evidenced thereby in accordance with the requirements of this Agreement, and shall not in any way affect the security or guaranties therefor provided pursuant to the various Credit Documents. Any Lender which does not have a Note evidencing its outstanding Loans shall in no event be required to make the notations otherwise described in the preceding clause (e). At any time when any Lender requests the delivery of a Note to evidence any of its Loans under any applicable Tranche, the Borrower shall promptly execute and deliver to the respective Lender the requested Note in the appropriate amount or amounts to evidence such Loans of such Tranche.

2.06 Interest Rate Conversions. The Borrower shall have the option to convert, on any Business Day, all or a portion equal to at least the Minimum Borrowing Amount of the outstanding principal amount of Loans of a given Tranche made pursuant to one or more Borrowings of one or more Types of Loans, into a Borrowing (of the same Tranche) of another Type of Loan, provided that (i) except as otherwise provided in Section 2.11, (x) LIBO Rate Loans may be converted into Base Rate Loans only on the last day of an Interest Period applicable to the Loans being converted and no such partial conversion of LIBO Rate Loans, as the case may be, shall reduce the outstanding principal amount of such LIBO Rate Loans, made pursuant to a single Borrowing to less than the Minimum Borrowing Amount applicable thereto, (ii) unless the Required Lenders otherwise agree, Base Rate Loans may only be converted into LIBO Rate Loans if no Event of Default is in existence on the date of the conversion, and (iii) no conversion pursuant to this Section 2.06 shall result in a greater number of Borrowings of LIBO Rate Loans than is permitted under Section 2.02. Such conversion shall be effected by the Borrower by giving the Administrative Agent at the Notice Office prior to 12:00 Noon (New York City time) at least three Business Days’ prior notice (each, a “Notice of Conversion/Continuation”) in the form of Exhibit A-2 or such other form as may be approved by the Administrative Agent (including any form on an electronic platform or electronic transmission system as shall be approved by the Administrative Agent), in each case, appropriately completed to specify the Loans of a given Tranche to be so converted, the Borrowing or Borrowings pursuant to which such Loans were incurred and, if to be converted into LIBO Rate Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall give each Lender prompt notice of any such proposed conversion affecting any of its Loans.

2.07 Pro Rata Borrowings.

(a) All Borrowings of each applicable Tranche of Term Loans under this Agreement shall be incurred from the Lenders under such Tranche pro rata on the basis of such Lenders’ Term Loan Commitments under such Tranche. No Lender shall be responsible for any default by any other Lender of its obligation to make Term Loans hereunder, and each Lender shall be obligated to make the Term Loans provided to be made by it hereunder, regardless of the failure of any other Lender to make its Term Loans hereunder.

(b) All Borrowings of Revolving Loans (including Mandatory RL Borrowings but excluding Swingline Loans) under this Agreement shall be incurred from the Lenders pro rata on the basis of such Lenders’ Revolving Loan Commitments. No Lender shall be responsible for any default by any other Lender of its obligation to make Revolving Loans hereunder, and each Lender shall be obligated to make the Revolving Loans provided to be made by it hereunder, regardless of the failure of any other Lender to make its Revolving Loans hereunder.

2.08 Interest.

(a) The Borrower agrees to pay interest in respect of the unpaid principal amount of each Base Rate Loan (including with respect to any LIBO Rate Loan converted into a Base Rate Loan pursuant to Section 2.06 or 2.09) made to the Borrower hereunder under a given Tranche from the date of Borrowing thereof (or, in the circumstances described in the immediately preceding parenthetical, from the date of conversion of the respective LIBO Rate Loan into a Base Rate Loan) until the earlier of (i) the maturity thereof (whether by acceleration or otherwise) and (ii) the conversion of such Base Rate Loan to a LIBO Rate Loan pursuant to Section 2.06 or 2.09, as applicable, at a rate per annum which shall be equal to the sum of the Applicable Margin plus the Base Rate, as in effect from time to time.

(b) The Borrower agrees, to pay interest in respect of the unpaid principal amount of each LIBO Rate Loan made to the Borrower under a given Tranche from the date of Borrowing thereof until the earlier of (i) the maturity thereof (whether by acceleration or otherwise) and (ii) the conversion of such LIBO Rate Loan to a Base Rate Loan pursuant to Section 2.06, 2.09 or Section 2.10, as applicable, at a rate per annum which shall, during each Interest Period applicable thereto, be equal to the sum of the Applicable Margin plus the applicable LIBO Rate for such Interest Period.

(c) Overdue principal and, to the extent permitted by law, overdue interest in respect of each Loan and any other overdue amount payable hereunder shall, in each case, bear interest at a rate per annum equal to (i) for Base Rate Loans and associated interest, 2% per annum in excess of the Applicable Margin for Base Rate Loans plus the Base Rate, (ii) for LIBO Rate Loans and associated interest, 2% per annum in excess of the Applicable Margin for LIBO Rate Loans plus the LIBO Rate and (iii) with respect to fees and all other amounts, 2% per annum in excess of the Applicable Margin for Base Rate Loans plus the Base Rate, each as in effect from time to time, in each case with such interest to be payable on demand.

(d) Accrued (and theretofore unpaid) interest shall be calculated daily and payable (i) in respect of each Base Rate Loan and each Swingline Loan, quarterly in arrears on each Quarterly Payment Date, (ii) in respect of each LIBO Rate Loan, on (x) the date of any conversion thereof into a Base Rate Loan, pursuant to Sections 2.06, 2.09 or Section 2.10(b), as applicable (on the amount converted) and (y) the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period and (iii) in respect of each Loan, on (x) the date of any prepayment or repayment thereof (on the amount prepaid or repaid), (y) at maturity (whether by acceleration or otherwise) and (z) after such maturity, on demand.

(e) Upon each Interest Determination Date, the Administrative Agent shall determine the LIBO Rate for each Interest Period applicable to the respective LIBO Rate Loans and shall promptly notify the Borrower and the Lenders thereof. Each such determination shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.09 Interest Periods. At the time the Borrower gives any Notice of Borrowing under a given Tranche or Notice of Conversion/Continuation in respect of the making of, or conversion into, any LIBO Rate Loan (in the case of the initial Interest Period applicable thereto) or prior to 12:00 Noon (New York City time) on the third Business Day prior to the expiration of an Interest Period applicable to such LIBO Rate Loan (in the case of any subsequent Interest Period), the Borrower shall have the right to elect the interest period (each, an “Interest Period”) applicable to such LIBO Rate Loan, which Interest Period shall, at the option of the Borrower be a one, two, three or six month period (or if agreed by all Lenders, twelve months or any period of time shorter than one month); provided that (in each case):

(i) all LIBO Rate Loans comprising a Borrowing shall at all times have the same Interest Period;

(ii) the initial Interest Period for any LIBO Rate Loan shall commence on the date of Borrowing of such LIBO Rate Loan (including, in the case of LIBO Rate Loans, the date of any conversion thereto from a Borrowing of Base Rate Loans) and each Interest Period occurring thereafter in respect of such LIBO Rate Loan shall commence on the day on which the next preceding Interest Period applicable thereto expires;

(iii) if any Interest Period for a LIBO Rate Loan begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of such calendar month;

(iv) if any Interest Period for a LIBO Rate Loan would otherwise expire on a day which is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided, however, that if any Interest Period for a LIBO Rate Loan would otherwise expire on a day which is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day;

(v) unless the Required Lenders otherwise agree, no Interest Period for a LIBO Rate Loan may be selected at any time when an Event of Default is then in existence;

(vi) no Interest Period in respect of any Borrowing of Loans shall be selected which extends beyond the Maturity Date therefor; and

(vii) if the Borrower wishes to request a LIBO Rate Loan having an Interest Period of twelve months in duration as provided in the definition of “Interest Period,” the applicable notice must be received by the Administrative Agent not later than four Business Days prior to the requested date of such Borrowing, conversion or continuation, whereupon the Administrative Agent shall give prompt notice to the Lenders of such request and determine whether the requested Interest Period is acceptable to all of them. Not later than three Business Days before the requested date of such Borrowing, conversion or continuation, the Administrative Agent shall notify the Borrower (which notice may be by telephone) whether or not the requested Interest Period has been consented to by all the Lenders.

With respect to any LIBO Rate Loans, at the end of any Interest Period applicable to a Borrowing thereof, the Borrower may elect to split the respective Borrowing of a single Type under a single Tranche into two or more Borrowings of different Types under such Tranche or combine two or more Borrowings under a single Tranche into a single Borrowing of the same Type under such Tranche, in each case, by having the Borrower give notice thereof together with its election of one or more Interest Periods, in each case so long as each resulting Borrowing (x) has an Interest Period which complies with the foregoing requirements of this Section 2.09, (y) has a principal amount which is not less than the Minimum Borrowing Amount applicable to Borrowings of the respective Type and Tranche, and (z) does not cause a violation of the requirements of Section 2.02. If by 12:00 Noon (New York City time) on the third Business Day prior to the expiration of any Interest Period applicable to a Borrowing of LIBO Rate Loans, the Borrower has failed to elect, or is not permitted to elect, a new Interest Period to be applicable to such LIBO Rate, the Borrower shall be deemed to have elected in the case of LIBO Rate Loans, to convert such LIBO Rate Loans into Base Rate Loans with such conversion to be effective as of the expiration date of such current Interest Period.

2.10 Increased Costs, Illegality, etc.

(a) In the event that any Lender shall have determined (which determination shall, absent manifest error, be final and conclusive and binding upon all parties hereto but, with respect to clause (i) below, may be made only by the Administrative Agent):

(i) on any Interest Determination Date that, by reason of any changes arising after the date of this Agreement affecting the interbank Eurodollar market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBO Rate;

(ii) at any time, that such Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any LIBO Rate Loan because of any change since the Closing Date in any applicable law or governmental rule, regulation, order, guideline or request (whether or not having the force of law) or in the official interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, order, official guideline or request, such as, but not limited to: (A) any additional Tax imposed on any Lender (except Indemnified Taxes or Other Taxes indemnified under Section 5.04 or any Excluded Taxes) or (B) a change in official reserve requirements, but, in all events, excluding reserves required under Regulation D to the extent included in the computation of the LIBO Rate; or

(iii) at any time, that the making or continuance of any LIBO Rate Loan has been made (x) unlawful by any law or governmental rule, regulation or order, (y) impossible by compliance by any Lender in good faith with any governmental request (whether or not having force of law) or (z) impracticable as a result of a contingency occurring after the Closing Date which materially and adversely affects the interbank Eurodollar market;

then, and in any such event, such Lender (or the Administrative Agent, in the case of clause (i) above) shall promptly give notice (by telephone promptly confirmed in writing) to the Borrower and, except in the case of clause (i) above, to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, LIBO Rate Loans shall no longer be available until such time as the circumstances giving rise to such notice by the Administrative Agent no longer exist, and any Notice of Borrowing or Notice of Conversion/Continuation given by the Borrower with respect to LIBO Rate Loans which have not yet been incurred (including by way of conversion) shall be deemed rescinded by the Borrower, (y) in the case of clause (ii) above, the Borrower, agrees to pay to such Lender, upon such Lender’s written request therefor, such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its sole discretion shall determine) as shall be required to compensate such Lender for such increased costs or reductions in amounts received or receivable hereunder (a written notice setting forth the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, shall be submitted to the Borrower by such Lender and shall, absent manifest error, be final and conclusive and binding on all the parties hereto), (z) in the case of clause (iii) above, the Borrower shall take one of the actions specified in Section 2.10(b) as promptly as possible and, in any event, within the time period required by law.

(b) At any time that any LIBO Rate Loan is affected by the circumstances described in Section 2.10(a)(ii), the Borrower may, and in the case of a LIBO Rate Loan affected by the circumstances described in Section 2.10(a)(iii), the Borrower shall, either (x) if the affected LIBO Rate Loan is then being made initially or pursuant to a conversion, cancel such Borrowing by giving the Administrative Agent telephonic notice (confirmed in writing) on the same date that the Borrower was notified by the affected Lender or the Administrative Agent pursuant to Section 2.10(a)(ii) or (iii) or (y) if the affected LIBO Rate Loan is then outstanding, upon at least three Business Days’ written notice to the Administrative Agent, require the affected Lender to convert such LIBO Rate Loan into a Base Rate Loan, provided that if more than one Lender is affected at any time, then all affected Lenders must be treated the same pursuant to this Section 2.10(b).

(c) If any Lender determines that after the Closing Date the introduction of or any change in any applicable law or governmental rule, regulation, order, guideline, directive or request (whether or not having the force of law) concerning capital adequacy or liquidity requirements, or any change in interpretation or administration thereof by the NAIC or any Governmental Authority, central bank or comparable agency, will have the effect of increasing the amount of capital required or expected to be maintained by such Lender or any corporation controlling such Lender based on the existence of such Lender’s Commitments hereunder or its obligations hereunder, then the Borrower, agrees to pay to such Lender, upon its written demand therefor, such additional amounts as shall be required to compensate such Lender or such other corporation for the increased cost to such Lender or such other corporation or the reduction in the rate of return to such Lender or such other corporation as a result of such increase of capital or liquidity requirements. In determining such additional amounts, each Lender will act reasonably and in good faith and will use averaging and attribution methods which are reasonable, provided that such Lender’s determination of compensation owing under this Section 2.10(c) shall, absent manifest error, be final and conclusive and binding on all the parties hereto. Each Lender, upon determining that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Borrower, which notice shall show in reasonable detail the basis for calculation of such additional amounts.

(d) Notwithstanding anything in this Agreement to the contrary, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith and (y) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III ((x) and (y) collectively referred to as “Dodd-Frank and Basel III”), shall be deemed to be a change after the Closing Date in a Requirement of Law or government rule, regulation or order, regardless of the date enacted, adopted, issued or implemented (including for purposes of this Section 2.10).

(e) Notwithstanding anything to the contrary in this Agreement or any other Credit Documents, if the Administrative Agent determines (which determination shall be conclusive absent manifest error), or the Borrower or Required Lenders notify the Administrative Agent (with, in the case of the Required Lenders, a copy to Borrower) that the Borrower or Required Lenders (as applicable) have determined, that:

(i) adequate and reasonable means do not exist for ascertaining the LIBO Rate for any requested Interest Period because the LIBO Screen Rate is not available or published on a current basis and such circumstances are unlikely to be temporary; or

(ii) the administrator of the LIBO Screen Rate or a Governmental Authority having jurisdiction over the Administrative Agent has made a public statement identifying a specific date after which the LIBO Rate or the LIBO Screen Rate shall no longer be made available, or used for determining the interest rate of loans (such specific date, the “Scheduled Unavailability Date”), or

(iii) syndicated loans currently being executed, or that include language similar to that contained in this Section, are being executed or amended (as applicable) to incorporate or adopt a new benchmark interest rate to replace the LIBO Rate, then, reasonably promptly after such determination by the Administrative Agent or receipt by the Administrative Agent of such notice, as applicable, the Administrative Agent and the Borrower may amend this Agreement to replace LIBOR with an alternate benchmark rate (including any mathematical or other adjustments to the benchmark (if any) incorporated therein), giving due consideration to any evolving or then existing convention for similar U.S. dollar denominated syndicated credit facilities for such alternative benchmarks (any such proposed rate, a “LIBO Successor Rate”), together with any proposed LIBO Successor Rate Conforming Changes (as defined below) and any such amendment shall become effective at 5:00 p.m. (New York time) on the fifth Business Day after the Agent shall have posted such proposed amendment to all Lenders and the Borrower unless, prior to such time, Lenders comprising the Required Lenders have delivered to the Administrative Agent written notice that such Required Lenders do not accept such amendment.

If no LIBO Successor Rate has been determined and the circumstances under clause (i) above exist or the Scheduled Unavailability Date has occurred (as applicable), the Agent will promptly so notify the Borrower and each Lender. Thereafter, (x) the obligation of the Lenders to make or maintain LIBO Rate Loans shall be suspended (to the extent of the affected LIBO Rate Loans or Interest Periods), and (y) the LIBO Rate component shall no longer be utilized in determining the Base Rate. Upon receipt of such notice, the Borrower may revoke any pending request for a Borrowing of, conversion to or continuation of LIBO Rate Loans (to the extent of the affected LIBO Rate Loans or Interest Periods) or, failing that, will be deemed to have converted such request into a request for a Borrowing of Base Rate Loans (subject to the foregoing clause (y)) in the amount specified therein.

Notwithstanding anything else herein, any definition of LIBO Successor Rate shall provide that in no event shall such LIBO Successor Rate be less than zero for purposes of this Agreement.

2.11 Compensation. The Borrower agrees to compensate each Lender, upon its written request (which request shall set forth in reasonable detail the basis for requesting such compensation and the calculation of the amount of such compensation), for all losses, expenses and liabilities (including, without limitation, any loss, expense or liability incurred by reason of the liquidation or reemployment of deposits or other funds required by such Lender to fund its LIBO Rate Loans but excluding loss of anticipated profits) which such Lender may sustain: (i) if for any reason (other than a default by such Lender or the Administrative Agent) a Borrowing of, or conversion from or into, LIBO Rate Loans does not occur on a date specified therefor in a Notice of Borrowing or Notice of Conversion/Continuation (whether or not withdrawn by such Borrower or deemed withdrawn pursuant to Section 2.10(a)); (ii) if any prepayment or repayment (including any prepayment or repayment made pursuant to Section 5.01, Section 5.02 or as a result of an acceleration of the Loans pursuant to Section 11) or conversion of any of its LIBO Rate Loans occurs on a date which is not the last day of an Interest Period with respect thereto; (iii) if any prepayment of any LIBO Rate Loans is not made on any date specified in a notice of prepayment given by the Borrower; or (iv) as a consequence of (x) any other default by the Borrower to repay LIBO Rate Loans when required by the terms of this Agreement or any Note held by such Lender or (y) any election made pursuant to Section 2.10(b).

2.12 Change of Lending Office. Each Lender agrees that on the occurrence of any event giving rise to the operation of Section 2.10(a)(ii) or (iii), Section 2.10(c), Section 3.06 or Section 5.04 with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans or Letters of Credit affected by such event, provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of such Section. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Sections 2.10 and 5.04.

2.13 Replacement of Lenders. (x) If any Lender becomes a Defaulting Lender, (y) upon the occurrence of an event giving rise to the operation of Section 2.10(a)(ii) or (iii), Section 2.10(c), Section 3.06 or Section 5.04 with respect to a Lender or (z) in the case of a refusal by a Lender to consent to certain proposed changes, waivers, discharges or terminations with respect to this Agreement which have been approved by the Required Lenders or the Majority Lenders of a given Tranche, as applicable, as (and to the extent) provided in Section 13.12(b), the Borrower shall have the right, if no Event of Default then exists (or, in the case of preceding clause (y), will exist immediately after giving effect to such replacement), to replace such Lender (the “Replaced Lender”) under the applicable Tranches with one or more other Eligible Transferees, none of whom shall constitute a Defaulting Lender at the time of such replacement (collectively, the “Replacement Lender”) and each of whom shall be required to be reasonably acceptable to the Administrative Agent (to the extent the Administrative Agent’s consent would be required for an assignment to such Replacement Lender pursuant to Section 13.04); provided that (i) at the time of any replacement pursuant to this Section 2.13, the Replacement Lender shall enter into one or more Assignment and Assumption Agreements pursuant to Section 13.04(b) (and with all fees payable pursuant to said Section 13.04(b) to be paid by the Borrower and/or the Replacement Lender (as may be agreed to at such time among the Borrower and the Replacement Lender)) pursuant to which the Replacement Lender shall acquire all of the Commitments and outstanding Loans of, and in each case participations in Letters of Credit and Swingline Loans by, the Replaced Lender and, in connection therewith, shall (x) pay to the Replaced Lender in respect thereof an amount equal to the sum of (I) an amount equal to the principal of, and all accrued interest on, all outstanding Loans of the respective Replaced Lender with respect to which such Replaced Lender is being replaced, (II) an amount equal to all Unpaid Drawings (if any) with respect to which the respective Replaced Lender is being replaced, in each case that have been funded by (and not reimbursed to) such Replaced Lender, together with all then unpaid interest with respect thereto at such time and (III) an amount equal to all accrued, but theretofore unpaid, Fees owing to the Replaced Lender pursuant to Section 4.01 and (y) in the case of the replacement of any Revolving Loan Commitment, pay to the respective Issuing Lender amounts equal to such Replaced Lender’s RL Percentage of any Unpaid Drawings pursuant to Letters of Credit evidenced by such Revolving Loan Commitments (which at such time remain Unpaid Drawings) with respect to Letters of Credit issued by such Issuing Lender to the extent such amount was not theretofore funded by such Replaced Lender and (z) in the case of any replacement of Revolving Loan Commitments, pay to the Swingline Lender, an amount equal to such Replaced Lender’s pro rata share of any Mandatory RL Borrowing (as appropriate) (determined in accordance with Sections 2.01(c), 2.01(d) and 2.07), to the extent such amount was not theretofore funded by such Replaced Lender, without duplication and (ii) all obligations of the Borrower due and owing to the Replaced Lender at such time (other than those specifically described in clause (i) above in respect of which the assignment purchase price has been, or is concurrently being, paid) shall be paid in full to such Replaced Lender concurrently with such replacement. Upon receipt by the Replaced Lender of all amounts required to be paid to it pursuant to this Section 2.13, the Administrative Agent shall be entitled (but not obligated) and authorized to execute an Assignment and Assumption Agreement on behalf of such Replaced Lender, and any such Assignment and Assumption Agreement so executed by the Administrative Agent and the Replacement Lender shall be effective for purposes of this Section 2.13 and Section 13.04. Upon the execution of the respective Assignment and Assumption Agreement, the payment of amounts referred to in clauses (i) and (ii) above, recordation of the assignment on the Register pursuant to Section 13.15 and, if so requested by the Replacement Lender, delivery to the Replacement Lender of the appropriate Note or Notes executed by the Borrower, (x) the Replacement Lender shall become a Lender hereunder and the Replaced Lender shall cease to constitute a Lender hereunder, except with respect to indemnification provisions under this Agreement (including, without limitation, Sections 2.10, 2.11, 5.04, 12.07 and 13.01), which shall survive as to such Replaced Lender and (y) in the case of the replacement of any Revolving Loan Commitment pursuant to this Section 2.13, the RL Percentages of the Lenders shall be automatically adjusted at such time to give effect to such replacement.

2.14 Extended Term Loans and Extended Revolving Commitments.

(a) Extended Term Loans.

(i) Notwithstanding anything to the contrary in this Agreement, subject to the terms of this Section 2.14(a), the Borrower may at any time and from time to time when no Event of Default then exists request that all or a portion of the Initial Term Loans, the Extended Term Loans or any Tranche of Incremental Term Loans (each, an “Existing Initial Term Loan Tranche,” “Existing Extended Term Loan Tranche” and “Existing Incremental Term Loan Tranche,” respectively), together with any related outstandings, be converted to extend the scheduled maturity date(s) of any payment of principal with respect to all or any portion of the principal amount (and related outstandings)

of such Initial Term Loans, Extended Term Loans or Incremental Term Loans (any such Term Loans which have been so converted, “Extended Initial Term Loans,” “Extended Existing Term Loans” and “Extended Incremental Term Loans,” respectively) and to provide for other terms consistent with this Section 2.14(a). In order to establish any Extended Term Loans, the Borrower shall provide a notice to the Administrative Agent (who shall provide a copy of such notice to each of the Lenders under the applicable Existing Term Loan Tranche) (each, a “Term Loan Extension Request”) setting forth the proposed terms of the Extended Term Loans to be established, which shall (x) be identical as offered to each Lender under the relevant Existing Term Loan Tranche (including as to the proposed interest rates and fees payable) and (y) be identical to the Term Loans under the relevant Existing Term Loan Tranche from which such Extended Term Loans are to be converted, except that: (i) all or any of the scheduled amortization payments of principal of the Extended Term Loans may be delayed to later dates than the scheduled amortization payments of principal of the Term Loans of such Existing Term Loan Tranche to the extent provided in the applicable Term Loan Extension Amendment; (ii) the Effective Yield with respect to the Extended Term Loans (whether in the form of interest rate margin, upfront fees, original issue discount or otherwise) may be different than the Effective Yield for the Term Loans of such Existing Term Loan Tranche to the extent provided in the applicable Term Loan Extension Amendment; (iii) the applicable Term Loan Extension Amendment may provide for other covenants and terms that apply solely to any period after the Latest Maturity Date that is in effect on the effective date of the applicable Term Loan Extension Amendment (immediately prior to the establishment of such Extended Term Loans); (iv) Extended Term Loans may have mandatory prepayment terms which provide for the application of proceeds from mandatory prepayment events to be made first to prepay the Term Loans under the Existing Term Loan Tranche from which such Extended Term Loans have been converted before applying any such proceeds to prepay such Extended Term Loans; and (v) Extended Term Loans may have optional prepayment terms (including call protection and terms which allow Term Loans under the relevant Existing Term Loan Tranche from which such Extended Term Loans have been converted to be optionally prepaid prior to the prepayment of such Extended Term Loans) as may be agreed by the Borrower and the Lenders thereof; provided that no Extended Term Loans may be optionally prepaid prior to the date on which all Term Loans with an earlier final stated maturity (including Term Loans under the Existing Term Loan Tranche from which such Term Loans were converted) are repaid in full, unless such optional prepayment is accompanied by a pro rata optional prepayment of such other Term Loans; provided, however, that (A) in no event shall the final maturity date of any Extended Term Loans of a given Extension Series at the time of establishment thereof be earlier than the then Latest Maturity Date of any other Term Loans hereunder and (B) the Weighted Average Life to Maturity of any Extended Term Loans of a given Extension Series at the time of establishment thereof shall be no shorter than the remaining Weighted Average Life to Maturity of any other Tranche of Term Loans then outstanding. Any Extended Term Loans converted pursuant to any Term Loan Extension Request shall be designated a series (each, an “Extension Series”) of Extended Term Loans, as applicable, for all purposes of this Agreement; provided that any Extended Term Loans converted from an Existing Term Loan Tranche may, to the extent provided in the applicable Term Loan Extension Amendment, be designated as an increase in any previously established Extension Series with respect to such Existing Term Loan Tranche.

(ii) [Reserved].

(iii) The Borrower shall provide the applicable Term Loan Extension Request at least ten (10) Business Days prior to the date on which Lenders under the Existing Term Loan Tranche are requested to respond, and shall agree to such procedures, if any, as may be established by, or acceptable to, the Administrative Agent, in each case acting reasonably to accomplish the purposes of this Section 2.14(a). No Lender shall have any obligation to agree to have any of its Term Loans of any Existing Term Loan Tranche converted into Extended Term Loans pursuant to any Term Loan Extension Request. Any Lender (each, an “Extending Term Loan Lender”) wishing to have all or a portion of its Term Loans under the Existing Term Loan Tranche subject to such Term Loan Extension Request converted into Extended Term Loans shall notify the Administrative Agent (each, an “Extension Election”) on or prior to the date specified in such Term Loan Extension Request of the amount of its Term Loans under the Existing Term Loan Tranche which it has elected to request be converted into Extended Term Loans (subject to any minimum denomination requirements imposed by the Administrative Agent). Any Lender that does not respond to the Term Loan Extension Request on or prior to the date specified therein shall be deemed to have rejected such Term Loan Extension Request. In the event that the aggregate principal amount of Term Loans under the applicable Existing Term Loan Tranche exceeds the amount of Extended Term Loans requested pursuant to such Term Loan Extension Request, Term Loans of such Existing Term Loan Tranche, subject to such Extension Elections shall either (i) be converted to Extended Term Loans of such Existing Term Loan Tranche on a pro rata basis based on the aggregate principal amount of Term Loans of such Existing Term Loan Tranche included in such Extension Elections or (ii) to the extent such option is expressly set forth in the applicable Term Loan Extension Request, be converted to Extended Term Loans upon an increase in the amount of Extended Term Loans so that such excess does not exist.

(iv) Extended Term Loans shall be established pursuant to an amendment (each, a “Term Loan Extension Amendment”) to this Agreement among the Borrower, the Administrative Agent and each Extending Term Loan Lender providing an Extended Term Loan thereunder, which shall be consistent with the provisions set forth in Section 2.14(a)(i) above (but which shall not require the consent of any other Lender). The Administrative Agent shall promptly notify each relevant Lender as to the effectiveness of each Term Loan Extension Amendment. After giving effect to the Extension, the Initial Term Loan Commitments so extended shall cease to be a part of the Tranche they were a part of immediately prior to the Extension.

(v) Extensions consummated by the Borrower pursuant to this Section 2.14(a) shall not constitute voluntary or mandatory payments or prepayments for purposes of this Agreement. The Administrative Agent and the Lenders hereby consent to each Extension and the other transactions contemplated by this Section 2.14(a) (including, for the avoidance of doubt, payment of any interest or fees in respect of any Extended Term Loans on such terms as may be set forth in the applicable Term Loan Extension Request) and hereby waive the requirements of any provision of this Agreement (including, without limitation, Sections 5.01, 5.02, 5.03, 13.02 or 13.06) or any other Credit Document that may otherwise prohibit any Extension or any other transaction contemplated by this Section 2.14(a), provided that such consent shall not be deemed to be an acceptance of any Term Loan Extension Request.

(vi) Each of the parties hereto hereby agrees that this Agreement and the other Credit Documents may be amended pursuant to a Term Loan Extension Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of any Extended Term Loans incurred pursuant thereto, (ii) modify the scheduled repayments set forth in Section 5.02(a)(i) with respect to any Existing Term Loan Tranche subject to an Extension Election to reflect a reduction in the principal amount of the Term Loans thereunder in an amount equal to the aggregate principal amount of the Extended Term Loans converted pursuant to the applicable Extension (with such amount to be applied ratably to reduce scheduled repayments of such Term Loans required pursuant to Section 5.02(a)(i)), (iii) make such other changes to this Agreement and the other Credit Documents consistent with the provisions and intent of Section 13.12(d), (iv) establish new Tranches or sub-Tranches in respect of Term Loans so extended and such technical amendments as may be necessary in connection with the establishment of such new Tranches or sub-Tranches, in each case on terms consistent with this Section 2.14(a), and (v) effect such other amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.14(a), and each Lender hereby expressly authorizes the Administrative Agent to enter into any such Term Loan Extension Amendment. In connection with any Extension, the relevant Credit Parties shall (at their expense) amend (and the Administrative Agent is hereby directed to amend) any Mortgage that has a maturity date prior to the Latest Maturity Date so that such maturity date is extended to the Latest Maturity Date (or such later date as may be advised by local counsel to the Administrative Agent), to the extent required pursuant to applicable local law.

(b) Extension of Revolving Loan Maturity Date.

(i) At least 60 days but not more than 90 days prior to each anniversary of the Closing Date, the Borrower, by written notice to the Administrative Agent, may request (such request, a “Revolving Extension Request”) that each Revolving Lender extend the Latest Maturity Date for such Revolving Lender’s Revolving Loan Commitment for an additional one-year period.

(ii) Upon receipt of a Revolving Extension Request, the Administrative Agent shall promptly notify each Revolving Lender of such request and each Revolving Lender shall then, within 15 days of receipt of such notice from the Administrative Agent, notify the Borrower and the Administrative Agent in writing whether such Revolving Lender will consent to the extension (each such Revolving Lender consenting to the extension, an “Extending Revolving Lender”). The failure of any Revolving Lender to notify the Administrative Agent of its intent to consent to any extension shall be deemed a rejection by such Revolving Lender.

(iii) Subject to satisfaction of the conditions in Section 7 as of the Closing Date, the Latest Maturity Date in effect at such time with respect to the Revolving Loan Commitments and Revolving Loans shall be extended for an additional one-year period; provided, however, that no such extension shall be effective as to any Revolving Lender that does not agree to such extension (any such Lender, a “Non-Extending Revolving Lender”).

(iv) To the extent that there are Non-Extending Revolving Lenders, the Administrative Agent shall promptly so notify the Extending Revolving Lenders, and each Extending Revolving Lender may, in its sole discretion, no later than 5 days following such notice from the Administrative Agent (or such later date as the Borrower and the Administrative Agent may agree), give written notice to the Borrower and the Administrative Agent of the amount of the Revolving Loan Commitments of the Non-Extending Revolving Lenders that it is willing to assume. The failure of any Extending Revolving Lender to notify the Administrative Agent of its intent to assume the Revolving Loan Commitments of the Non-Extending Revolving Lenders shall be deemed a rejection by such Lender.

(v) The Borrower shall be permitted to replace any Revolving Lender that is a Non-Extending Revolving Lender with a replacement financial institution or other entity (each, a “New Lender”); provided that (A) the New Lender shall purchase, at par, all Obligations owing to such replaced Revolving Lender on or prior to the date of replacement, (B) the Borrower shall be liable to such replaced Revolving Lender under Section 2.11 if any LIBO Rate Loan owing to such replaced Revolving Lender shall be purchased other than on the last day of the Interest Period relating thereto, (C) the replaced Revolving Lender shall be obligated to assign its Revolving Loan Commitment and RL Exposure to the applicable replacement Revolving Lender or Revolving Lenders in accordance with the provisions of Section 13.04 (provided that the New Lender or the Borrower shall be obligated to pay the processing and recordation fee referred to therein) and (D) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Revolving Lender.

(vi) If the Extending Revolving Lenders and the New Lenders are willing to commit amounts that, in an aggregate, exceed the amount of the Revolving Loan Commitments of the Non-Extending Revolving Lenders, the Borrower and the Administrative Agent shall allocate the Revolving Loan Commitments of the Non-Extending Revolving Lenders among them.

2.15 Incremental Commitments.

(a) The Borrower shall have the right, in consultation and coordination with the Administrative Agent as to all of the matters set forth below in this Section 2.15, but without requiring the consent of any of the Lenders, to request at any time and from time to time that one or more Lenders (and/or one or more other Persons which are Eligible Transferees and which will become Lenders, subject to the terms set forth herein) provide an increase in Revolving Loan Commitments (a “Revolving Commitment Increase”) and/or Incremental Term Loan Commitments (such term loans incurred in connection therewith, each, an “Incremental Term Loan” and, collectively, the “Incremental Term Loans”) to the Borrower and, subject to the terms and conditions contained in this Agreement and in the relevant Incremental Agreement, make Loans pursuant thereto; it being understood and agreed, however, that (i) no Lender shall be obligated to provide a Revolving Commitment Increase or an Incremental Term Loan Commitment as a result of any such request by the Borrower, and until such time, if any, as such Lender has agreed in its sole discretion to provide a Revolving Commitment Increase or an Incremental Term Loan Commitment and executed and delivered to the Administrative Agent an Incremental Agreement as provided in clause (b) of this Section 2.15, such Lender shall not be obligated to fund any Loans, (ii) any Lender (including any Eligible Transferee who will become a Lender) may so provide a Revolving Commitment Increase or an Incremental Term Loan Commitment without the consent of any other Lender (provided that the Administrative Agent, Swingline Lender and Issuing Lenders shall have consented (not to be unreasonably withheld or delayed) to any such Person providing a Revolving Commitment Increase if such consent would be required for an assignment of Revolving Loans to such Person under Section 13.04), (iii) each Revolving Commitment Increase and Tranche of Incremental Term Loan Commitments shall be denominated in U.S. Dollars, (iv) the amount of any Revolving Commitment Increase and Incremental Term Loan Commitment made available pursuant to a given Incremental Agreement shall be in a minimum aggregate amount for all Lenders which provide a Revolving Commitment Increase or Incremental Term Loan Commitment thereunder (including Eligible Transferees who will become Lenders) of at least $15,000,000, (v) the aggregate amount of all Revolving Commitment Increases and Incremental Term Loan Commitments provided pursuant to this Section 2.15 (together with amounts incurred pursuant to Section 10.04(xvi)), in each case after the Closing Date, shall not exceed the Incremental Amount; (vi) the proceeds of all Revolving Commitment Increases and Incremental Term Loans incurred by the Borrower may be used for any purpose not prohibited under this

Agreement, (vii) each Incremental Agreement shall specifically designate, with the approval of the Administrative Agent, the Tranche of the Incremental Commitments being provided thereunder (which Tranche shall be a new Tranche i.e., not the same as any existing Tranche of Incremental Term Loans, Incremental Commitments or other Loans), unless, in the case of Incremental Term Loans or Incremental Term Loan Commitments, the requirements of Section 2.15(c) are satisfied, (viii) if to be incurred as a new Tranche of Incremental Term Loans, such Incremental Term Loans shall have the same terms as each other Tranche of Term Loans as in effect immediately prior to the effectiveness of the relevant Incremental Agreement, except as to purpose (which is subject to the requirements of preceding clause (vi)) and optional prepayment provisions and mandatory prepayment provisions (which are governed by Section 5.02); provided that each new Tranche of Incremental Term Loans shall be entitled to share in mandatory prepayments on a ratable basis with the Initial Term Loans and the other Tranches of Incremental Term Loans (unless the holders of the Incremental Term Loans of any Tranche agree to take a lesser share of certain prepayments); provided, however, that (I) the maturity and amortization of such Tranche of Incremental Term Loans may differ, so long as such Tranche of Incremental Term Loans shall have (a) an Initial Incremental Term Loan Maturity Date of no earlier than the then Latest Maturity Date as of the date such Indebtedness was incurred and (b) a Weighted Average Life to Maturity of no less than the Weighted Average Life to Maturity as then in effect for the Tranche of then outstanding Term Loans with the then longest Weighted Average Life to Maturity, (II) the Effective Yield applicable to such Tranche of Incremental Term Loans may differ from that applicable to the then outstanding Tranches of Term Loans, with the Effective Yield applicable thereto to be specified in the respective Incremental Agreement; provided, however, that if the Effective Yield for such Incremental Term Loans as of the date of incurrence of such Tranche of Incremental Term Loans exceeds the Effective Yield then applicable to any then outstanding Initial Term Loans by more than 0.50% per annum, any such Initial Term Loans shall become subject to a determination of a new Applicable Increased Term Loan Spread and the Applicable Margins for all then outstanding Initial Term Loans shall be increased as of such date in accordance with the requirements of the definition of “Applicable Margin,” (III) Incremental Term Loans may share on a pro rata basis or a less than pro rata basis (but not greater than pro rata basis) in any mandatory prepayments of Term Loans (other than pursuant to a refinancing of such Term Loans or with respect to greater than pro rata payments to an earlier maturing Tranche of Term Loans) and (IV) such Tranche of Incremental Term Loans may have other terms (other than those described in preceding clauses (I) and (III)) that may differ from those of other Tranches of Term Loans, including, without limitation, as to the application of optional or voluntary prepayments among the Incremental Term Loans and the existing Term Loans and such other differences as may be reasonably satisfactory to the Administrative Agent, (ix) the terms and provisions of any Revolving Commitment Increase shall be identical to the Revolving Loans and the Revolving Loan Commitments and, for purposes of this Agreement and the other Credit Documents, all Revolving Loans made under the Revolving Commitment Increase shall be deemed to be Revolving Loans, (x) [reserved], (xi) all Incremental Term Loans (and all interest, fees and other amounts payable thereon) incurred by the Borrower shall be Obligations of the Borrower under this Agreement and the other applicable Credit Documents and shall be secured by the Security Agreements, and guaranteed under each relevant Guaranty, on a pari passu basis with all other Term Loans secured by the Security Agreement and guaranteed under each such Guaranty and (xii) each Lender (including any Eligible Transferee who will become a Lender) agreeing to provide an Incremental Commitment pursuant to an Incremental Agreement shall, subject to the satisfaction of the relevant conditions set forth in this Agreement, make Revolving Commitment Increases and/or Incremental Term Loans under the Tranche specified in the applicable Incremental Agreement and such Term Loans shall thereafter be deemed to be Revolving Loans or Incremental Term Loans under such Tranche, as applicable, for all purposes of this Agreement and the other applicable Credit Documents.

(b) At the time of the provision of Incremental Commitments pursuant to this Section 2.14, the Borrower, the Administrative Agent and each such Lender or other Eligible Transferee which agrees to provide an Incremental Commitment (each, an “Incremental Lender”) shall execute and deliver to the Administrative Agent an incremental joinder agreement (each such agreement, an “Incremental Agreement”), with the effectiveness of the Incremental Commitment provided therein to occur on the date on which (w) a fully executed copy of such Incremental Agreement shall have been delivered to the Administrative Agent, (x) all fees required to be paid in connection therewith at the time of such effectiveness shall have been paid (including, without limitation, any agreed upon upfront or arrangement fees owing to the Administrative Agent), (y) all Incremental Commitment Requirements are satisfied, and (z) all other conditions set forth in this Section 2.15 shall have been satisfied. The Administrative Agent shall promptly notify each Lender as to the effectiveness of each Incremental Agreement, and at such time, (i) Schedule 2.01 shall be deemed modified to reflect the revised Incremental Commitments of the affected Lenders and (ii) to the extent requested by any Incremental Lender, Notes will be issued at the Borrower’s expense to such Incremental Lender, to be in conformity with the requirements of Section 2.05 (with appropriate modification) to the extent needed to reflect the new Incremental Commitments made by such Incremental Lender.

(c) Notwithstanding anything to the contrary contained above in this Section 2.14, the Incremental Term Loan Commitments provided by an Incremental Lender or Incremental Lenders, as the case may be, pursuant to each Incremental Agreement shall constitute a new Tranche, which shall be separate and distinct from the existing Tranches pursuant to this Agreement (with a designation which may be made in letters (i.e., A, B, C, etc.), numbers (1, 2, 3, etc.) or a combination thereof (i.e., A-1, A-2, B-1, B-2, C-1, C-2, etc.)), provided that, with the consent of the Administrative Agent (not to be unreasonably withheld, delayed or conditioned), the parties to a given Incremental Agreement may specify therein that the Incremental Term Loans made pursuant thereto shall constitute part of, and be added to, an existing Tranche of Term Loans, in any case so long as the following requirements are satisfied:

(i) the Incremental Term Loans to be made pursuant to such Incremental Agreement shall have the same Borrower, the same Maturity Date and the same Applicable Margins as the Tranche of Term Loans to which the new Incremental Term Loans are being added;

(ii) the new Incremental Term Loans shall have the same Scheduled Repayment dates as then remain with respect to the Tranche to which such new Incremental Term Loans are being added (with the amount of each Scheduled Repayment applicable to such new Incremental Term Loans to be the same (on a proportionate basis) as is theretofore applicable to the Tranche to which such new Incremental Term Loans are being added, thereby increasing the amount of each then remaining Scheduled Repayment of the respective Tranche proportionately); and

(iii) on the date of the making of such new Incremental Term Loans, and notwithstanding anything to the contrary set forth in Section 2.09, such new Incremental Term Loans shall be added to (and form part of) each Borrowing of outstanding Term Loans of the applicable Tranche on a pro rata basis (based on the relative sizes of the various outstanding Borrowings), so that each Lender holding Term Loans under the respective Tranche of Term Loans participates in each outstanding Borrowing of Term Loans of the respective Tranche (after giving effect to the incurrence of such new Incremental Term Loans) on a pro rata basis.

To the extent the provisions of preceding clause (iii) require that Lenders making new Incremental Term Loans add such Incremental Term Loans to the then outstanding Borrowings of LIBO Rate Loans of such Tranche, it is acknowledged that the effect thereof may result in such new Incremental Term Loans having short Interest Periods i.e., an Interest Period that began during an Interest Period then applicable to outstanding LIBO Rate Loans of such Tranche and which will end on the last day of such Interest Period. In connection therewith, it is hereby agreed that, to the extent the Incremental Term Loans are to be so added to the then outstanding Borrowings of Term Loans of such Tranche which are maintained as LIBO Rate Loans, the Lenders that have made such Incremental Term Loans shall be entitled to receive from the Borrower such amounts, as reasonably determined by the respective Lenders, to compensate them for funding the new Incremental Term Loans of the respective Tranche during an existing Interest Period (rather than at the beginning of the respective Interest Period based upon rates then applicable thereto). All determinations by any Lender pursuant to the immediately preceding sentence shall, absent manifest error, be final and conclusive and binding on all parties hereto.

2.16 Defaulting Lenders. Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

(a) if any Swingline Loan Exposure or Letter of Credit Exposure exists at the time a Lender becomes a Defaulting Lender then:

(i) all or any part of such Swingline Loan Exposure and Letter of Credit Exposure shall be reallocated among the Non-Defaulting Lenders in accordance with their respective RL Percentages but only to the extent (x) the sum of all Non-Defaulting Lenders’ RL Exposures plus such Defaulting Lender’s Swingline Loan Exposure and Letter of Credit Exposure does not exceed the total of all Non-Defaulting Lenders’ Revolving Loan Commitments and (y) immediately following the reallocation to a Non-Defaulting Lender, the RL Exposure of such Lender does not exceed its Revolving Loan Commitment at such time;

(ii) if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrower shall within five (5) Business Days following notice by the Administrative Agent (x) first, prepay such Swingline Loan Exposure (which may, if available, be with the proceeds of a Borrowing) and (y) second, cash collateralize in a manner reasonably satisfactory to the applicable Issuing Lender such Defaulting Lender’s Letter of Credit Exposure (after giving effect to any partial reallocation pursuant to clause (i) above) in aggregate amount equal to 100% of such Defaulting Lender’s Letter of Credit Exposure for so long as such Letter of Credit Exposure is outstanding (such arrangements, the “Letter of Credit Back-Stop Arrangements”);

(iii) the Borrower shall not be required to pay any Fees to such Defaulting Lender with respect to such Defaulting Lender’s Letter of Credit Exposure;

(iv) if the Letter of Credit Exposure of the Non-Defaulting Lenders is reallocated pursuant to this Section 2.16(a), then the fees payable to the Lenders pursuant to Section 4.01(c) shall be adjusted in accordance with such Non-Defaulting Lenders’ RL Percentages; and

(v) if any Defaulting Lender’s Letter of Credit Exposure is neither cash collateralized nor reallocated pursuant to this Section 2.16(a), then, without prejudice to any rights or remedies of any Issuing Lender or any Lender hereunder, all letter of credit fees payable under Section 4.01(c) with respect to such Defaulting Lender’s Letter of Credit Exposure shall be payable to each Issuing Lender until such Letter of Credit Exposure is cash collateralized and/or reallocated;

(b) notwithstanding anything to the contrary contained in Section 2.01(b) or Section 3, so long as any Lender is a Defaulting Lender (i) the Swingline Lender shall not be required to fund any Swingline Loan and no Issuing Lender shall be required to issue, amend or increase any Letter of Credit unless the related exposure has been 100% covered by the Revolving Loan Commitments of the Non-Defaulting Lenders and/or cash collateral provided by the Borrower, in each case in accordance with Section 2.16(a), and (ii) participating interests in any such newly made Swingline Loan or newly issued or increased Letter of Credit shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 2.16(a)(i) (and Defaulting Lenders shall not participate therein).

In the event that the Administrative Agent, the Borrower, each Issuing Lender and the Swingline Lender each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Swingline Loan Exposure, the Letter of Credit Exposure of the Lenders shall be readjusted to reflect the inclusion of such Lender’s Revolving Loan Commitments and on such date such Lender shall purchase at par such of the Revolving Loans of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Revolving Loans in accordance with its RL Percentage.

2.17 [Reserved].

2.18 Refinancing Facilities.

(a) The Borrower may by written notice to the Administrative Agent elect to request the establishment of one or more additional Tranches of Term Loans under this Agreement (“Refinancing Term Loans”) or one or more series of debt securities (“Refinancing Notes”), which refinance, renew, replace, defease or refund one or more Tranches of Term Loans (including any Incremental Term Loans or Extended Term Loans) under this Agreement; provided, that such Refinancing Term Loans and/or Refinancing Notes may not be in an amount greater than the aggregate principal amount of the Term Loans being refinanced, renewed, replaced, defeased or refunded plus unpaid accrued interest and premium (if any) thereon and upfront fees, underwriting discounts, fees, commissions and expenses incurred in connection with the Refinancing Term Loans and/or Refinancing Notes; provided that such aggregate principal amount may also be increased to the extent such additional amount is capable of being incurred at such time pursuant to Section 10.04 (and Section 10.01 to the extent secured) and such excess incurrence shall for all purposes hereof be an incurrence under the relevant subclauses of Section 10.04 (and Section 10.01 to the extent secured). Each such notice shall specify the date (each, a “Refinancing Effective Date”) on which the Borrower proposes that the Refinancing Term Loans shall be made or the Refinancing Notes shall be issued, which shall be a date not less than three (3) Business Days after the date on which such notice is delivered to the Administrative Agent; provided that:

(i) the Weighted Average Life to Maturity of such Refinancing Term Loans and/or Refinancing Notes shall not be shorter than 91 days after the remaining Weighted Average Life to Maturity of the Term Loans being refinanced and the Refinancing Term Loans and/or Refinancing Notes shall not have a final maturity before the date that is 91 days after the Maturity Date applicable to the Term Loans being refinanced;

(ii) any such Refinancing Notes shall not be subject to any amortization prior to final maturity and shall not be subject to any mandatory redemption or prepayment provisions (except customary asset sale or change of control provisions);

(iii) such Refinancing Term Loans and/or Refinancing Notes shall not be guaranteed by any Person other than the Borrower or a Guarantor (unless such Person becomes a Guarantor); it being understood that nothing herein shall limit any Guarantor from being a borrower of Refinancing Term Loans or an issuer of Refinancing Notes;

(iv) in the case of any such Refinancing Term Loans and/or Refinancing Notes that are secured such Refinancing Term Loans and/or Refinancing Notes are secured by only assets comprising Collateral (as defined in the Security Documents), and not secured by any property or assets of the Borrower or any of its Subsidiaries other than the Collateral (as defined in the Security Documents); and

(v) all other terms applicable to such Refinancing Term Loans and/or Refinancing Notes (excluding pricing and optional prepayment or redemption terms) shall (I) be substantially identical to, or (II) (taken as a whole) be otherwise not materially more favorable to the Refinancing Term Loan Lenders and/or Refinancing Note Holders than those applicable to the then outstanding Term Loans, except to the extent such covenants and other terms apply solely to any period after the Maturity Date of the Term Loans being refinanced; provided that Refinancing Term Loans and/or Refinancing Notes may rank pari passu or junior in right of payment and/or security with the remaining Term Loans or may be unsecured so long as the holders of any Refinancing Term Loans and/or Refinancing Notes that are subordinated in right of payment and/or security are subject to an intercreditor agreement the material terms of which are reasonably acceptable to the Administrative Agent (provided that a certificate of a Responsible Officer of the Borrower delivered to the Administrative Agent in good faith at least five Business Days prior to the incurrence of such Indebtedness, together with a reasonably detailed description of the material terms and conditions of such Indebtedness or drafts of the documentation relating thereto, stating that the Borrower has determined in good faith that such terms and conditions satisfy the requirement set out in the foregoing clause (v), shall be conclusive evidence that such terms and conditions satisfy such requirement unless the Administrative Agent provides notice to the Borrower of an objection during such five Business Day period (including a reasonable description of the basis upon which it objects)).

(b) The Borrower may approach any Lender or any other Person to provide all or a portion of the (x) Refinancing Term Loans (a “Refinancing Term Loan Lender”), so long as such Person would be an Eligible Transferee of Term Loans, or (y) Refinancing Notes (a “Refinancing Note Holder”); provided that any Lender offered or approached to provide all or a portion of the Refinancing Term Loans and/or Refinancing Notes may elect or decline, in its sole discretion, to provide a Refinancing Term Loan or purchase Refinancing Notes. Any Refinancing Term Loans made on any Refinancing Effective Date shall be designated a series (a “Refinancing Term Loan Series”) of Refinancing Term Loans for all purposes of this Agreement; provided that any Refinancing Term Loans may, to the extent provided in the applicable Refinancing Term Loan Amendment, be designated as an increase in any previously established Refinancing Term Loan Series of Refinancing Term Loans made to the Borrower.

(c) The Administrative Agent and the Lenders hereby consent to the transactions contemplated by Section 2.18(a) (including, for the avoidance of doubt, the payment of interest, fees, amortization or premium in respect of the Refinancing Term Loans and Refinancing Notes on the terms specified by the Borrower) and hereby waive the requirements of this Agreement or any other Credit Document that may otherwise prohibit any transaction contemplated by Section 2.18(a). The Refinancing Term Loans shall be established pursuant to an amendment to this Agreement among the Borrower and the Refinancing Term Loan Lenders providing such Refinancing Term Loans (a “Refinancing Term Loan Amendment”) which shall be consistent with the provisions set forth in Section 2.18(a). The Refinancing Notes shall be established pursuant to a Refinancing Notes Indenture which shall be consistent with the provisions set forth in Section 2.18(a). Each Refinancing Term Loan Amendment shall be binding on the Lenders, the Administrative Agent, the Credit Parties party thereto and the other parties hereto without the consent of any other Lender and the Lenders hereby irrevocably authorize the Administrative Agent to enter into amendments to this Agreement and the other Credit Documents as may be necessary or appropriate in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of Section 2.18, including in order to establish new Tranches or sub-Tranches in respect of the Refinancing Term Loans and such technical amendments as may be necessary or appropriate in connection therewith and to adjust the amortization schedule in Section 5.02(a)(i) (insofar as such schedule relates to payments due to Lenders the Term Loans of which are refinanced with the proceeds of Refinancing Term Loans; provided that no such amendment shall reduce the pro rata share of any such payment that would have otherwise been payable to the Lenders, the Term Loans of which are not refinanced with the proceeds of Refinancing Term Loans). The Administrative Agent shall be permitted, and each is hereby authorized, to enter into such amendments with the Borrower to effect the foregoing.

(d) On one or more occasions after the Closing Date, the Borrower may obtain, from any Lender or any Eligible Transferee that becomes a Lender, Indebtedness which refinances all or any portion of the Revolving Loans (or unused Revolving Loan Commitments) then outstanding under this Agreement in the form of Refinancing Revolving Commitments or Refinancing Revolving Loans pursuant to an amendment to this Agreement among the Borrower and the Refinancing Lenders providing such Refinancing Revolving Commitments or Refinancing Revolving Loans (a “Refinancing Revolving Amendment”); provided that notwithstanding anything to the contrary in this Section 2.18 or otherwise, (1) the borrowing and repayment of Refinancing Revolving Loans (except for (A) payments of interest and fees at different rates on Refinancing Revolving Commitments (and related outstandings), (B) repayments required upon the maturity date of the Refinancing Revolving Commitments and (C) repayment made in connection with a permanent repayment and termination of commitments of Revolving Loans with respect to Refinancing Revolving Commitments after the date of obtaining any Refinancing Revolving Commitments) shall be made on a pro rata basis with all other Revolving Loan Commitments, (2) subject to the provisions of Section 2.12 to the extent dealing with Letters of Credit which mature or expire after a maturity date when there exist Extended Revolving Commitments with a longer maturity date, all Letters of Credit shall be participated on a pro rata basis by all Lenders with Commitments in accordance with their percentage of the Revolving Loan Commitments and (3) assignments and participations of Refinancing Revolving Commitments and Refinancing Revolving Loans shall be governed by the same assignment and participation provisions applicable to Revolving Loan Commitments and Revolving Loans. Each of the parties hereto hereby agrees that this Agreement and the other Credit Documents may be amended pursuant to a Refinancing Revolving Amendment, without the consent of any other Lenders, to the extent (but only to the extent) necessary to (i) reflect the existence and terms of the Refinancing Revolving Commitments and/or Refinancing Revolving Loans incurred pursuant thereto and (ii) make such other changes to this Agreement and the other Credit Documents consistent with the provisions of Section 13.12 and (iii) effect such other amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of this Section 2.18, and the Required Lenders hereby expressly authorize the Administrative Agent to enter into any such Refinancing Revolving Amendment.

2.19 Reverse Dutch Auction Repurchases.

(a) Notwithstanding anything to the contrary contained in this Agreement or any other Credit Document, the Borrower may, at any time and from time to time, conduct reverse Dutch auctions in order to purchase Term Loans of a particular Tranche (each, an “Auction”) (each such Auction to be managed exclusively by Bank of America, N.A. (or an affiliate of Bank of America, N.A.) or another investment bank of recognized standing selected by the Borrower following consultation with the Administrative Agent (in such capacity, the “Auction Manager”)), so long as the following conditions are satisfied:

(i) each Auction shall be conducted in accordance with the procedures, terms and conditions set forth in this Section 2.19(a) and Schedule 2.19(a);

(ii) no Default or Event of Default shall have occurred and be continuing on the date of the delivery of each auction notice and at the time of purchase of Term Loans in connection with any Auction;

(iii) the minimum principal amount (calculated on the face amount thereof) of all Term Loans that the Borrower offers to purchase in any such Auction shall be no less than $10,000,000 (unless another amount is agreed to by the Administrative Agent);

(iv) [reserved];

(v) the aggregate principal amount (calculated on the face amount thereof) of all Term Loans so purchased by the Borrower shall automatically be cancelled and retired by the Borrower on the settlement date of the relevant purchase (and may not be resold);

(vi) no more than one Auction may be ongoing at any one time;

(vii) the Borrower shall make the No Undisclosed Information Representation; and

(viii) at the time of each purchase of Term Loans through an Auction, the Borrower shall have delivered to the Auction Manager an officer’s certificate of a Responsible Officer certifying as to compliance with preceding clauses (ii) and (vii).

(b) The Borrower must terminate an Auction if it fails to satisfy one or more of the conditions set forth above which are required to be met at the time which otherwise would have been the time of purchase of Term Loans pursuant to such Auction. If the Borrower commences any Auction (and all relevant requirements set forth above which are required to be satisfied at the time of the commencement of such Auction have in fact been satisfied), and if at such time of commencement the Borrower believes in good faith that all required conditions set forth above which are required to be satisfied at the time of the purchase of Term Loans pursuant to such Auction shall be satisfied, then the Borrower shall have no liability to any Lender for any termination of such Auction as a result of its failure to satisfy one or more of the conditions set forth above which are required to be met at the time which otherwise would have been the time of purchase of Term Loans pursuant to the such Auction, and any such failure shall not result in any Default or Event of Default hereunder. With respect to all purchases of Term Loans made by the Borrower pursuant to this Section 2.19, (x) the Borrower shall pay on the settlement date of each such purchase all accrued and unpaid interest (except to the extent otherwise set forth in the relevant offering documents), if any, on the purchased Term Loans up to the settlement date of such purchase and (y) such purchases (and the payments made by the Borrower and the cancellation of the purchased Term Loans, in each case in connection therewith) shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 5.01, 5.02 or 13.06. At the time of purchases of Term Loans pursuant to an Auction, the then remaining Scheduled Repayments shall be reduced by the aggregate principal amount (taking the face amount thereof) of Term Loans repurchased pursuant to such Auction, with such reduction to be applied to such Scheduled Repayments on a pro rata basis (based on the then remaining principal amount of each such Scheduled Repayments).

(c) The Administrative Agent and the Lenders hereby consent to the Auctions and the other transactions contemplated by this Section 2.19 (provided that no Lender shall have an obligation to participate in any such Auctions) and hereby waive the requirements of any provision of this Agreement (including, without limitation, Sections 5.01, 5.02 and 13.06 (it being understood and acknowledged that purchases of the Term Loans by the Borrower contemplated by this Section 2.19 shall not constitute Investments by the Borrower)) or any other Credit Document that may otherwise prohibit any Auction or any other transaction contemplated by this Section 2.19. The Auction Manager acting in its capacity as such hereunder shall be entitled to the benefits of the provisions of Section 12 and Section 13.01 mutatis mutandis as if each reference therein to the “Administrative Agent” were a reference to the Auction Manager, and the Administrative Agent shall cooperate with the Auction Manager as reasonably requested by the Auction Manager in order to enable it to perform its responsibilities and duties in connection with each Auction.

2.20 Open Market Purchases.

(a) Notwithstanding anything to the contrary contained in this Agreement or any other Credit Document, the Borrower or any of its Subsidiaries may, at any time and from time to time, make open market purchases of Term Loans (each, an “Open Market Purchase”), so long as the following conditions are satisfied:

(i) no Event of Default shall have occurred and be continuing on the date of such Open Market Purchase;

(ii) the aggregate principal amount (calculated on the face amount thereof) of all Term Loans so purchased by the Borrower or any of its Subsidiaries shall automatically be cancelled and retired by the Borrower on the settlement date of the relevant purchase (and may not be resold);

(iii) the aggregate principal amount of all Term Loans purchased pursuant to this Section 2.20 shall not exceed 20% of the largest ever outstanding Term Loan Commitments;

(iv) the Borrower or any of its Subsidiaries shall not use the proceeds of any Revolving Borrowing to finance any such repurchase;

(v) the Borrower shall make the No Undisclosed Information Representation; and

(vi) at the time of each purchase of Term Loans through Open Market Purchases, the Borrower shall have delivered to the Administrative Agent an officer’s certificate of a Responsible Officer certifying as to compliance with preceding clauses (i), (iii) and (v).

(b) With respect to all purchases of Term Loans made by the Borrower pursuant to this Section 2.20, (x) the Borrower shall pay on the settlement date of each such purchase all accrued and unpaid interest, if any, on the purchased Term Loans up to the settlement date of such purchase (except to the extent otherwise set forth in the relevant purchase documents as agreed by the respective selling Lender) and (y) such purchases (and the payments made by the Borrower and the cancellation of the purchased Term Loans, in each case in connection therewith) shall not constitute voluntary or mandatory payments or prepayments for purposes of Section 5.01, 5.02 or 13.06. At the time of purchases of Term Loans pursuant to any Open Market Purchase, the then remaining Scheduled Repayments shall be reduced by the aggregate principal amount (taking the face amount thereof) of Term Loans repurchased pursuant to such Open Market Purchase, with such reduction to be applied to such Scheduled Repayments on a pro rata basis (based on the then remaining principal amount of each such Scheduled Repayments).

(c) The Administrative Agent and the Lenders hereby consent to the Open Market Purchases contemplated by this Section 2.20 and hereby waive the requirements of any provision of this Agreement (including, without limitation, Sections 5.01, 5.02 and 13.06 (it being understood and acknowledged that purchases of the Term Loans by the Borrower contemplated by this Section 2.20 shall not constitute Investments by the Borrower)) or any other Credit Document that may otherwise prohibit any Open Market Purchase by this Section 2.20.

2.21 MIRE Events. Notwithstanding anything to the contrary herein, the making, increasing, extension or renewal of any Loans pursuant to this Agreement shall be subject to flood insurance due diligence and flood insurance compliance in accordance with Section 9.03(b) hereto and shall otherwise be reasonably satisfactory to the Administrative Agent and the Lenders.

Section 3. Letters of Credit.

3.01 Letters of Credit.

(a) Subject to and upon the terms and conditions set forth herein, the Borrower may request that an Issuing Lender issue, increase the amount of, or extend the maturity date of, at any time and from time to time on and after the Closing Date and prior to the tenth day prior to the Revolving Loan Maturity Date, for the account of the Borrower or any of its Subsidiaries (in the case of requests made by it) and for the benefit of (x) any holder (or any trustee, agent or other similar representative for any such holders) of L/C Supportable Obligations, an irrevocable standby letter of credit, in a form customarily used by such Issuing Lender or in such other form as is reasonably acceptable to such Issuing Lender, and (y) sellers of goods to the Borrower or any of its Subsidiaries, an irrevocable trade letter of credit, in a form customarily used by such Issuing Lender or in such other form as has been approved by such Issuing Lender (each such letter of credit, a “Letter of Credit” and, collectively, the “Letters of Credit”). All Letters of Credit shall be issued on a sight basis only. Each Letter of Credit shall constitute a utilization of the Revolving Loan Commitments and shall be participated in (as more fully described in the following Section 3.04(a)) by the Lenders in accordance with their respective RL Percentages. All Letters of Credit shall be denominated in U.S. Dollars and shall be issued for the account of the Borrower. In the event of any inconsistency between the terms and conditions of this Agreement and the terms and conditions of any form of letter of credit application or other agreement submitted by the Borrower to, or entered into by the Borrower with, the Issuing Lender relating to any Letter of Credit, the terms and conditions of this Agreement shall control.

(b) Subject to and upon the terms and conditions set forth herein, each Issuing Lender agrees that it will, at any time and from time to time on and after the Closing Date and prior to the tenth day prior to the Revolving Loan Maturity Date, following its receipt of the respective Letter of Credit Request, issue for account of the Borrower, increase the amount of, or extend the maturity date of, one or more Letters of Credit as are permitted to remain outstanding hereunder without giving rise to a Default or an Event of Default; provided that no Issuing Lender shall be under any obligation to issue any Letter of Credit of the types described above if at the time of such issuance:

(i) any order, judgment or decree of any Governmental Authority or arbitrator after the date hereof shall purport by its terms to enjoin or restrain such Issuing Lender from issuing, increasing or extending such Letter of Credit or any Requirements of Law applicable to such Issuing Lender or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over such Issuing Lender shall prohibit, or request that such Issuing Lender refrain from, the issuance of letters of credit generally (or such Letter of Credit in particular) or shall impose upon such Issuing Lender with respect to such Letter of Credit any restriction or reserve or capital requirement (for which such Issuing Lender is not otherwise compensated hereunder) not in effect with respect to such Issuing Lender on the Closing Date, or any unreimbursed loss, cost or expense which was not applicable or in effect with respect to such Issuing Lender as of the Closing Date and which such Issuing Lender reasonably and in good faith deems material to it; or such Issuing Lender shall have received from the Borrower, any other Credit Party or the Required Lenders prior to the issuance, increase or extension of such Letter of Credit notice of the type described in the second sentence of Section 3.03(b).

3.02 Maximum Letter of Credit Outstandings; Final Maturities. Notwithstanding anything to the contrary contained in this Agreement, (i) no Letter of Credit shall be issued, increased or extended, the Stated Amount of which, when added to the Letter of Credit Outstandings (exclusive of Unpaid Drawings which are repaid on the date of, and prior to the issuance of, the respective Letter of Credit) at such time, would exceed $20,000,000 (the “Maximum Borrower Letter of Credit Amount”), (ii) no Letter of Credit shall be issued, increased or extended at any time when the RL Exposure exceeds (or would after giving effect to such issuance, increase or extension exceed) the Total Revolving Loan Commitment at such time, and (iii) Letter of Credit shall by its terms terminate (x) in the case of standby Letters of Credit, on or before the earlier of (A) the date which occurs 12 months after the date of the issuance thereof (although any such standby Letter of Credit shall be extendible for successive periods of up to 12 months, but, in each case, not beyond the tenth Business Day prior to the Revolving Loan Maturity Date on terms acceptable to the respective Issuing Lender) and (B) ten Business Days prior to the Revolving Loan Maturity Date, and (y) in the case of trade Letters of Credit, on or before the earlier of (A) the date which occurs 180 days after the date of issuance thereof and (B) 30 days prior to the Revolving Loan Maturity Date; provided that Letters of Credit may have termination dates that occur later than ten Business Days prior to the Revolving Loan Maturity Date (in the case of standby Letters of Credit) or 30 Business Days prior to the Revolving Loan Maturity Date (in the case of trade Letters of Credit) to the extent that prior to the issuance, increase or extension of any such Letter of Credit, the Borrower shall have (i) deposited cash and/or Cash Equivalents, in an amount equal to at least 102.5% of the Stated Amount of such Letter of Credit, into the Cash Collateral Account or (ii) delivered to the Administrative Agent a letter of credit issued for its benefit in a stated amount equal to at least 102.5% of the Stated Amount of such Letter of Credit and having terms and conditions, and issued by an issuer, satisfactory to the Administrative Agent. The balance from time to time in such Cash Collateral Account shall constitute part of the Collateral and shall not constitute payment of the Obligations until applied as hereinafter provided. All amounts held in the Cash Collateral Account shall constitute collateral security first for the liabilities in respect of Letters of Credit outstanding from time to time and second for the other Obligations hereunder until such time as all Letters of Credit shall have been terminated and all of the liabilities in respect of Letters of Credit have been paid in full, at which time the amounts on deposit therein shall be returned to the Borrower.

3.03 Letter of Credit Requests; Minimum Stated Amount.

(a) Whenever the Borrower desires that a Letter of Credit be issued for its account, increased or extended, the Borrower shall give the Administrative Agent and the respective Issuing Lender at least three Business Days’ (or such shorter period as is acceptable to such Issuing Lender) written notice thereof (including by way of facsimile or electronic communication, if arrangements for such electronic communication have been approved by the Issuing Lender). Each notice shall be in a form reasonably acceptable to the applicable Issuing Lender (each, a “Letter of Credit Request”).

(b) The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the Borrower to the Lenders that such Letter of Credit may be issued in accordance with, and will not violate the requirements of Section 3.02. Unless the respective Issuing Lender has received notice from the Borrower, any other Credit Party or the Required Lenders before it issues, increases or extends a Letter of Credit that one or more of the conditions specified in Section 7 are not then satisfied, or that the issuance of such Letter of Credit would violate Section 3.02, then such Issuing Lender shall, subject to the terms and conditions of this Agreement, issue, increase or extend the requested Letter of Credit for the account of the Borrower. Upon the issuance of or modification or amendment to any standby Letter of Credit, each Issuing Lender shall promptly notify the Borrower and the Administrative Agent, in writing of such issuance, modification or amendment and such notice shall be accompanied by a copy of such Letter of Credit or the respective modification or amendment thereto, as the case may be. Promptly after receipt of such notice the Administrative Agent shall notify the Participants, in writing, of such issuance, modification or amendment. On the first Business Day of each week, each Issuing Lender shall furnish the Administrative Agent with a written (including via facsimile) report of the daily aggregate outstandings of trade Letters of Credit issued by such Issuing Lender for the immediately preceding week.

(c) The Stated Amount of each Letter of Credit upon issuance shall be not less than $50,000 or in such lesser amount as is reasonably acceptable to the respective Issuing Lender.

3.04 Letter of Credit Participations.

(a) Immediately upon the issuance, increase or extension by any Issuing Lender of any Letter of Credit, such Issuing Lender shall be deemed to have sold and transferred to each Revolving Lender (each such Revolving Lender with respect to any Letter of Credit, in its capacity under this Section 3.04, a “Participant”), and each such Participant shall be deemed irrevocably and unconditionally to have purchased and received from such Issuing Lender, without recourse or warranty, an undivided interest and participation, in a percentage equal to such Participant’s RL Percentage in such Letter of Credit, each drawing or payment made thereunder (each, a “Drawing”) and the obligations of the Borrower under this Agreement with respect thereto (although Letter of Credit Fees shall be payable directly to the Administrative Agent for the account of the Revolving Lenders as provided in Section 4.01(d) and the Participants shall have no right to receive any portion of any Facing Fees with respect to any such Letters of Credit) and any security therefor or guaranty pertaining thereto. Upon any change in the Revolving Loan Commitments and, as a result thereof the RL Percentages, of the Revolving Lenders pursuant to Sections 2.13 or 13.04, it is hereby agreed that with respect to all outstanding Letters of Credit and Unpaid Drawings relating thereto, there shall be an automatic adjustment to the participations pursuant to this Section 3.04 to reflect the new RL Percentages of the Revolving Lenders. With respect to each Letter of Credit from time to time outstanding, the percentage participations therein of the various Lenders calculated as provided above in this Section 3.04(a) are herein called the “L/C Participation Percentages” of the various Revolving Lenders in such Letters of Credit. All calculations of the L/C Participation Percentages shall be made from time to time by the Administrative Agent, which calculations shall be conclusive absent manifest error.

(b) In determining whether to pay under any Letter of Credit, no Issuing Lender shall have any obligation relative to the other Revolving Lenders other than to confirm that any documents required to be delivered under such Letter of Credit appear to have been delivered and that they appear to substantially comply on their face with the requirements of such Letter of Credit. Any action taken or omitted to be taken by an Issuing Lender under or in connection with any Letter of Credit issued by it shall not create for such Issuing Lender any resulting liability to the Borrower, any other Credit Party, any Revolving Lender or any other Person unless such action is taken or omitted to be taken with gross negligence or willful misconduct on the part of such Issuing Lender (as determined by a court of competent jurisdiction in a final and nonappealable decision).

(c) In the event that an Issuing Lender makes any payment under any Letter of Credit issued by it and the Borrower shall not have reimbursed such amount in full to such Issuing Lender pursuant to Section 3.05(a), such Issuing Lender shall promptly notify the Administrative Agent, which shall promptly notify each Participant of such failure, and each Participant shall promptly and unconditionally pay to such Issuing Lender the amount of such Participant’s L/C Participation Percentage (as relates to the respective Letter of Credit) of such unreimbursed payment in same day funds. If the Administrative Agent so notifies, prior to 12:00 Noon (New York City time) on any Business Day, any Participant required to fund a payment under a Letter of Credit, such Participant shall make available to the respective Issuing Lender such Participant’s L/C Participation Percentage (as relates to the respective Letter of Credit) of the amount of such payment on such Business Day in same day funds. If and to the extent such Participant shall not have so made its L/C Participation Percentage of the amount of such payment available to the respective Issuing Lender, such Participant agrees to pay to such Issuing Lender, forthwith on demand such amount, together with interest thereon, for each day from such date until the date such amount is paid to such Issuing Lender at the overnight Federal Funds Rate for the first three days and at the interest rate applicable to Revolving Loans that are maintained as Base Rate Loans for each day thereafter. The failure of any Participant to make available to an Issuing Lender its relevant L/C Participation Percentage of any payment under any Letter of Credit issued by such Issuing Lender shall not relieve any other Participant of its obligation hereunder to make available to such Issuing Lender its relevant L/C Participation Percentage of any payment under any Letter of Credit on the date required, as specified above, but no Participant shall be responsible for the failure of any other Participant to make available to such Issuing Lender such other Participant’s relevant L/C Participation Percentage of any such payment.

(d) Whenever an Issuing Lender receives a payment of a reimbursement obligation as to which it has received any payments from the Participants pursuant to clause (c) above, such Issuing Lender shall pay to each such Participant which has paid its RL Percentage thereof, in same day funds, an amount equal to such Participant’s share (based upon the proportionate aggregate amount originally funded by such Participant to the aggregate amount funded by all Participants) of the principal amount of such reimbursement obligation and interest thereon accruing after the purchase of the respective participations.

(e) Upon the request of any Participant, each Issuing Lender shall furnish to such Participant copies of any standby Letter of Credit issued by it and such other documentation as may reasonably be requested by such Participant.

(f) The obligations of the Participants to make payments to each Issuing Lender with respect to Letters of Credit shall be irrevocable and not subject to any qualification or exception whatsoever (except in the case of an Issuing Lender’s gross negligence or willful misconduct (as determined by a court of competent jurisdiction in a final and non-appealable decision)) and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including, without limitation, any of the following circumstances:

(i) any lack of validity or enforceability of this Agreement or any of the other Credit Documents;

(ii) the existence of any claim, setoff, defense or other right which the Borrower or any of the Guarantors may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), the Administrative Agent, any Participant, or any other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between the Borrower or any Guarantor of the Borrower and the beneficiary named in any such Letter of Credit);

(iii) any draft, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(iv) the surrender or impairment of any security for the performance or observance of any of the terms of any of the Credit Documents; or

(v) the occurrence of any Default or Event of Default.

3.05 Agreement to Repay Letter of Credit Drawings.

(a) The Borrower hereby agrees to reimburse the respective Issuing Lender, by making payment to the Administrative Agent in immediately available funds at the Payment Office, for any payment or disbursement made by such Issuing Lender under any Letter of Credit issued by it (each such amount, so paid until reimbursed, an “Unpaid Drawing”), not later than one Business Day following receipt by the Borrower of notice of such payment or disbursement (provided that no such notice shall be required to be given if a Default or an Event of Default under Section 11.05 shall have occurred and be continuing, in which case the Unpaid Drawing shall be due and payable immediately without presentment, demand, protest or notice of any kind (all of which are hereby waived by the respective Borrower to the fullest extent permitted under law)), with interest on the amount so paid or disbursed by such Issuing Lender, to the extent not reimbursed prior to 12:00 Noon (New York City time) on the date of such payment or disbursement, from and including the date paid or disbursed to but excluding the date such Issuing Lender was reimbursed by the Borrower therefor at a rate per annum the Base Rate in effect from time to time plus the Applicable Margin for Revolving Loans maintained as Base Rate Loans; provided, however, to the extent such amounts are not reimbursed prior to 12:00 Noon (New York City time) on the third Business Day following notice to the Borrower by the Administrative Agent or the respective Issuing Lender of such payment or disbursement or following the occurrence of a Default or an Event of Default under Section 11.05, interest shall thereafter accrue on the amounts so paid or disbursed by such Issuing Lender (and until reimbursed by the Borrower) at a rate per annum which shall be the Base Rate in effect from time to time plus the Applicable Margin for Revolving Loans maintained as Base Rate Loans, as in effect from time to time plus 2%, with such interest to be payable on demand. Each Issuing Lender shall give the Borrower prompt written notice of each Drawing under any Letter of Credit issued by it, provided that the failure to give any such notice shall in no way affect, impair or diminish the Borrower’s obligations hereunder.

(b) The obligations of the Borrower under this Section 3.05 to reimburse each Issuing Lender with respect to Unpaid Drawings (including, in each case, interest thereon) shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment which the Borrower or any Guarantor of the Borrower may have or have had against any Lender (including in its capacity as an Issuing Lender or as a Participant), including, without limitation, any defense based upon the failure of any drawing under a Letter of Credit to conform to the terms of the Letter of Credit or any nonapplication or misapplication by the beneficiary of the proceeds of such Drawing; provided, however, that the Borrower shall not be obligated to reimburse any Issuing Lender for any wrongful payment made by such Issuing Lender under a Letter of Credit issued by it as a result of acts or omissions constituting willful misconduct or gross negligence on the part of such Issuing Lender (as determined by a court of competent jurisdiction in a final and non-appealable decision).

3.06 Increased Costs. If at any time after the Closing Date, the introduction of or any change in any applicable law, rule, regulation, order, guideline or request or in the interpretation or administration thereof by the NAIC or any Governmental Authority charged with the interpretation or administration thereof, or compliance by any Issuing Lender or any Participant with any request or directive by the NAIC or by any such Governmental Authority (whether or not having the force of law), shall either (i) impose, modify or make applicable any reserve, deposit, capital adequacy or similar requirement against letters of credit issued by any Issuing Lender or participated in by any Participant, or (ii) impose on any Issuing Lender or any Participant any other conditions (including any additional Tax) relating, directly or indirectly, to this Agreement or any Letter of Credit; and the result of any of the foregoing is to increase the cost to any Issuing Lender or any Participant of issuing, maintaining or participating in any Letter of Credit, or reduce the amount of any sum received or receivable by any Issuing Lender or any Participant hereunder or reduce the rate of return on its capital with respect to Letters of Credit (except as a result of an additional Tax that is (a) an Indemnified Tax or Other Tax indemnified under Section 5.04 or (b) Excluded Tax), then, upon the delivery of the certificate referred to below to the Borrower by any Issuing Lender or any Participant (a copy of which certificate shall be sent by such Issuing Lender or such Participant to the Administrative Agent), the Borrower agrees to pay to such Issuing Lender or such Participant such additional amount or amounts as will compensate such Issuing Lender or such Participant for such increased cost or reduction in the amount receivable or reduction on the rate of return on its capital. Any Issuing Lender or any Participant, upon determining that any additional amounts will be payable pursuant to this Section 3.06, will give prompt written notice thereof to the Borrower, which notice shall include a certificate submitted to the Borrower by such Issuing Lender or such Participant (a copy of which certificate shall be sent by the Issuing Lender or such Participant to the Administrative Agent), setting forth in reasonable detail the basis for the calculation of such additional amount or amounts necessary to compensate such Issuing Lender or such Participant. The certificate required to be delivered pursuant to this Section 3.06 shall, absent manifest error, be final and conclusive and binding on the Borrower.

3.07 Extended Commitments. If the Revolving Loan Maturity Date has been extended pursuant to Section 2.14(b), then such Letters of Credit shall automatically be deemed to have been issued (including for purposes of the obligations of the Revolving Lenders to purchase participation therein and to make payments in respect thereof pursuant to Section 3.04) under (and ratably participated in by Lenders pursuant to) the Extended Revolving Loan Commitments up to an aggregate amount not to exceed the aggregate principal amount of the unutilized Extended Revolving Loan Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated). Except to the extent of reallocations of participation pursuant to the prior sentence, the occurrence of the Revolving Loan Maturity Date with respect to the relevant Revolving Loan Commitments shall have no effect upon (and shall not diminish) the percentage participation of the Lenders in any Letter of Credit issued before the Revolving Loan Maturity Date.

3.08 Resignation or Removal of Issuing Lender. An Issuing Lender may resign as Issuing Lender hereunder at any time upon at least 30 days’ prior written notice to the Lenders, the Administrative Agent and the Borrower. The Issuing Lender may be replaced at any time by agreement between the Borrower and the Administrative Agent, provided that so long as no Event of Default exists, such successor Issuing Lender shall be reasonably acceptable to the Borrower. The Administrative Agent shall notify the Revolving Lenders of any such replacement of an Issuing Lender or any additional Issuing Lender. At the time any such resignation or replacement shall become effective, the Borrower shall pay all unpaid fees accrued for the account of the replaced Issuing Lender pursuant to Section 4.01(c) and (d). From and after the effective date of any such resignation or replacement or addition, as applicable, (i) the successor or additional Issuing Lender shall have all the rights and obligations of an Issuing Lender under this Agreement with respect to Letters of Credit to be issued thereafter and (ii) references herein to the term “Issuing Lender” shall be deemed to refer to such successor or such addition or to any previous Issuing Lender, or to such successor or such additional Issuing Lender and all previous Issuing Lenders, as the context shall require. After the resignation or replacement of an Issuing Lender hereunder, the replaced Issuing Lender shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Lender under this Agreement with respect to Letters of Credit issued by it prior to such resignation or replacement, but shall not be required to issue additional Letters of Credit. If at any time there is more than one Issuing Lender hereunder, the Borrower may, in its discretion, select which Issuing Lender is to issue any particular Letter of Credit.

Section 4. Commitment Commission; Fees; Reductions of Commitment.

4.01 Fees.

(a) The Borrower agrees to pay to the Administrative Agent for distribution to each Non-Defaulting Lender with a Revolving Loan Commitment a commitment commission, in U.S. Dollars, for the period from and including the Closing Date to and including the Revolving Loan Maturity Date (or such earlier date on which the Total Revolving Loan Commitment has been terminated), computed at a rate for each day equal to the Applicable Commitment Fee Percentage on the daily average of the Total Unutilized Revolving Loan Commitment of such Non-Defaulting Lender as in effect from time to time (with all commitment commissions payable as described in this clause (a) being herein referred to as the “Commitment Commission”). Accrued Commitment Commission shall be due and payable, in U.S. Dollars, quarterly in arrears on each Quarterly Payment Date and on the Revolving Loan Maturity Date or such earlier date upon which the Total Revolving Loan Commitment is terminated.

(b) The Borrower agrees to pay on the Closing Date to each Lender party to this Agreement on the Closing Date, as fee compensation for the funding of such Lender’s Term Loan, a closing fee in an amount equal to 0.125% of the stated principal amount of such Lender’s Initial Term Loan (collectively, the “Closing Fees”). Such Closing Fees will be in all respects fully earned, due and payable on the Closing Date and non-refundable and non-creditable thereafter.

(c) Administrative Agent Fees. The Borrower agrees to pay to the Administrative Agent, for its own account, the fees in the amounts and at the times separately agreed upon between the Borrower and the Administrative Agent.

(d) The Borrower agrees to pay to the Administrative Agent for distribution to each Non-Defaulting Lender (based on their respective L/C Participation Percentages in the outstanding Letters of Credit) a fee in respect of each Letter of Credit issued hereunder (with all fees payable as described in this clause (c) being herein referred to as “Letter of Credit Fees”), in each case, for the period from and including the date of issuance of such Letter of Credit to and including the date of termination or expiration of such Letter of Credit, computed at a rate per annum (x) in the case of financial standby Letters of Credit, equal to the Applicable Margin for Revolving Loans as in effect from time to time during such period with respect to Revolving Loans that are maintained as LIBO Rate Loans on the daily Stated Amount of each such Letter of Credit and (y) in the case of performance or trade standby Letters of Credit, 1.00% on the daily Stated Amount of each such Letter of Credit. Accrued Letter of Credit Fees shall be due and payable quarterly in arrears on each Quarterly Payment Date and on the first day on or after the termination of the Total Revolving Loan Commitment upon which no Letters of Credit remain outstanding.

(e) At any time when there is more than one Lender with a Revolving Loan Commitment, the Borrower agrees to pay to the respective Issuing Lender, for its own account, a facing fee in respect of each Letter of Credit issued by it (the “Facing Fee”) for the period from and including the date of issuance of such Letter of Credit to and including the date of termination or expiration of such Letter of Credit, computed at a rate per annum equal to 1/8 of 1% on the daily Stated Amount of such Letter of Credit; provided that, in any event, the minimum amount of Facing Fees payable in any twelve-month period for each Letter of Credit shall be not less than $500; it being agreed that accrued Facing Fees shall be due and payable quarterly in arrears on each Quarterly Payment Date and upon the first day on or after the termination of the Total Revolving Loan Commitment upon which no Letters of Credit remain outstanding.

(f) The Borrower agrees to pay to the respective Issuing Lender, for its own account, upon each payment under, issuance of, or amendment to, any Letter of Credit issued by it, such amount as shall at the time of such event be the administrative charge and the reasonable expenses which such Issuing Lender is generally imposing in connection with such occurrence with respect to Letters of Credit.

(g) The Borrower shall pay to the Administrative Agent for distribution to each Incremental Lender such fees and other amounts, if any, as are specified in the relevant Incremental Agreement, with the fees and other amounts, if any, to be payable on the date specified in the Incremental Agreement or otherwise agreed in writing.

4.02 Voluntary Termination of Unutilized Revolving Loan Commitments.

(a) Upon at least one Business Day prior written notice to the Administrative Agent at the Notice Office (which notice the Administrative Agent shall promptly transmit to each of the Revolving Lenders), the Borrower shall have the right, at any time or from time to time, without premium or penalty to terminate the Total Unutilized Revolving Loan Commitment in whole, or reduce it in part, pursuant to this Section 4.02(a), in an integral multiple of $500,000 in the case of partial reductions to the Total Unutilized Revolving Loan Commitment, with the amount of each reduction pursuant to this Section 4.02(a) to apply to reduce the Total Revolving Loan Commitment, provided that no such reduction shall be permitted to be made pursuant to this Section 4.02(a) if the effect thereof is to cause the RL Exposure to exceed the Total Revolving Loan Commitment after giving effect to the reduction thereto pursuant to this Section 4.02(a). Each reduction to the Total Revolving Loan Commitment pursuant to this Section 4.02(a) shall apply to proportionately and permanently reduce the Revolving Loan Commitment of each Lender (based on its respective RL Percentages). Notwithstanding anything to the contrary contained in this Agreement, the Borrower may rescind any notice of commitment reduction under Section 4.02(a) if such prepayment would have resulted in a refinancing of all of the Loans and Commitments, which refinancing shall not be consummated or shall otherwise be delayed.

(b) In the event (i) of a refusal by a Revolving Lender to consent to certain proposed changes, amendments, waivers, discharges or terminations with respect to this Agreement which have been approved by the Required Lenders as (and to the extent) provided in Section 13.12(b), the Borrower may, subject to its compliance with the requirements of Section 13.12(b), or (ii) any Revolving Lender becomes a Defaulting Lender, the Borrower may, in each case, upon three Business Days’ prior written notice to the Administrative Agent at the Notice Office (which notice the Administrative Agent shall promptly transmit to each of the Revolving Lenders) terminate all of the Revolving Loan Commitment, if any, of such Revolving Lender, so long as (x) all Loans, together with accrued and unpaid interest, Fees and all other amounts, owing to such Lender are repaid concurrently with the effectiveness of such termination pursuant to Section 5.01(b) (at which time Schedule 2.01 shall be deemed modified to reflect such changed amounts) and (y) after giving effect to such termination (and the adjustments to the RL Percentages and/or related L/C Participation Percentages of the remaining Revolving Lenders as contemplated below), the RL Exposure of any remaining Revolving Lender shall not exceed its Revolving Loan Commitment. After giving effect to the termination of the Commitments of any Revolving Lender pursuant to the provisions of this Section 4.02(b), unless the respective Revolving Lender continues to have outstanding Loans or other Commitments (if any) hereunder, such Revolving Lender shall no longer constitute a “Revolving Lender” for purposes of this Agreement, except with respect to indemnifications under this Agreement (including, without limitation, Sections 2.10, 2.11, 5.04, 12.12 and 13.01), which shall survive as to such repaid Lender. In cases where the Revolving Loan Commitment of any Revolving Lender is terminated pursuant to this Section 4.02(b), except in cases where the respective Commitments are replaced in full, after giving effect to the termination of any such Commitments of a given Revolving Lender pursuant to this Section 4.02(b), there shall occur automatic adjustments (as determined by the Administrative Agent) in the RL Percentages (and as a result thereof in the related L/C Participation Percentages) of the remaining Revolving Lenders.

4.03 Mandatory Reduction of Commitments.

(a) The Total Revolving Loan Commitment shall automatically terminate on the Maturity Date.

(b) Each reduction to the Total Revolving Loan Commitment pursuant to this Section 4.03 as provided above (or pursuant to Section 5.02) shall be applied proportionately to reduce the Revolving Loan Commitment of each Revolving Lender with such a Revolving Loan Commitment.

(c) The Total Initial Term Loan Commitment shall terminate in its entirety on the Closing Date (after giving effect to the incurrence of Initial Term Loans on such date).

(d) The Total Incremental Term Loan Commitment pursuant to an Incremental Agreement (and the Incremental Term Loan Commitment of each Lender with such a Commitment) shall terminate in its entirety on the date specified in the Incremental Agreement.

(e) Each reduction to the Total Initial Term Loan Commitment and the Total Incremental Term Loan Commitment under a given Tranche pursuant to this Section 4.03 as provided above (or pursuant to Section 5.02) shall be applied proportionately to reduce the Initial Term Loan Commitment or the Incremental Term Loan Commitment under such Tranche, as the case may be, of each Lender with such a Commitment.

Section 5. Prepayments; Payments; Taxes.

5.01 Voluntary Prepayments.

(a) The Borrower shall have the right to prepay the Term Loans of a given Tranche, without premium or penalty (other than as provided in Section 5.01(b)), in whole or in part at any time and from time to time on the following terms and conditions: (i) the Borrower shall give the Administrative Agent at its Notice Office written notice (or telephonic notice promptly confirmed in writing) of its intent to prepay all of the Term Loans, or in the case of any partial prepayment, the Tranche of Term Loans to be prepaid, the amount of the Term Loans to be prepaid, the Types of Term Loans to be repaid, the manner in which such prepayment shall apply to reduce the Scheduled Repayments and, in the case of LIBO Rate Loans, the specific Borrowing or Borrowings pursuant to which made, which notice shall be given by the Borrower (x) prior to 12:00 Noon (New York City time) at least one Business Day prior to the date of such prepayment in the case of Term Loans maintained as Base Rate Loans and (y) prior to 12:00 Noon (New York City time) at least three Business Days prior to the date of such prepayment in the case of LIBO Rate Loans (or, in the case of clause (x) and (y), such shorter period as the Administrative Agent shall agree in its sole and absolute discretion), and be promptly transmitted by the Administrative Agent to each of the Lenders; (ii) each partial prepayment of Term Loans pursuant to this Section 5.01(a) shall be in an aggregate principal amount of at least $1,000,000 or such lesser amount as is acceptable to the Administrative Agent, provided that if any partial prepayment of LIBO Rate Loans made pursuant to any Borrowing shall reduce the outstanding principal amount of LIBO Rate Loans made pursuant to such Borrowing to an amount less than the Minimum Borrowing Amount applicable thereto, then if such Borrowing is a Borrowing of LIBO Rate Loans, such Borrowing shall automatically be converted into a Borrowing of Base Rate Loans and any election of an Interest Period with respect thereto given by the Borrower shall have no force or effect; (iii) each prepayment pursuant to this Section 5.01(a) in respect of any Term Loans of a given Tranche made pursuant to a Borrowing shall be applied pro rata among such Term Loans; provided that it is understood and agreed that this clause (iii) may be modified as expressly provided in Section 2.14 in connection with a Term Loan Extension Amendment; and (iv) each prepayment of principal of Initial Term Loans and Incremental Term Loans of a given Tranche pursuant to this Section 5.01(a) shall be applied as directed by the Borrower in the applicable notice of prepayment delivered pursuant to this Section 5.01(a) or, if no such direction is given, to reduce the then remaining Scheduled Repayments of the applicable Tranche of Term Loans in direct order of maturity. Notwithstanding anything to the contrary contained in this Agreement, any such notice of prepayment pursuant to this Section 5.01(a), if such prepayment would have resulted in a refinancing of all of the Term Loans and Commitments of a given Tranche, may state that it is conditioned upon the occurrence or non-occurrence of any event specified therein (including the effectiveness of other credit facilities, the occurrence of a Change of Control or any similar event), in which case such notice may be revoked by the Borrower (by written notice to the Administrative Agent on or prior to the specified effective date) if such condition is not satisfied.

(b) At the time of the effectiveness of any Repricing Transaction that is consummated prior to the date that is twelve months after the Closing Date, the Borrower agrees to pay to the Administrative Agent, for the ratable account of each Lender with outstanding Initial Term Loans that are repaid or prepaid (and/or converted) pursuant to such Repricing Transaction (including each Lender that withholds its consent to such Repricing Transaction and is replaced as a non-consenting Lender under Section 3.04), a fee in an amount equal to 1.00% of (x) in the case of a Repricing Transaction of the type described in clause (1) of the definition thereof, the aggregate principal amount of all Initial Term Loans prepaid (or converted) by Borrower in connection with such Repricing Transaction and (y) in the case of a Repricing Transaction of the type described in clause (2) of the definition thereof, the aggregate principal amount of all Initial Term Loans outstanding with respect to the Borrower on such date that are subject to an effective reduction of the Applicable Margin pursuant to such Repricing Transaction. Such fees shall be due and payable upon the date of the effectiveness of such Repricing Transaction.

(c) In the event (i) of a refusal by a Lender to consent to certain proposed changes, amendments, waivers, discharges or terminations with respect to this Agreement which have been approved by the Required Lenders as (and to the extent) provided in Section 13.12(b) or (ii) any Lender becomes a Defaulting Lender, the Borrower may, upon five Business Days’ prior written notice to the Administrative Agent at the Notice Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), repay all Loans, together with accrued and unpaid interest, Fees and other amounts owing to such Lender in accordance with, and subject to the requirements of, said Section 13.12(b), so long as (I) in the case of the repayment of Revolving Loans of any Lender pursuant to this clause (c), the Revolving Loan Commitment of such Revolving Lender is terminated concurrently with such repayment pursuant to Section 4.02(b) (at which time Schedule 2.01 shall be deemed modified to reflect the changed Revolving Loan Commitments), (II) such Lender’s RL Percentage of all outstanding Letters of Credit is, unless re-allocated to another Lender or Lenders in accordance with the terms of this Agreement, as the case may be, cash collateralized in a manner satisfactory to the Administrative Agent and the respective Issuing Lenders and (III) the consents, if any, required under Section 13.12(b) in connection with the repayment pursuant to this clause (c) have been obtained. Each prepayment of any Term Loan pursuant to this Section 5.01(c) shall reduce the then remaining Scheduled Repayments of the applicable Tranche of Term Loans on a pro rata basis (based upon the then remaining unpaid principal amounts of Scheduled Repayments of the respective Tranche after giving effect to all prior reductions thereto).

5.02 Mandatory Repayments.

(a) (i) In addition to any other mandatory repayments pursuant to this Section 5.02, on the last Business Day of each March, June, September and December, commencing with the last Business Day of June 2018 and ending with the last Business Day of the fiscal quarter preceding the Initial Maturity Date for the Initial Term Loans, the Borrower shall be required to repay that principal amount of the Initial Term Loans equal to 0.25% of the aggregate principal amount of all Initial Term Loans outstanding on the Closing Date; provided that the final principal repayment installment of the Initial Term Loans shall be repaid on the Initial Maturity Date for the Initial Term Loans (which installments shall be reduced as provided in this Agreement, including in Section 2.19, 2.20, 5.01 or 5.02(g), or as a result of the application of prepayments in connection with any Extension as provided in Section 2.14, a “Scheduled Initial TL Repayment”).

(ii) In addition to any other mandatory repayments pursuant to this Section 5.02, the Borrower shall be required to make, with respect to each new Tranche (i.e., other than Initial Term Loans, which are addressed in the preceding clause (i)) of Incremental Term Loans to the extent then outstanding, scheduled amortization payments of such Tranche of Incremental Term Loans to the extent, and on the dates and in the principal amount, set forth in the Incremental Agreement, Refinancing Term Loan Amendment or Term Loan Extension Amendment applicable thereto (each such repayment, as the same may be reduced as provided in this Agreement, including in Sections 2.19, 2.20, 5.01 and 5.02(g), a “Scheduled Incremental TL Repayment”).

(b) If on any date the RL Exposure exceeds the Total Revolving Loan Commitment as then in effect, the Borrower shall prepay on the first Business Day after such date the principal of Swingline Loans and, after all Swingline Loans have been repaid in full or if no Swingline Loans are outstanding, Revolving Loans, in each case, in an amount equal to such excess. If, after giving effect to the prepayment of all outstanding Swingline Loans and Revolving Loans, the aggregate amount of the Letter of Credit Outstandings exceeds the Total Revolving Loan Commitment as then in effect, the Borrower agrees to pay to the Administrative Agent at the appropriate Payment Office on the first Business Day after such date an amount of cash and/or Cash Equivalents equal to the amount of such excess (up to a maximum amount equal to the Letter of Credit Outstandings at such time), such cash and/or Cash Equivalents to be held as security for all obligations of the Borrower hereunder in the Cash Collateral Account.

(c) In addition to any other mandatory repayments pursuant to this Section 5.02, concurrently upon the receipt of any cash proceeds from any issuance or incurrence of Indebtedness (other than Indebtedness permitted to be incurred pursuant to Section 10.04 (other than Refinancing Term Loans and Refinancing Notes)), an amount equal to 100% of the Net Debt Proceeds therefrom shall be applied as a mandatory repayment in accordance with the requirements of Sections 5.02(g) and (h).

(d) In addition to any other mandatory repayments pursuant to this Section 5.02, within five Business Days following each date on or after the Closing Date upon which the Borrower or any Guarantor receives any cash proceeds from any Asset Sale, an amount equal to 100% of the Net Sale Proceeds therefrom shall be applied as a mandatory repayment in accordance with the requirements of Sections 5.02(g) and (h); provided, however, with respect to any Asset Sale (or a series of related Asset Sales) yielding no more than $10,000,000 in the aggregate of Net Sale Proceeds received by the Borrower and Guarantors, such Net Sale Proceeds shall not be required to be so applied or used to make mandatory repayments of Term Loans if no Event of Default then exists. Notwithstanding the foregoing, the Borrower may deliver within 5 Business Days of the date of receipt of such Net Sale Proceeds a certificate to the Administrative Agent setting forth that portion of such Net Sale Proceeds that the Borrower and/or its Subsidiaries, as the case may be, intends to (i) (x) prepay any other Indebtedness secured by Liens ranking senior to the Liens securing the Indebtedness hereunder and in the case of revolving borrowings, to the extent accompanied by permanent reductions in commitments with respect thereto or (y) apply such Net Sale Proceeds in accordance with clause (ii) below or (ii) reinvest in the purchase of assets useful in the business of the Borrower and its Subsidiaries, in each case to be used in the business of the Borrower and its Subsidiaries within 12 months following the date of receipt of such proceeds (or, if within such 12-month period, the Borrower or any of its Subsidiaries enters into a binding commitment to so reinvest such Net Sale Proceeds, within 18 months following the date of receipt of such proceeds); provided, further, that if within 12 months (or, to the extent applicable, 18 months) after the date of receipt by the Borrower or its Subsidiaries of such Net Sale Proceeds, the Borrower or its Subsidiaries have not so used all or a portion of such Net Sale Proceeds otherwise required to be applied as a mandatory repayment pursuant to this sentence, the remaining portion of such Net Sale Proceeds shall be applied as a mandatory repayment in accordance with the requirements of Sections 5.02(g) and (h) on the last day of such 12-month (or, to the extent applicable, 18-month) period.

(e) [Reserved].

(f) In addition to any other mandatory repayments pursuant to this Section 5.02, within 10 days following each date on or after the Closing Date upon which the Borrower receives any cash proceeds from any Recovery Event, an amount equal to 100% of the Net Cash Proceeds from such Recovery Event shall be applied as a mandatory repayment in accordance with the requirements of Section 5.02(h); provided that with respect to any Recovery Event (or a series of related Recovery Events) yielding no more than $10,000,000 in the aggregate of Net Cash Proceeds received by the Borrower, such Net Cash Proceeds shall not give rise to a mandatory repayment to the extent that no Event of Default then exists. Notwithstanding the foregoing, the Borrower may deliver within 5 Business Days of the date of receipt of such Net Cash Proceeds a certificate to the Administrative Agent setting forth that portion of such Net Cash Proceeds that the Borrower and/or its Subsidiaries, as the case may be, intends to (i) (x) prepay any other Indebtedness secured by Liens ranking senior to the Liens securing the Indebtedness hereunder and in the case of revolving borrowings, to the extent accompanied by permanent reductions in commitments with respect thereto or (y) apply such Net Cash Proceeds in accordance with clause (ii) below or (ii) reinvest in the purchase of assets useful in the business of the Borrower and its Subsidiaries, in each case to be used in the business of the Borrower and its Subsidiaries within 12 months following the date of receipt of such proceeds (or, if within such 12-month period, the Borrower or any of its Subsidiaries enters into a binding commitment to so reinvest such Net Cash Proceeds, within 18 months following the date of receipt of such proceeds); provided, further, that if within 12 months (or, to the extent applicable, 18 months) after the date of receipt by the Borrower or its Subsidiaries of such Net Cash Proceeds, the Borrower or its Subsidiaries have not so used all or a portion of such Net Cash Proceeds otherwise required to be applied as a mandatory repayment pursuant to this sentence, the remaining portion of such Net Cash Proceeds shall be applied as a mandatory repayment in accordance with the requirements of Sections 5.02(g) and (h) on the last day of such 12-month (or, to the extent applicable, 18-month) period.

(g) Each amount required to be applied pursuant to Sections 5.02(c), (d), and (f) in accordance with this Section 5.02(g) shall be applied to repay the outstanding principal amount of Term Loans, with each Tranche of then outstanding Term Loans to be allocated its Term Loan Percentage of each amount so required to be applied. Except as otherwise provided below, all repayments of outstanding Term Loans of a given Tranche pursuant to Sections 5.02(c), (d), and (f) (and applied pursuant to this clause (g)) shall be applied to reduce the Scheduled Repayments of the applicable Tranche in direct order of maturity of such Scheduled Repayments.

(h) With respect to each repayment of Term Loans required by this Section 5.02, the Borrower may (subject to the priority payment requirements of Section 5.02(g)) designate the Types of Term Loans of the applicable Tranche which are to be repaid and, in the case of LIBO Rate Loans, the specific Borrowing or Borrowings of the applicable Tranche pursuant to which such LIBO Rate Loans were made, provided that (i) repayments of LIBO Rate Loans pursuant to this Section 5.02 may only be made on the last day of an Interest Period applicable thereto unless all such LIBO Rate Loans of the applicable Tranche with Interest Periods ending on such date of required repayment and all Base Rate Loans of the applicable Tranche have been paid in full; and (ii) each repayment of any Term Loans made pursuant to a Borrowing shall be applied pro rata among such Term Loans. In the absence of a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its sole discretion.

(i) In addition to any other mandatory repayments pursuant to this Section 5.02, all then outstanding Term Loans of any Tranche of Term Loans shall be repaid in full on the Maturity Date for such Tranche of Term Loans.

(j) Anything contained herein to the contrary notwithstanding, in the event the Borrower is required to make any mandatory prepayment pursuant to Sections 5.02(d) or (f) (a “Waivable Mandatory Prepayment”) of the Term Loans, not less than three Business Days prior to the date (the “Required Prepayment Date”) on which the Borrower elects (or is otherwise required) to make such Waivable Mandatory Prepayment, the Borrower may notify Administrative Agent of the amount of such prepayment, and Administrative Agent will promptly thereafter notify each Lender holding an outstanding Term Loan of the amount of such Lender’s pro rata share of such Waivable Mandatory Prepayment and such Lender’s option to refuse such amount (it being understood that the failure of the

Borrower to provide such notice shall not constitute a Default and that the Borrower shall therefore otherwise comply with the provisions of any such Waivable Mandatory Prepayment). Each such Lender may exercise such option by giving written notice to the Administrative Agent of its election to do so on or before the second Business Day prior to the Required Prepayment Date (it being understood that any Lender which does not notify the Administrative Agent of its election to exercise such option on or before the first Business Day prior to the Required Prepayment Date shall be deemed to have elected, as of such date, not to exercise such option). On the Required Prepayment Date, (i) the Borrower shall pay to the Administrative Agent the amount of the Waivable Mandatory Prepayment less the amount of the Declined Proceeds, which amount shall be applied by the Administrative Agent to prepay the Term Loans of those Lenders that have elected to accept such Waivable Mandatory Prepayment on a pro rata basis, and (ii) the Borrower may retain a portion of the Waivable Mandatory Prepayment in an amount equal to that portion of the Waivable Mandatory Prepayment otherwise payable to those Lenders that have elected to exercise such option and decline such Waivable Mandatory Prepayment (such declined amounts, the “Declined Proceeds”). Such Declined Proceeds retained by the Borrower may be used for any purpose not otherwise prohibited by this Agreement.

5.03 Method and Place of Payment. Except as otherwise specifically provided herein, all payments under this Agreement and under any Note, in each case under a given Tranche, shall be made to the Administrative Agent or the account of the Lender or Lenders entitled thereto not later than 12:00 Noon (New York City time) on the date when due and shall be made in U.S. Dollars in immediately available funds at the Payment Office of the Administrative Agent without setoff or counterclaim. Whenever any payment to be made hereunder or under any Note shall be stated to be due on a day which is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable at the applicable rate during such extension.

5.04 Net Payments.

(a) All payments made by or on account of any Credit Party under any Credit Document shall be made free and clear of, and without deduction or withholding for, any Taxes, except as required by applicable law. If any Taxes are required to be withheld or deducted from such payments, then the Credit Parties jointly and severally agree that (i) to the extent such deduction or withholding is on account of an Indemnified Tax or Other Tax, the sum payable shall be increased as necessary so that after making all required deductions or withholding (including deduction or withholdings applicable to additional sums payable under this Section 5.04), the Administrative Agent or Lender (as the case may be) receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable withholding agent will make such deductions or withholdings, and (iii) the applicable withholding agent shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law. In addition, the Credit Parties shall timely pay any Other Taxes to the relevant Governmental Authority in accordance with applicable law. The Credit Parties will furnish to the Administrative Agent within 45 days after the date the payment by any of them of any Indemnified Taxes or Other Taxes is due pursuant to applicable law certified copies of tax receipts evidencing such payment by the applicable Credit Party. The Credit Parties jointly and severally agree to indemnify and hold harmless the Administrative Agent and each Lender, and reimburse the Administrative Agent and each Lender, within 10 days of written request therefor, for the amount of any Indemnified Taxes or Other Taxes (including any Indemnified Taxes or Other Taxes imposed on amounts payable under this Section 5.04) payable or paid by the Administrative Agent or such Lender or required to be withheld or deducted from a payment to the Administrative Agent or such Lender, and any reasonable out-of-pocket expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability prepared in good faith and delivered by the Administrative Agent or a Lender (or by the Administrative Agent on behalf of a Lender), shall be conclusive absent manifest error.

(b) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent, certifying as to any entitlement of such Lender to an exemption from, or a reduce rate of, withholding Tax. In addition, each Lender shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether such Lender is subject to backup withholding or information reporting requirements. Each Lender shall, whenever a lapse in time or change in circumstances renders such documentation (including any specific documents required below in Section 5.04(c)) expired, obsolete or inaccurate in any respect, deliver promptly to the Borrower and the Administrative Agent updated or other appropriate documentation (including any new documentation reasonably requested by the Borrower or the Administrative Agent) or promptly notify the Borrower and the Administrative Agent in writing of its inability to do so.

(c) Without limiting the generality of the foregoing: (x) Each Lender that is not a United States person (as such term is defined in Section 7701(a)(30) of the Code) shall deliver to the Borrower and the Administrative Agent on or prior to the Closing Date or, in the case of a Lender that is a Lender to the Borrower and that is an assignee or transferee of an interest under this Agreement pursuant to Section 2.13 or 13.04(b) (unless the relevant Lender was already a Lender hereunder immediately prior to such assignment or transfer), on the date of such assignment or transfer to such Lender, (i) two accurate and complete signed copies of Internal Revenue Service Form W-8BEN or W-8BEN-E (or successor form) claiming eligibility for benefits of an income tax treaty to which the United States is a party or Form W-8ECI (or successor form), or (ii) in the case of a Lender claiming exemption from U.S. federal withholding tax under Section 871(h) or 881(c) of the Code with respect to payments of “portfolio interest,” a certificate substantially in the form of Exhibit C-1, C-2, C-3 or C-4 (any such certificate, a “U.S. Tax Compliance Certificate”) and two accurate and complete signed copies of Internal Revenue Service Form W-8BEN or W-8BEN-E (or successor form) certifying to such Lender’s entitlement as of such date to a complete exemption from U.S. withholding tax with respect to payments of interest to be made under this Agreement and under any Note, or (iii) to the extent a Lender is not the beneficial owner (for example, where the Lender is a partnership or a participating Lender), two accurate and complete signed copies of Internal Revenue Service Form W-8IMY (or successor form) of the Lender, accompanied by Form W-8ECI, Form W-8BEN or W-8BEN-E, U.S. Tax Compliance Certificate, Form W-8IMY, and/or any other required information (or successor or other applicable form) from each beneficial owner that would be required under this Section 5.04(c) if such beneficial owner were a Lender (provided that, if the Lender is a partnership for U.S. federal income Tax purposes (and not a participating Lender), and one or more direct or indirect partners are claiming the portfolio interest exemption), the U.S. Tax Compliance Certificate may be provided by such Lender on behalf of such partner(s); or (iv) two accurate and complete signed copies of any other form prescribed by applicable U.S. federal income tax laws (including the Treasury regulations) as a basis for claiming a complete exemption from, or a reduction in, United States federal withholding Tax; (y) Each Lender that is a United States person, as defined in Section 7701(a)(30) of the Code, shall deliver to the Borrower and the Administrative Agent, at the times specified in Section 5.04(b), two accurate and complete signed copies of Internal Revenue Service Form W-9, or any successor form that such Person is entitled to provide at such time, in order to qualify for an exemption from United States federal back-up withholding requirements; and (z) if any payment made to a Lender under any Credit Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Sections 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Borrower and the Administrative Agent, at the time or times prescribed by applicable law and at such time or times reasonably requested by the Borrower or the Administrative Agent, such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower or the Administrative Agent to comply with their obligations under FATCA, to determine whether such Lender has complied with such Lender’s obligations under FATCA and to determine, if necessary, the amount to deduct and withhold from such payment. Solely for purposes of this Section 5.04(c)(z), “FATCA” shall include any amendment made to FATCA after the Closing Date.

Notwithstanding any other provision of this Section 5.04, a Lender shall not be required to deliver any form that such Lender is not legally eligible to deliver.

(d) If the Administrative Agent or any Lender determines, in its sole discretion exercised in good faith, that it has received a refund (for this purpose, including credits in lieu of a refund) of any Indemnified Taxes or Other Taxes as to which it has been indemnified by the Credit Parties or with respect to which a Credit Party has paid additional amounts pursuant to Section 5.04(a), it shall pay to the relevant Credit Party an amount equal to such refund (but only to the extent of indemnity payments made, or additional amounts paid, by such Credit Party under Section 5.04(a) with respect to the Indemnified Taxes or Other Taxes giving rise to such refund), net of all reasonable out-of-pocket expenses, including any Taxes, of the Administrative Agent or such Lender, as the case may be, and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund), provided that the relevant Credit Party, upon the request of the Administrative Agent or such Lender, agrees to repay the amount paid over to such Credit Party (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) to the Administrative Agent or such Lender in the event the Administrative Agent or such Lender is required to repay such refund to such Governmental Authority. Notwithstanding anything to the contrary in this Section 5.04(d), in no event will the Administrative Agent or any Lender be required to pay any amount to any Credit Party pursuant to this Section 5.04(d) to the extent that such payment would place the Administrative Agent or such Lender in a less favorable position (on a net after-Tax basis) than such party would have been in if the indemnification payments or additional amounts giving rise to such refund had never been paid. Nothing in this Section 5.04(d) shall be construed to obligate the Administrative Agent or any Lender to disclose its Tax returns or any other information regarding its Tax affairs or computations to any Person or otherwise to arrange its Tax affairs in any manner other than as it determines in its sole discretion.

(e) For the avoidance of doubt, for purposes of this Section 5.04, the term “Lender” shall include any Issuing Lender and any Swingline Lender and the term “applicable law” includes FATCA.

Section 6. Conditions Precedent to Credit Events on the Closing Date. The obligation of each Lender to make Loans or issue Letters of Credit on the Closing Date, is subject at the time of the making of such Loans or the issuance of such Letters of Credit to the satisfaction or waiver of the following conditions:

6.01 Closing Date; Credit Documents; Notes. On or prior to the Closing Date, the Borrower, the Administrative Agent and each of the Lenders on the date hereof shall have signed a counterpart of this Agreement (whether the same or different counterparts) and shall have delivered (by electronic transmission or otherwise) the same to the Administrative Agent or, in the case of the Lenders, shall have given to the Administrative Agent telephonic (confirmed in writing), written or facsimile notice (actually received) at such office that the same has been signed and mailed to it.

6.02 Officer’s Certificate. On the Closing Date, the Administrative Agent shall have received a certificate, in the form of Exhibit D, dated the Closing Date and signed on behalf of the Borrower (and not in any individual capacity) by a Responsible Officer of the Borrower, certifying on behalf of the Borrower that the conditions in Sections 6.07 and 6.16 have been satisfied on such date.

6.03 Opinions of Counsel. On the Closing Date, the Administrative Agent shall have received from Latham & Watkins LLP, special counsel to the Credit Parties, an opinion addressed to the Administrative Agent and each of the Lenders and dated the Closing Date in form and substance reasonably satisfactory to the Administrative Agent.

6.04 Corporate Documents; Proceedings, etc.

(a) On the Closing Date, the Administrative Agent shall have received a certificate from each Credit Party, dated the Closing Date, signed by a Responsible Officer of such Credit Party, and attested to by the Secretary or any Assistant Secretary of such Credit Party, with appropriate insertions, together with copies of the certificate or articles of incorporation and by-laws (or equivalent organizational documents), as applicable, of such Credit Party and the resolutions of such Credit Party referred to in such certificate, and each of the foregoing shall be in form and substance reasonably satisfactory to the Administrative Agent.

(b) On the Closing Date, the Administrative Agent shall have received good standing certificates and bring-down telegrams or facsimiles, if any, for the Credit Parties which the Administrative Agent reasonably may have requested, certified by proper governmental authorities.

6.05 Termination of Existing Credit Agreements. The Borrower shall have repaid in full all Indebtedness outstanding under the Existing Credit Agreements, together with all accrued but unpaid interest, fees and other amounts owning thereunder (other than contingent indemnification obligations not yet due and payable) and (i) all commitments to lend or make other extensions of credit thereunder shall have been terminated and (ii) all Liens securing the Indebtedness and other obligations thereunder created pursuant to the security documentation relating thereto shall have been terminated and released (or arrangements therefor reasonably satisfactory to the Administrative Agent shall have been made), and the Administrative Agent shall have received all such releases as may have been reasonably requested by the Administrative Agent, which releases shall be in form and substance reasonably satisfactory to Administrative Agent, including, without limiting the foregoing, (a) proper termination statements (Form UCC-3 or the appropriate equivalent) for filing under the UCC or equivalent statute or regulation of each jurisdiction where a financing statement or application for registration (Form UCC-1 or the appropriate equivalent) was filed with respect to the Borrower in connection with the security interests created with respect to the Existing Credit Agreements and (b) terminations or reassignments of any security interest in, or Lien on, any patents, trademarks, copyrights, or similar interests of the Borrower.

6.06 Guaranty. On or prior to the Closing Date, the Administrative Agent shall have received a Guaranty duly executed by OCIB.

6.07 No Default. No Default or Event of Default shall be caused upon the effectiveness of, and funding of, the Term Loans under this Agreement.

6.08 [Reserved].

6.09 Security Agreements. On the Closing Date, (x) the Borrower shall have duly authorized, executed and delivered the Security Agreement substantially in the form of Exhibit E (as amended, modified, restated and/or supplemented from time to time, the “Security Agreement”) covering all of the Borrower’s present and future Collateral referred to therein (including, as applicable, by reference to the Perfection Certificate) (the “Security Agreement Collateral”) and (y) Borrower shall have duly authorized, executed and delivered the Perfection Certificate and shall have delivered the following:

(i) proper financing statements (Form UCC-1 or the equivalent) authorized for filing under the UCC or other appropriate filing offices of each jurisdiction and, in the case of the Borrower, filings with the United States Patent and Trademark Office and United States Copyright Office, in each case, as may be reasonably necessary or desirable to perfect the security interests purported to be created by the Security Agreement and as set forth on Schedule 6 to the Perfection Certificate;

(ii) all stock certificates or Instruments (as defined in the Security Agreement), if any, representing or evidencing the Security Agreement Collateral (to the extent required by the Security Agreement) accompanied by instruments of transfer and stock powers undated and endorsed in blank; and

(iii) certified copies, each of a recent date, of (x) requests for information or copies (Form UCC-1), or equivalent reports as of a recent date, listing all effective financing statements that name the Borrower or any Guarantor as debtor and that are filed in the jurisdictions referred to in clause (i) above, together with copies of such other financing statements that name the Borrower or any Guarantor as debtor (none of which shall cover any of the Collateral except to the extent evidencing Permitted Liens or to the extent such financing statements will be terminated as contemplated by Section 6.05), (y) United States Patent and Trademark Office and United States Copyright Office searches reasonably requested by the Administrative Agent and (z) reports as of a recent date listing all effective tax and judgment liens with respect to the Borrower or any Guarantor in each jurisdiction as the Administrative Agent may reasonably require.

6.10 Intercompany Subordination Agreement. On the Closing Date, the Borrower shall have delivered to the Administrative Agent the Intercompany Subordination Agreement.

6.11 [Reserved].

6.12 [Reserved].

6.13 [Reserved].

6.14 Solvency Certificate. On the Closing Date, the Administrative Agent shall have received a solvency certificate from the chief financial officer of the Borrower as to the solvency of the Borrower and its Subsidiaries, taken as a whole, substantially in the form of Exhibit F.

6.15 Fees, etc.On the Closing Date, the Borrower shall have paid to the Agents and each Lender all costs, fees and expenses (including, without limitation, legal fees and expenses) and other compensation payable to the Agents or such Lender or otherwise payable in respect of the Transaction to the extent then due.

6.16 Representation and Warranties. All representations, warranties and agreements set forth in Section 8 hereof and elsewhere in the Credit Documents shall be true and correct in all material respects on the Closing Date (in each case, any representation or warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects on the Closing Date).

6.17 Patriot Act. The Agents shall have received from the Credit Parties all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, in each case to the extent requested in writing at least three Business Days prior to the Closing Date.

6.18 Borrowing Notice. Prior to the making of any Loan on the Closing Date, the Administrative Agent shall have received a Notice of Borrowing meeting the requirements of Section 2.03.

6.19 Insurance Certificates and Letter of Undertaking. On or prior to the Closing Date, the Administrative Agent shall have received certificates of insurance, naming the Administrative Agent, on behalf of the Guaranteed Creditors, as an additional insured or loss payee, as the case may be, under all liability and property insurance policies required to be maintained pursuant to Section 9.03 and reasonably requested by the Administrative Agent (as well as evidence of business interruption, windstorm, liability, property, casualty and flood insurance policies).

Section 7. Conditions Precedent to all Credit Events after the Closing Date. The obligation of each Lender to make Loans after the Closing Date and the obligation of each Issuing Lender to issue Letters of Credit after the Closing Date is subject, at the time of each such Credit Event (except as hereinafter indicated), to the satisfaction of the following conditions:

7.01 No Default; Representations and Warranties. At the time of each such Credit Event and also after giving effect thereto (i) no Default or Event of Default shall have occurred and be continuing and (ii) all representations and warranties contained herein and in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on the date of such Credit Event (it being understood and agreed that any representation or warranty which by its terms is made as of a specified date shall be required to be true and correct in all material respects only as of such specified date) (in each case, any representation or warranty that is qualified as to “materiality,” “Material Adverse Effect” or similar language shall be true and correct in all respects on the date of such Credit Event).

7.02 Notice of Borrowing; Letter of Credit Request.

(a) Prior to the making of each Loan after the Closing Date (other than a Swingline Loan or a Revolving Loan made pursuant to a Mandatory RL Borrowing), the Administrative Agent shall have received a Notice of Borrowing meeting the requirements of Section 2.03. Prior to the making of each Swingline Loan after the Closing Date, the Swingline Lender shall have received the notice referred to in Section 2.03(d).

(b) Prior to the issuance of each Letter of Credit after the Closing Date, the Administrative Agent and the respective Issuing Lender shall have received a Letter of Credit Request meeting the requirements of Section 3.03(a).

The acceptance of the benefits of each Credit Event after the Closing Date shall constitute a representation and warranty by the respective Borrower to the Administrative Agent and each of the Lenders that all the conditions specified in this Section 7.02 and applicable to such Credit Event are satisfied as of that time.

Section 8. Representations, Warranties and Agreements. In order to induce the Lenders to enter into this Agreement and to make the Loans, and issue (or participate in), the Letters of Credit as provided herein, the Borrower makes the following representations, warranties and agreements, in each case after giving effect to the Transaction.

8.01 Organizational Status. The Borrower and each of its Subsidiaries (i) is a duly organized and validly existing corporation, partnership, or limited liability company, as the case may be, in good standing under the laws of the jurisdiction of its organization, (ii) has the corporate or limited liability company power and authority, as the case may be, to own its property and assets and to transact the business in which it is engaged and presently proposes to engage and (iii) is, to the extent such concepts are applicable under the laws of the relevant jurisdiction, duly qualified and is authorized to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its property or the conduct of its business requires such qualifications except for failures to be so qualified which, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

8.02 Power and Authority. Each Credit Party has the corporate, partnership or limited liability company power and authority, as the case may be, to execute, deliver and perform the terms and provisions of each of the Credit Documents to which it is party and has taken all necessary corporate, partnership or limited liability company action, as the case may be, to authorize the execution, delivery and performance by it of each of such Credit Documents. Each Credit Party has duly executed and delivered each of the Credit Documents to which it is party, and each of such Credit Documents constitutes its legal, valid and binding obligation enforceable in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law).

8.03 No Violation. Neither the execution, delivery or performance by any Credit Party of the Credit Documents to which it is a party, nor compliance by it with the terms and provisions thereof, (i) will contravene any provision of any law, statute, rule or regulation or any order, writ, injunction or decree of any court or governmental instrumentality, (ii) will conflict with or result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien (except pursuant to the Security Documents) upon any of the property or assets of any Credit Party pursuant to the terms of, any indenture, mortgage, deed of trust, credit agreement or loan agreement, or any other material agreement, contract or instrument, in each case to which any Credit Party is a party or by which it or any of its property or assets is bound or to which it may be subject (except, in the case of preceding clauses (i) and (ii), other than in the case of any contravention, breach, default and/or conflict, that would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect) or (iii) will violate any provision of the certificate or articles of incorporation, certificate of formation, limited liability company agreement or by-laws (or equivalent organizational documents), as applicable, of any Credit Party or any of its respective Subsidiaries.

8.04 Approvals. Except as could not reasonably be expected to have a Material Adverse Effect, no order, consent, approval, license, authorization or validation of, or filing, recording or registration with (except for (x) those that have otherwise been obtained or made on or prior to the Closing Date and which remain in full force and effect on the Closing Date and (y) filings which are necessary to perfect the security interests created under the Security Documents), or exemption by, any governmental or public body or authority, or any subdivision thereof, is required to be obtained or made by, or on behalf of, any Credit Party to authorize, or is required to be obtained or made by, or on behalf of, any Credit Party in connection with, the execution, delivery and performance of any Credit Document.

8.05 Financial Statements; Financial Condition.

(a) The consolidated balance sheets of the Borrower for each of the fiscal year ended December 31, 2017, and the consolidated statements of operations and comprehensive income and cash flows of the Borrower for such fiscal year present fairly in all material respects the consolidated financial position of the Borrower at the dates of such balance sheet and the consolidated results of the operations of the Borrower for the period covered thereby. All of the foregoing historical financial statements have been audited by KPMG LLP and prepared in accordance with U.S. GAAP consistently applied.

(b) On and as of the Closing Date, after giving effect to the consummation of the Transaction, the Borrower and its Subsidiaries, taken together on a consolidated basis, are Solvent.

(c) [Reserved].

(d) Since December 31, 2017 there has been no Material Adverse Effect, and there has been no change, event or occurrence that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

8.06 Litigation. There are no actions, suits or proceedings pending or, to the knowledge of any Credit Party, threatened (i) with respect to the Refinancing or any Credit Document or (ii) that either individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect.

8.07 True and Complete Disclosure.

(a) All written information (taken as a whole) furnished by or on behalf of any Credit Party in writing to the Administrative Agent or any Lender (including, without limitation, all such written information contained in the Credit Documents) for purposes of or in connection with this Agreement, the other Credit Documents or any transaction contemplated herein or therein does not, and all other such written information (taken as a whole) hereafter furnished by or on behalf of any Credit Party in writing to the Administrative Agent or any Lender will not, on the date as of which such written information is dated or certified, contain any material misstatement of fact or omit to state any material fact necessary to make such information (taken as a whole) not misleading in any material respect at such time in light of the circumstances under which such written information was provided.

(b) Notwithstanding anything to the contrary in the foregoing clause (a) of this Section 8.07, none of the Credit Parties makes any representation, warranty or covenant with respect to any information consisting of statements, estimates, forecasts and projections regarding the future performance of the Borrower or any of its Subsidiaries, or regarding the future condition of the industries in which they operate other than that such information has been (and in the case of such information furnished after the Closing Date, will be) prepared in good faith based upon assumptions believed to be reasonable at the time of preparation thereof.

8.08 Use of Proceeds; Margin Regulations.

(a) All proceeds of the Loans borrowed on the Closing Date will be used by the Borrower to consummate the Transactions.

(b) [Reserved].

(c) No part of any Credit Event (or the proceeds thereof) will be used to purchase or carry any Margin Stock or to extend credit for the purpose of purchasing or carrying any Margin Stock. Neither the making of the Term Loans nor the use of the proceeds thereof nor the occurrence of any other Credit Event will violate the provisions of Regulation T, U or X of the Board of Governors of the Federal Reserve System.

8.09 Tax Returns and Payments. Except as would not reasonably be expected, individually or in the aggregate, to result in a Material Adverse Effect, (i) the Borrower and each of its Subsidiaries has timely filed or caused to be timely filed with the appropriate taxing authority all Tax returns, statements, forms and reports for taxes (the “Returns”) required to be filed by, or with respect to the income, properties or operations of, the Borrower and/or any of its Subsidiaries, (ii) the Returns accurately reflect in all material respects all liability for Taxes of the Borrower and its Subsidiaries for the periods covered thereby, and (iii) each of the Borrower and its Subsidiaries has paid all Taxes payable by it (including in its capacity as withholding agent), other than those that are being contested in good faith by appropriate proceedings and adequately provided for as a reserve on the financial statements of Borrower and its Subsidiaries in accordance with U.S. GAAP. There is no material action, suit, proceeding, investigation, audit or claim now pending or, to the best knowledge of the Borrower or any of its Subsidiaries, threatened in writing by any authority regarding any Taxes relating to the Borrower or any of its Subsidiaries. As of the Closing Date, none of the Borrower or any of its Subsidiaries has entered into an agreement or waiver that is still in effect or been requested in writing to enter into an agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes of the Borrower or any of its Subsidiaries, or is aware of any circumstances that would cause the taxable years or other taxable periods of the Borrower or any of its Subsidiaries not to be subject to the normally applicable statute of limitations with respect to a material amount of Tax.

8.10 ERISA.

(a) No ERISA Event has occurred or is reasonably expected to occur that would reasonably be expected to result in a Material Adverse Effect. Each Plan is in compliance in form and operation with its terms and with the applicable provisions of ERISA, the Code and other applicable law, except for such non-compliance that would not reasonably be expected to have a Material Adverse Effect. Except as would not reasonably be expected to result in a Material Adverse Effect, each Plan (and each related trust, if any) which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is in the form of a prototype document that is the subject of a favorable opinion letter.

(b) There exists no Unfunded Pension Liability with respect to any Plan, except as would not reasonably be expected to have a Material Adverse Effect.

(c) If each of the Borrower, each Subsidiary of the Borrower and each ERISA Affiliate were to withdraw from all Multiemployer Plans in a complete withdrawal as of the date this assurance is given, the aggregate withdrawal liability that would be incurred would not reasonably be expected to have a Material Adverse Effect.

(d) There are no actions, suits or claims pending against or involving a Plan (other than routine claims for benefits) or, to the knowledge of the Borrower or any Subsidiary of the Borrower, threatened, which would reasonably be expected to be asserted successfully against any Plan and, if so asserted successfully, would reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect.

(e) The Borrower, any Subsidiary of the Borrower and any ERISA Affiliate have made all contributions to or under each Plan and Multiemployer Plan required by law within the applicable time limits prescribed thereby, the terms of such Plan or Multiemployer Plan, respectively, or any contract or agreement requiring contributions to a Plan or Multiemployer Plan except where any failure to comply, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(f) As of the Closing Date, the Borrower is not a Benefit Plan.

8.11 The Security Documents.

(a) The provisions of the Security Agreement are effective to create in favor of the Administrative Agent for the benefit of the Guaranteed Creditors a legal, valid and enforceable security interest (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law)) in all right, title and interest of the applicable Credit Parties in the Security Agreement Collateral, and upon (i) the timely and proper filing of financing statements listing each applicable Credit Party, as a debtor, and the Administrative Agent, as secured party, in the secretary of state’s office (or other similar governmental entity) of the jurisdiction of organization of such Credit Party, (ii) sufficient identification of Commercial Tort Claims (as defined in the Security Agreement) constituting Collateral (as described in the Security Agreement), (iii) the recordation of the Grant of Security Interest in U.S. Patents, if applicable, and the Grant of Security Interest in U.S. Trademarks, if applicable, in the respective form attached to the Security Agreement, in each case in the United States Patent and Trademark Office, (iv) the Grant of Security Interest in U.S. Copyrights, if applicable, in the form attached to the Security Agreement with the United States Copyright Office and (v) upon the taking of possession or control by the Administrative Agent of the Security Agreement Collateral with respect to which a security interest may be perfected only by possession or control (which possession or control shall be given to the Administrative Agent to the extent possession or control by the Administrative Agent is required by the Security Agreement), the Administrative Agent, for the benefit of the Guaranteed Creditors, has (to the extent provided in and required by the Security Agreement) a fully perfected security interest in all right, title and interest in all of the Security Agreement Collateral, subject to no other Liens other than Permitted Liens, in each case, to the extent perfection can be accomplished under applicable law by the taking of the foregoing actions.

(b) [Reserved].

(c) Upon delivery in accordance with Sections 9.12 or 9.13 as applicable, each Mortgage will create, as security for the obligations purported to be secured thereby, a valid and enforceable (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law)) and, upon recordation in the appropriate recording office, perfected security interest in and mortgage lien on the respective Mortgaged Property in favor of the Administrative Agent (or such other trustee as may be required or desired under local law) for the benefit of the Guaranteed Creditors, subject to no other Liens (other than Permitted Collateral Liens related thereto).

8.12 Properties. All Real Property owned, leased or otherwise held by any Credit Party as of the Closing Date, and the nature of the interest therein, is correctly set forth in Schedule 7 to the Perfection Certificate. The rights set forth in Schedule 7(c) to the Perfection Certificate as being held by the Credit Parties constitute all of the Water Rights necessary or incident to the use and operation of the Plant in the ordinary course of the business of the Credit Parties and the same are valid and existing Water Rights and there exist no unresolved objections or challenges pending against any of said Water Rights. The Borrower has good and marketable fee simple title or valid leasehold interests or easements or other limited property interests in the case of Real Property, and good and valid title in the case of personal property, to all material properties owned by it, including all material property reflected in the most recent historical balance sheets referred to in Section 8.05(a) (except as sold or otherwise disposed of since the date of such balance sheet in the ordinary course of business or as permitted by the terms of this Agreement), free and clear of all Liens, other than (i) in the case of Real Property, Permitted Collateral Liens and (ii) in the case of personal property, Permitted Liens.

8.13 Capitalization. The amount and type of the authorized Equity Interests of each of the Persons listed on Schedule 8.13 are accurately described thereon, and all such Equity Interests that are issued and outstanding have been validly issued and are fully paid and nonassessable and are owned by and issued to the Person listed as their owner on Schedule 8.13. The Borrower and each Guarantor have good and marketable title to all the Equity Interests of the Subsidiaries issued to it, free and clear of all Liens other than (i) Liens contemplated by the Security Agreement and (ii) Permitted Liens, and all such Equity Interests have been duly and validly issued and are fully paid and nonassessable (except to the extent general partnership interests are assessable under applicable law).

8.14 Subsidiaries. On and as of the Closing Date and after giving effect to the consummation of the Transaction, the Borrower has no direct Subsidiaries other than OCIB.

8.15 Compliance with Statutes; Anti-Money Laundering and Economic Sanctions Laws; FCPA.

(a) The Borrower and each of its Subsidiaries is in compliance with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including, without limitation, applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such noncompliance as, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

(b) No Credit Party, none of its Subsidiaries and, to the knowledge of the executive management of each Credit Party, none of its Affiliates and none of the respective officers, directors, brokers or agents of such Credit Party, such Subsidiary or Affiliate (i) has violated or is in violation of any applicable Anti-Money Laundering Law or (ii) has engaged or engages in any transaction, investment, undertaking or activity that conceals the identity, source or destination of the proceeds from any category of offenses designated in any applicable law, regulation or other binding measure implementing the “Forty Recommendations” and “Nine Special Recommendations” published by the Organisation for Economic Co-operation and Development’s Financial Action Task Force on Money Laundering.

(c) No Credit Party, none of its Subsidiaries and, to the knowledge of senior management of each Credit Party, none of its Affiliates and none of the respective officers, directors, brokers or agents of such Credit Party, such Subsidiary or such Affiliate that is acting or benefiting in any capacity in connection with the Loan is an Embargoed Person.

(d) Except as otherwise authorized by OFAC, no Credit Party, none of its Subsidiaries and, to the knowledge of the executive management of each Credit Party, none of its Affiliates and none of the respective officers, directors, brokers or agents of such Credit Party, such Subsidiary or such Affiliate acting or benefiting in any capacity in connection with the Loan (i) conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Embargoed Person, (ii) deals in, or otherwise engages in any transaction related to, any property or interests in property blocked pursuant to any applicable Economic Sanctions Laws or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the applicable prohibitions set forth in any Economic Sanctions Laws.

(e) None of the Borrower, any of its Subsidiaries or, to the knowledge of the Borrower and its Subsidiaries, any director, officer, employee, agent, affiliate or representative thereof, is an individual or entity currently the subject of any Sanctions, nor is the Borrower located, organized or resident in a Designated Jurisdiction.

(f) Each Credit Party and its Subsidiaries is in compliance in all material respects with the Foreign Corrupt Practices Act, 15 U.S.C. §§ 78dd-1, et seq. (“FCPA”), and any foreign counterpart thereto applicable to such Credit Party or such Subsidiary. To the knowledge of senior management of each Credit Party and its Subsidiaries, no Credit Party or its Subsidiaries has made a payment, offering, or promise to pay, or authorized the payment of, money or anything of value (a) in order to assist in obtaining or retaining business for or with, or directing business to, any foreign official, foreign political party, party official or candidate for foreign political office, (b) to a foreign official, foreign political party or party official or any candidate for foreign political office, and (c) with the intent to induce the recipient to misuse his or her official position to direct business wrongfully to such Credit Party or such Subsidiary or to any other Person, in violation of FCPA.

8.16 Investment Company Act. None of the Borrower or any of its Subsidiaries is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, required to be registered as such.

8.17 Environmental Matters. Except for any matters that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect:

(a) the Borrower and each of its Subsidiaries is in compliance with all Environmental Laws and the requirements of any permits issued under such Environmental Laws;

(b) there are no pending or, to the knowledge of any Credit Party, threatened Environmental Claims against the Borrower or any of its Subsidiaries or any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries (including with respect to the foregoing, any such claim arising out of the ownership, lease or operation by the Borrower or any of its Subsidiaries of any Real Property formerly owned, leased or operated by the Borrower or any of its Subsidiaries);

(c) there are no facts, circumstances, conditions or occurrences with respect to the business or operations of the Borrower or any of its Subsidiaries, or any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries (including any Real Property formerly owned, leased or operated by the Borrower or any of its Subsidiaries) that would be reasonably expected (i) to form the basis of an Environmental Claim against the Borrower or any of its Subsidiaries or (ii) to cause any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries to be subject to any restrictions on the ownership, lease, occupancy or transferability of such Real Property by the Borrower or any of its Subsidiaries under any Environmental Law;

(d) Hazardous Materials have not at any time been generated, used, treated or stored on, or transported to or from, or Released on or from, any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries where such generation, use, treatment, storage, transportation or Release has (i) violated or would be reasonably expected to violate any Environmental Law, (ii) give rise to an Environmental Claim or (iii) give rise to liability under any Environmental Law.

8.18 Labor Relations. Except as set forth in Schedule 8.18 and except to the extent the same has not, either individually or in the aggregate, had and would not reasonably be expected to have a Material Adverse Effect, (a) there are no strikes, lockouts, slowdowns or other labor disputes pending against the Borrower or any of its Subsidiaries or, to the knowledge of each Credit Party, threatened against the Borrower or any of its Subsidiaries, (b) to the knowledge of each Credit Party, there are no questions concerning union representation with respect to the Borrower or any of its Subsidiaries, (c) the hours worked by and payments made to employees of the Borrower or any of its Subsidiaries have not been in violation of the Fair Labor Standards Act or any other applicable Federal, state, local, or foreign law dealing with such matters and (d) to the knowledge of each Credit Party, no wage and hour department investigation has been made of the Borrower or any of its Subsidiaries.

8.19 Intellectual Property. The Borrower and each of its Subsidiaries owns or has the right to use all the patents, trademarks, domain names, service marks, trade names, copyrights, inventions, trade secrets, formulas, proprietary information and know-how of any type, whether or not written (including, but not limited to, rights in computer programs and databases) (collectively, “Intellectual Property”), necessary for the present conduct of its respective business, without any known conflict with the Intellectual Property rights of others, except for such failures to own or have the right to use and/or conflicts as have not had, and would not reasonably be expected to have, a Material Adverse Effect.

8.20 Legal Names; Type of Organization (and Whether a Registered Organization); Jurisdiction of Organization; etc. Schedules 1 and 2 of the Perfection Certificate contain for each Credit Party, as of the Closing Date, (i) the exact legal name of such Credit Party, (ii) the type of organization of such Credit Party, (iii) whether or not such Credit Party is a registered organization, (iv) the jurisdiction of organization of such Credit Party, (v) such Credit Party’s Location, (vi) any corporate or organizational names such Credit Party has had in the last five years, together with the date of the relevant change and (vii) the organizational identification number (if any) of such Credit Party.

8.21 EEA Financial Institutions. None of the Credit Parties is an EEA Financial Institution.

Section 9. Affirmative Covenants. The Borrower and each of its Subsidiaries hereby covenants and agrees that on and after the Closing Date and until the Total Revolving Loan Commitments and all Letters of Credit have terminated and the Loans, Notes and Unpaid Drawings (in each case together with interest thereon), Fees and all other Obligations (other than any indemnification obligations arising hereunder which are not then due and payable and obligations in respect of Designated Interest Rate Protection Agreements, Designated Hedge Agreements or Designated Treasury Services Agreements) incurred hereunder and thereunder, are paid in full:

9.01 Information Covenants. The Borrower will furnish to the Administrative Agent for distribution to each Lender:

(a) Quarterly Financial Statements. Within 45 days after the close of each of the first three quarterly accounting periods in each fiscal year of the Borrower the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such quarterly accounting period and the related consolidated statements of operations and income and member’s equity and statement of cash flows for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly accounting period, all of which shall be certified by the chief financial officer of the general partner of the Borrower that they fairly present in all material respects in accordance with U.S. GAAP the financial condition of the Borrower and its Subsidiaries as of the dates indicated and the results of their operations for the periods indicated, subject to normal year-end audit adjustments and the absence of footnotes. If the Borrower has filed (within the time period required above) a Form 10-Q with the SEC for any fiscal quarter described above, then to the extent that such quarterly report on Form 10-Q contains any of the foregoing items, the Lenders shall accept such Form 10-Q in lieu of such items.

(b) Annual Financial Statements. Within 90 days after the close of each fiscal year of the Borrower, (i) the consolidated balance sheet of the Borrower and its Subsidiaries as at the end of such fiscal year and the related consolidated statements of operations and income and stockholder’s equity and statement of cash flows for such fiscal year setting forth comparative figures for the preceding fiscal year and comparable forecasted figures for such fiscal year based on the corresponding forecasts delivered pursuant to Section 9.01(d) or in the case of the fiscal year ending December 31, 2017, delivered to the Administrative Agent prior to the Closing Date and certified, in the case of consolidated financial statements, by KPMG LLP or other independent certified public accountants of recognized national standing reasonably acceptable to the Administrative Agent, together with an opinion of such accounting firm (which opinion shall be without a “going concern” or like qualification or exception and without any qualification or exception as to the scope of such audit) which demonstrates that (I) in the course of its regular audit of the financial statements of the Borrower and its Subsidiaries, which audit was conducted in accordance with generally accepted auditing standards, such accounting firm obtained no knowledge of any Default or Event of Default relating to financial or accounting matters which has occurred and is continuing or, if in the opinion of such accounting firm such a Default or Event of Default has occurred and is continuing, a statement as to the nature thereof, and (II) such statements fairly present in all material respects in accordance with U.S. GAAP the financial condition of the Borrower and its Subsidiaries as of the date indicated and the results of their operations and changes in their cash flows for the periods indicated, and (ii) management’s discussion and analysis of the important operational and financial developments during such fiscal year. If the Borrower has filed (within the time period required above) a Form 10-K with the SEC for any fiscal year described above, then to the extent that such annual report on Form 10-K contains any of the foregoing items, the Lenders shall accept such Form 10-K in lieu of such items.

(c) [Reserved].

(d) Forecasts. No later than 90 days following the first day of each fiscal year of the Borrower (commencing with the Borrower’s fiscal year ended December 31, 2018), a forecast in form reasonably satisfactory to the Administrative Agent (including projected statements of income, sources and uses of cash and balance sheets for the Borrower and its Subsidiaries on a consolidated basis) for each of the fiscal quarters of such fiscal year prepared in detail, with appropriate discussion, the principal assumptions upon which such forecast is based.

(e) Officer’s Certificates. At the time of the delivery of the Section 9.01 Financials, a compliance certificate from a Responsible Officer of the Borrower substantially in the form of Exhibit G, certifying on behalf of the Borrower that, to such Responsible Officer’s knowledge after due inquiry, no Default or Event of Default has occurred and is continuing or, if any Default or Event of Default has occurred and is continuing, specifying the nature and extent thereof, which certificate shall (i) set forth in reasonable detail calculations demonstrating compliance with Section 10.11 and (ii) certify that there have been no changes to Schedules 1, 2, 3, 7, 9, 10, 11, 12, 14 and 16 of the Perfection Certificate or the latest Perfection Certificate Supplement, in each case since the Closing Date or, if later, since the date of the most recent certificate delivered pursuant to this Section 9.01(e), or if there have been any such changes, a concurrent Perfection Certificate Supplement evidencing such changes and whether the Borrower and the other relevant Credit Parties have otherwise taken all actions required to be taken by them pursuant to such Security Documents in connection with any such changes.

(f) Notice of Default, Litigation and Material Adverse Effect. Promptly after any officer of the Borrower or any of its Subsidiaries obtains knowledge thereof, notice of (i) the occurrence of any event which constitutes a Default or an Event of Default or any default or event of default under any debt instrument in excess of the Threshold Amount, (ii) any litigation or governmental investigation or proceeding pending against the Borrower or any of its Subsidiaries (x) which, either individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect or (y) with respect to any Credit Document, (iii) any Casualty Event involving Collateral with a fair market value in excess of $10,000,000 or (iv) any other event, change or circumstance that has had, or would reasonably be expected to have, a Material Adverse Effect.

(g) Other Reports and Filings. Promptly after the filing or delivery thereof, copies of all financial information, proxy materials and reports, if any, which the Borrower or any of its Subsidiaries shall publicly file with the Securities and Exchange Commission or any successor thereto (the “SEC”).

(h) Environmental Matters. Promptly after any officer of the Borrower or any of its Subsidiaries obtains knowledge thereof, notice of one or more of the following environmental matters to the extent that such environmental matters, either individually or when aggregated with all other such environmental matters, would reasonably be expected to have a Material Adverse Effect:

(i) any pending or threatened Environmental Claim against the Borrower or its Subsidiaries or any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries;

(ii) any condition or occurrence on or arising from any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries that (a) results in noncompliance by the Borrower or any of its Subsidiaries with any Environmental Law or (b) would reasonably be expected to form the basis of an Environmental Claim against the Borrower or any of its Subsidiaries or any such Real Property;

(iii) any condition or occurrence on any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries that could reasonably be expected to cause such Real Property to be subject to any restrictions on the ownership, lease, occupancy, use or transferability by the Borrower or any of its Subsidiaries of such Real Property under any Environmental Law; and

(iv) the taking of any removal or remedial action in response to the actual or alleged presence of any Hazardous Material on any Real Property owned, leased or operated by the Borrower or any of its Subsidiaries as required by any Environmental Law or any Governmental Authority and all notices received by the Borrower or any of its Subsidiaries from any Governmental Authority under, or pursuant to, CERCLA which identify the Borrower or any of its Subsidiaries as a potentially responsible party for remediation costs or which otherwise notify the Borrower or any of its Subsidiaries of potential liability under CERCLA.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and the Borrower’s or such Subsidiary’s response thereto.

(i) Notices to Holders of Other Indebtedness. Contemporaneously with the sending or filing thereof, the Borrower will provide to the Administrative Agent for distribution to each of the Lenders, any notices provided to, or received from, holders of other funded Indebtedness, in each case, with a principal amount in excess of the Threshold Amount.

(j) Other Information. From time to time, such other information or documents (financial or otherwise) with respect to the Borrower or any of its Subsidiaries as the Administrative Agent or any Lender (through the Administrative Agent) may reasonably request.

Documents required to be delivered pursuant to Section 9.01(a), (b) or (g) (to the extent any such documents are included in materials otherwise filed with the SEC) may be delivered electronically and if so delivered, shall be deemed to have been delivered on the date (i) on which the Borrower posts such documents, or provides a link thereto on the Borrower’s website on the Internet; or (ii) on which such documents are posted on the Borrower’s behalf on an Internet or intranet website, if any, to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent); provided that: (i) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender upon its request to the Borrower to deliver such paper copies until a written request to cease delivering paper copies is given by the Administrative Agent or such Lender and (ii) the Borrower shall notify the Administrative Agent and each Lender (by facsimile or electronic mail) of the posting of any such documents and provide to the Administrative Agent by electronic mail electronic versions (i.e., soft copies) of such documents. The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request by a Lender for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents.

The Borrower hereby acknowledges that (a) the Administrative Agent and/or the Joint Lead Arrangers will make available to the Lenders materials and/or information provided by or on behalf of the Borrower hereunder (collectively, “Borrower Materials”) by posting the Borrower Materials on IntraLinks or another similar electronic system (the “Platform”) and (b) certain of the Lenders (each, a “Public Lender”) may have personnel who do not wish to receive material non-public information with respect to the Borrower or its Affiliates, or the respective securities of any of the foregoing, and who may be engaged in investment and other market-related activities with respect to such Persons’ securities. The Borrower hereby agrees that it will use commercially reasonable efforts to identify that portion of the Borrower Materials that may be distributed to the Public Lenders and that (w) all such Borrower Materials shall be clearly and conspicuously marked “PUBLIC” which, at a minimum, shall mean that the word “PUBLIC” shall appear prominently on the first page thereof; (x) by marking Borrower Materials “PUBLIC,” the Borrower shall be deemed to have authorized the Administrative Agent, the Joint Lead Arrangers and the Lenders to treat such Borrower Materials as not containing any material non-public information (although it may be sensitive and proprietary) with respect to the Borrower or its securities for purposes of United States Federal and state securities laws (provided, however, that to the extent such Borrower Materials constitute Information, they shall be treated as set forth in Section 13.16); (y) all Borrower Materials marked “PUBLIC” are permitted to be made available through a portion of the Platform designated “Public Side Information”; and (z) the Administrative Agent and the Joint Lead Arrangers shall be entitled to treat any Borrower Materials that are not marked “PUBLIC” as being suitable only for posting on a portion of the Platform not designated “Public Side Information.”

9.02 Books, Records and Inspections.

(a) The Borrower will, and will cause each of its Subsidiaries to, keep proper books of record and accounts in which full, true and correct entries in conformity with U.S. GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities. The Borrower will, and will cause each of its Subsidiaries to, permit officers and designated representatives of the Administrative Agent or any Lender to visit and inspect, under guidance of officers of the Borrower or such Subsidiary, any of the properties of the Borrower or such Subsidiary and to examine the books of account of the Borrower or such Subsidiary and discuss the affairs, finances and accounts of the Borrower or such Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all upon reasonable prior notice and at such reasonable times and intervals and to such reasonable extent as the Administrative Agent or any such Lender may reasonably request; provided that the Administrative Agent shall give the Borrower an opportunity to participate in any discussions with its accountants; provided further that in the absence of the existence of an Event of Default, (i) only the Administrative Agent on behalf of the Lenders may exercise the rights of the Administrative Agent and the Lenders under this Section 9.02 and (ii) the Administrative Agent shall not exercise its inspection rights under this Section 9.02 more often than two times during any fiscal year and only one such time shall be at the Borrower’s expense; provided, further, however, that when an Event of Default exists, the Administrative Agent or any Lender and their respective designees may do any of the foregoing at the expense of the Borrower at any time during normal business hours and upon reasonable advance notice.

9.03 Maintenance of Property; Insurance.

(a) The Borrower will, and will cause each of its Subsidiaries to, (i) keep all tangible property necessary to the business of the Borrower and its Subsidiaries in good working order and condition, ordinary wear and tear, casualty and condemnation excepted, (ii) maintain with financially sound and reputable insurance companies insurance on all such property and against all such risks as is consistent and in accordance with industry practice for companies similarly situated owning similar properties and engaged in similar businesses as the Borrower and its Subsidiaries, which, for the avoidance of doubt, shall include business interruption, windstorm, liability and property insurance policies and (iii) furnish to the Administrative Agent, upon its request therefor, full information as to the insurance carried. The provisions of this Section 9.03 shall be deemed supplemental to, but not duplicative of, the provisions of any Security Documents that require the maintenance of insurance.

(b) If at any time the improvements on a Mortgaged Property are located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a special flood hazard area with respect to which flood insurance has been made available under the National Flood Insurance Act of 1968 (as now or hereafter in effect or any successor act thereto), then the Borrower shall, or shall cause the applicable Credit Party to maintain, with a financially sound and reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and deliver to the Administrative Agent evidence of such insurance in form and substance reasonably acceptable to the Administrative Agent including, without limitation, evidence of annual renewals of such insurance.

(c) The Borrower will, and will cause each of its Subsidiaries to, at all times keep its property insured in favor of the Administrative Agent, and all policies or certificates (or certified copies thereof) with respect to such insurance (and any other insurance maintained by the Borrower and/or such Subsidiary) (i) shall be endorsed to the Administrative Agent’s reasonable satisfaction for the benefit of the Administrative Agent (including, without limitation, by naming the Administrative Agent as loss payee and/or additional insured) and (ii) if agreed by the insurer (which agreement the Borrower shall use commercially reasonable efforts to obtain), shall state that such insurance policies shall not be canceled without at least 30 days’ prior written notice thereof (or, with respect to non-payment of premiums, 10 days’ prior written notice) by the respective insurer to the Administrative Agent; provided, that the requirements of this Section 9.03(c) shall not apply to (x) insurance policies covering (1) directors and officers, fiduciary or other professional liability, (2) employment practices liability, (3) workers compensation liability, (4) automobile and aviation liability, (5) health, medical, dental and life insurance, and (6) such other insurance policies and programs as the Administrative Agent may approve; and (y) self-insurance programs.

(d) If the Borrower or any of its Subsidiaries shall fail to maintain insurance in accordance with this Section 9.03, or the Borrower or any of its Subsidiaries shall fail to so endorse and deposit all policies or certificates with respect thereto, after any applicable grace period, the Administrative Agent shall have the right (but shall be under no obligation) to procure such insurance, and the Credit Parties jointly and severally agree to reimburse the Administrative Agent for all reasonable costs and expenses of procuring such insurance.

9.04 Existence; Franchises. The Borrower will, and will cause each of its Subsidiaries to, do or cause to be done, all things necessary to preserve and keep in full force and effect its existence, and, in the case of the Borrower and its Subsidiaries, its and their rights, franchises, licenses, permits, leases, easements and Intellectual Property, in each case to the extent material; provided, however, that nothing in this Section 9.04 shall prevent (i) sales of assets and other transactions by the Borrower or any of its Subsidiaries in accordance with Sections 10.02 and 10.10, (ii) the abandonment by the Borrower or any of its Subsidiaries of any rights, franchises, licenses, permits, leases, easements or Intellectual Property that the Borrower reasonably determines are no longer material to the operations of the Borrower and its Subsidiaries taken as a whole, or (iii) the withdrawal by the Borrower or any of its Subsidiaries of its qualification as a foreign corporation, partnership or limited liability company, as the case may be, in any jurisdiction if such withdrawal would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.05 Compliance with Statutes, etc. The Borrower will, and will cause each of its Subsidiaries to, comply with all applicable statutes, regulations and orders of, and all applicable restrictions imposed by, all governmental bodies, domestic or foreign, in respect of the conduct of its business and the ownership of its property (including ERISA and applicable statutes, regulations, orders and restrictions relating to environmental standards and controls), except such noncompliance as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

9.06 Compliance with Environmental Laws.

(a) The Borrower will comply, and will cause each of its Subsidiaries to comply, with all Environmental Laws and permits applicable to, or required by, the ownership, lease or use of Real Property now or hereafter owned, leased or operated by the Borrower or any of its Subsidiaries, except such noncompliance as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and will promptly pay or cause to be paid all costs and expenses incurred in connection with such compliance, and will keep or cause to be kept all such Real Property free and clear of any Liens imposed pursuant to such Environmental Laws (other than Liens imposed on leased Real Property resulting from the acts or omissions of the owner of such leased Real

Property or of other tenants of such leased Real Property who are not within the control of the Borrower). Except as have not had, and would not reasonably be expected to have, a Material Adverse Effect, neither the Borrower nor any of its Subsidiaries will generate, use, treat, store, Release or dispose of, or permit the generation, use, treatment, storage, Release or disposal of Hazardous Materials on, at, under, about or within any Real Property now or hereafter owned, leased or operated by the Borrower or transport or permit the transportation of Hazardous Materials to or from any such Real Property, except for Hazardous Materials generated, used, treated, stored, Released or disposed of on, at, under, about or within any such Real Property or transported to or from such Real Property in compliance with Environmental Laws.

(b) (i) After the receipt by the Administrative Agent or any Lender of any notice of the type described in Section 9.01(h), (ii) at any time that the Borrower or any of its Subsidiaries is not in compliance with Section 9.06(a) or (iii) at any time when an Event of Default with respect to any environmental matter is in existence, the Credit Parties will (in each case) jointly and severally provide, at the written request of the Administrative Agent, an environmental assessment report concerning any Mortgaged Property owned, leased or operated by the Borrower or any of its Subsidiaries (in the event of (i) or (ii) that is the subject of or could reasonably be expected to be the subject of such notice or noncompliance), prepared by an environmental consulting firm reasonably approved by the Administrative Agent, indicating the nature and scope of such environmental matter(s) and the reasonable worst case cost of addressing the matter(s) in accordance with Environmental Law. If the Credit Parties fail to provide the same within 30 days after such request was made, the Administrative Agent may order the same, the reasonable cost of which shall be borne (jointly and severally) by the Borrower, and the Credit Parties shall grant and hereby grant to the Administrative Agent and the Lenders and their respective agents access to such Mortgaged Property and specifically grant the Administrative Agent and the Lenders an irrevocable non-exclusive license to undertake such an assessment at any reasonable time upon reasonable notice to the Borrower, all at the sole expense of the Credit Parties (who shall be jointly and severally liable therefor).

9.07 ERISA. As soon as possible and, in any event, within ten (10) Business Days after the Borrower or any Subsidiary of the Borrower knows of the occurrence of any of the following, the Borrower will deliver to the Administrative Agent a certificate of the Borrower setting forth the full details as to such occurrence and the action, if any, that the Borrower, such Subsidiary or an ERISA Affiliate is required or proposes to take, together with any notices required or proposed to be given or filed by the Borrower, such Subsidiary, the Plan administrator or such ERISA Affiliate to or with the PBGC or any other Governmental Authority or a Plan participant and any notices received by the Borrower, such Subsidiary or such ERISA Affiliate from the PBGC or any other Governmental Authority or a Plan participant with respect thereto: that (a) an ERISA Event has occurred that is reasonably expected to result in a Material Adverse Effect; (b) there has been an increase in Unfunded Pension Liabilities since the date the representations hereunder are given, or from any prior notice, as applicable, in either case, which is reasonably expected to result in a Material Adverse Effect; (c) there has been an increase in the estimated withdrawal liability under Section 4201 of ERISA, if the Borrower, any Subsidiary of the Borrower and the ERISA Affiliates were to withdraw completely from any and all Multiemployer Plans which is reasonably expected to result in a Material Adverse Effect or (d) the Borrower, any Subsidiary of the Borrower or any ERISA Affiliate adopts, or commences contributions to, any Plan subject to Section 412 of the Code, or adopts any amendment to a Plan subject to Section 412 of the Code which is reasonably expected to result in a Material Adverse Effect. The Borrower will also deliver to the Administrative Agent, upon request by the Administrative Agent, a complete copy of the most recent annual report (on Internal Revenue Service Form 5500-series, including, to the extent required, the related financial and actuarial statements and opinions and other supporting statements, certifications, schedules and information) filed with the Internal Revenue Service or other Governmental Authority of each Plan that is maintained or sponsored by the Borrower or a Subsidiary.

9.08 End of Fiscal Years; Fiscal Quarters. The Borrower will cause (i) each of its, and each of its Subsidiaries’, fiscal years to end on December 31 of each year and (ii) each of its, and each of its Subsidiaries’, fiscal quarters to end on March 31, June 30, September 30 and December 31 of each year.

9.09 Performance of Obligations. The Borrower will, and will cause each of its Subsidiaries to, perform all of its obligations under the terms of each mortgage, indenture, security agreement, loan agreement or credit agreement and each other agreement, contract, lease, easement or instrument by which it is bound, except such non-performances as, individually and in the aggregate, have not had, and would not reasonably be expected to have, a Material Adverse Effect.

9.10 Payment of Taxes.

(a) The Borrower will pay and discharge, and will cause each of its Subsidiaries’ to pay and discharge, all material Taxes imposed upon it (including in its capacity as withholding agent) or upon its income or profits or upon any properties owned by it or leased (if payment of Taxes is required by the applicable lease agreement) to it, prior to the date on which penalties attach thereto, and all material lawful claims which, if unpaid, might become a Lien or charge upon any properties of the Borrower or any of its Subsidiaries not otherwise permitted under Section 10.01(i); provided that none of the Borrower or any of its Subsidiaries shall be required to pay any such Tax which is being contested in good faith and by appropriate proceedings if it has maintained adequate reserves with respect thereto in accordance with U.S. GAAP.

(b) The Borrower will promptly notify the Administrative Agent and each Lender in writing of any event or change in circumstance that results in the Borrower being subject to U.S. federal income tax as a corporation (pursuant to Section 7704 of the Code or otherwise).

9.11 Use of Proceeds. The Borrower will use the proceeds of the Loans and Letters of Credit only as provided in Section 8.08.

9.12 Additional Security; Further Assurances; etc.

(a) The Borrower will and will cause each of the Subsidiaries of the Borrower (other than Excluded Subsidiaries) to grant to the Administrative Agent for the benefit of the Guaranteed Creditors security interests and Mortgages in such assets and properties of the Borrower and such other Credit Parties that are Subsidiaries of the Borrower as are not covered by the Security Documents to which it is a party on the Closing Date and as may be reasonably requested from time to time by the Administrative Agent or the Required Lenders (collectively, as may be amended, modified or supplemented from time to time, the “Additional Security Documents”), in each case, except for those assets and properties expressly excluded pursuant to the Security Documents (including in respect of Excluded Property (as defined in the Security Agreement)). All such security interests and Mortgages shall be granted pursuant to documentation reasonably satisfactory in form and substance to the Administrative Agent and (subject to exceptions as are reasonably acceptable to the Administrative Agent and solely to the extent required hereunder or by the applicable Security Documents) shall constitute, upon taking all necessary perfection action (which the Credit Parties agree to promptly take) valid and enforceable perfected security interests and Mortgages (except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws generally affecting creditors’ rights and by equitable principles (regardless of whether enforcement is sought in equity or at law)), subject to no other Liens except for Permitted Collateral Liens. The Additional Security Documents or instruments related thereto shall be duly recorded or filed in such manner and in such places as are required by law to establish, perfect, preserve and protect (subject to exceptions as are reasonably acceptable to the Administrative Agent and solely to the extent required hereby or by the applicable Security Documents) the Liens in favor of the Administrative Agent required to be granted pursuant to the Additional Security Documents and all Taxes, fees and other charges payable in connection therewith shall be paid in full by the Credit Parties.

(b) With respect to any person that is or becomes a Subsidiary of the Borrower (other than an Excluded Subsidiary), the Borrower or the applicable Credit Party will (i) deliver to the Administrative Agent, on the date of formation of such Subsidiary, the certificates, if any, representing all of the Equity Interests of such Subsidiary, together with undated stock powers or other appropriate transfers duly executed in blank, (ii) cause such Subsidiary, on or prior to the date of its formation, to (A) execute and deliver a Guaranty in form and substance reasonably acceptable to the Administrative Agent to become a Guarantor, (B) execute and deliver a joinder agreement to the Security Agreement in form and substance reasonably acceptable to the Administrative Agent to become a grantor thereunder and pledge all of the assets and Equity Interests held by it, and (C) take all actions reasonably necessary or advisable to cause the Lien created by the Security Agreement to be duly perfected to the extent required by the Security Agreement in accordance with all applicable requirements of law, including the filing of financing statements in such jurisdictions as may be reasonably requested by the Administrative Agent and (iii) at the request of the Administrative Agent, deliver to the Administrative Agent a signed copy of an opinion, addressed to the Administrative Agent and the other Lenders, of counsel to the Credit Parties reasonably acceptable to the Administrative Agent as to such matters set forth in this Section 9.12(b) as the Administrative Agent may reasonably request.

(c) Each Credit Party will, at the expense of the Borrower, make, execute, endorse, acknowledge, file and/or deliver to the Administrative Agent, promptly (but in any event within the time periods set forth in Section 9.13 or such longer period as the Administrative Agent may reasonably agree), upon the reasonable request of the Administrative Agent, at Borrower’s expense, any document or instrument supplemental to or confirmatory of the Security Documents, including “Life-of-Loan” flood hazard determinations and if applicable, executed Notices to Borrower and evidence of flood insurance, mortgagee title policies, surveys, opinions of counsel, or otherwise deemed by the Administrative Agent reasonably necessary for the continued validity, perfection and priority of the Liens on the Collateral covered thereby subject to no other Liens except for Permitted Collateral Liens or as otherwise permitted by the applicable Security Document.

(d) [Reserved].

(e) Each Credit Party agrees that each action required by clauses (a), (b) and (c) of this Section 9.12 shall be completed as soon as reasonably practicable, but in no event later than 90 days (10 days in the case of clause (b)) after such action is required to be taken pursuant to such clauses or requested to be taken by the Administrative Agent or the Required Lenders (or such longer period as the Administrative Agent shall otherwise agree), as the case may be; provided that, in no event will the Borrower or any other Credit Party be required to take any action, other than using its commercially reasonable efforts, to obtain consents from third parties with respect to its compliance with this Section 9.12.

9.13 Post-Closing Actions. The Borrower agrees that it will, or will cause its relevant Subsidiaries to, complete each of the actions described on Schedule 9.13 as soon as commercially reasonable and by no later than the date set forth in Schedule 9.13 with respect to such action or such later date as the Administrative Agent may reasonably agree.

9.14 [Reserved].

9.15 Credit Ratings. The Borrower shall use commercially reasonable efforts to maintain (i)(x) a corporate family rating from Moody’s and (y) a corporate credit rating from S&P and/or Fitch, in each case, with respect to the Borrower, and (y)(i) a credit rating from Moody’s and (y) a credit rating from S&P and/or Fitch, in each case, with respect to the Initial Term Loans incurred pursuant to this Agreement, in all cases, but not a specific rating.

Section 10. Negative Covenants. The Borrower and each of its Subsidiaries hereby covenant and agree that on and after the Closing Date and until the Total Revolving Loan Commitments and all Letters of Credit have terminated and the Loans, Notes and Unpaid Drawings (in each case, together with interest thereon), Fees and all other Obligations (other than any indemnification obligations arising hereunder which are not then due and payable and obligations in respect of Designated Interest Rate Protection Agreements, Designated Hedge Agreements or Designated Treasury Services Agreements) incurred hereunder and thereunder, are paid in full:

10.01 Liens. The Borrower will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien upon or with respect to any property or assets (real or personal, tangible or intangible) of the Borrower or any of its Subsidiaries, whether now owned or hereafter acquired, or sell accounts receivable with recourse to the Borrower or authorize the filing of any financing statement under the UCC with respect to any Lien or any other similar notice of any Lien under any similar recording or notice statute; provided that the provisions of this Section 10.01 shall not prevent the creation, incurrence, assumption or existence of, or any filing in respect of, the following (Liens described below are herein referred to as “Permitted Liens”):

(i) Liens for Taxes, assessments or governmental charges or levies not overdue or Liens for Taxes being contested in good faith and by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets and for which adequate reserves have been established in accordance with U.S. GAAP (or, for Foreign Subsidiaries, in conformity with generally accepted accounting principles that are applicable in their respective jurisdiction of organization);

(ii) Liens in respect of property or assets of the Borrower or its Subsidiaries imposed by law, which were incurred in the ordinary course of business and do not secure Indebtedness for borrowed money, such as carriers’, warehousemen’s, contractors’, materialmen’s and mechanics’ liens and other similar Liens arising in the ordinary course of business not overdue or which are being contested in good faith by appropriate proceedings, which proceedings have the effect of preventing the forfeiture or sale of the property or assets and for which adequate reserves have been established in accordance with U.S. GAAP (or, for Foreign Subsidiaries, in conformity with generally accepted accounting principles that are applicable in their respective jurisdiction of organization);

(iii) Liens in existence on the Closing Date which are listed, and the property subject thereto described, in Schedule 10.01(iii), plus modifications, renewals, replacements, refinancings and extensions of such Liens, provided that (x) the aggregate principal amount of the Indebtedness, if any, secured by such Liens does not increase from that amount outstanding at the time of any such modification, refinancing, renewal, replacement or extension, plus accrued and unpaid interest and cash fees and expenses (including premium) incurred in connection with such modification, refinancing, renewal, replacement or extension and (y) any such modification, refinancing, renewal, replacement or extension does not encumber any additional assets or properties of the Borrower or any of its Subsidiaries (other than after-acquired property that is affixed or incorporated into the property encumbered by such Lien on the Closing Date and the proceeds and products thereof) unless such Lien is permitted under the other provisions of this Section 10.01;

(iv) Liens created pursuant to the Credit Documents;

(v) Leases, subleases, licenses or sublicenses (including licenses or sublicenses of Intellectual Property) under which the applicable Credit Party is the lessor, sublessor, licensor or sublicensor, granted to other Persons (i) not materially interfering with the conduct of the business of the Borrower, (ii) not materially impairing the value or marketability of any Real Property affected thereby and (iii), in the case of Mortgaged Property, subordinate in all respects to the Liens of the Security Documents;

(vi) Liens upon assets of the Borrower or any of its Subsidiaries subject to Capitalized Lease Obligations to the extent such Capitalized Lease Obligations are permitted by Section 10.04(iii), provided that (x) such Liens serve only to secure the payment of Indebtedness and/or other monetary obligations arising under such Capitalized Lease Obligation and (y) the Lien encumbering the asset or assets giving rise to such Capitalized Lease Obligation does not encumber any asset of the Borrower or any of its Subsidiaries other than the proceeds of the assets giving rise to such Capitalized Lease Obligations;

(vii) Liens placed upon equipment, machinery or other fixed assets acquired or constructed after the Closing Date and used in the ordinary course of business of the Borrower or any of its Subsidiaries and placed at the time of the acquisition or construction thereof by the Borrower or such Subsidiary or within 270 days thereafter to secure Indebtedness incurred to pay all or a portion of the purchase or construction price thereof or to secure Indebtedness incurred solely for the purpose of financing the acquisition or construction of any such equipment, machinery or other fixed assets or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that (x) the Indebtedness secured by such Liens is permitted by Section 10.04(iii) and (y) in all events, the Lien encumbering the equipment, machinery or other fixed assets so acquired or constructed does not encumber any other asset of the Borrower or such Subsidiary; provided that individual financings of equipment provided by one lender may be cross collateralized to other financings of equipment provided by such lender on customary terms;

(viii) easements, rights-of-way, restrictions (including zoning restrictions), encroachments, protrusions and other similar charges or encumbrances and minor title deficiencies with respect to the Real Property owned, leased or operated by the Borrower or any of its Subsidiaries, which in the aggregate do not materially interfere with the conduct of the business of the Borrower or any of its Subsidiaries or materially impair the value or marketability of such Real Property;

(ix) Liens arising from precautionary UCC or other similar financing statement filings regarding operating leases or consignments entered into in the ordinary course of business;

(x) attachment and judgment Liens, to the extent and for so long as the underlying judgments and decrees do not constitute an Event of Default pursuant to Section 11.09;

(xi) statutory and common law landlords’ liens under leases to which the Borrower or any of its Subsidiaries is a party as the tenant or lessee;

(xii) Liens (other than Liens imposed under ERISA) incurred in the ordinary course of business in connection with workers’ compensation claims, unemployment insurance and social security benefits and Liens securing the performance of bids, tenders, leases and contracts in the ordinary course of business, statutory obligations, surety, stay, customs or appeal bonds, performance bonds and other obligations of a like nature (including (i) those to secure health, safety and environmental obligations and (ii) those required or requested by any Governmental Authority other than letters of credit) incurred in the ordinary course of business;

(xiii) Permitted Encumbrances;

(xiv) Liens securing Indebtedness permitted under Section 10.04(xvi) and (xvii), which may be secured equally and ratably with the Obligations on a pari passu or junior Lien basis pursuant to an intercreditor agreement on terms prevailing on the date thereof for similar intercreditor agreements as reasonably determined by the Administrative Agent;

(xv) deposits or pledges to secure bids, tenders, contracts (other than contracts for the repayment of borrowed money), leases, statutory obligations, surety, stay, customs and appeal bonds and other obligations of like nature (including (i) those to secure health, safety and environmental obligations and (ii) those required or requested by any Governmental Authority other than letters of credit), and as security for the payment of rent, in each case arising in the ordinary course of business;

(xvi) any interest or title of a lessor, sublessor, licensee, sublicensee, licensor or sublicensor under any lease, sublease, license or sublicense agreement (including software and other technology licenses) under which the applicable Credit Party is the lessee, tenant, sublessee, subtenant, licensee or sublicensee in the ordinary course of business;

(xvii) Liens (i) of a collection bank arising under Section 4-210 of the UCC on items in the course of collection, (ii) attaching to commodity trading accounts or other commodities brokerage accounts incurred in the ordinary course of business and (iii) in favor of a banking or other financial institution arising as a matter of law or under customary general terms and conditions encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(xviii) Liens that are contractual rights of set-off relating to the establishment of depository relations with banks or other financial institutions not given in connection with the incurrence or issuance of Indebtedness;

(xix) (i) zoning, building, entitlement and other land use regulations by Governmental Authorities with which the normal operation of the business of the Borrower complies, and (ii) any zoning or similar law or right reserved to or vested in any Governmental Authority to control or regulate the use of any Real Property that does not materially interfere with the ordinary conduct of the business of the Borrower;

(xx) Liens on assets of non-Credit Parties securing Indebtedness of non-Credit Parties permitted to be incurred pursuant to Section 10.04(xv);

(xxi) Liens on property or assets acquired pursuant to a Permitted Acquisition, or on property or assets of a Subsidiary of the Borrower in existence at the time such Subsidiary is acquired pursuant to a Permitted Acquisition, provided that (x) any Indebtedness that is secured by such Liens is permitted to exist under Section 10.04, and (y) such Liens are not incurred in connection with, or in contemplation or anticipation of, such Permitted Acquisition and do not attach to any other asset of the Borrower or any of its Subsidiaries;

and any extensions, renewals and replacements thereof so long as the aggregate principal amount of the Indebtedness secured by such Liens does not increase from that amount outstanding at the time of any such extension, renewal or replacement, plus accrued and unpaid interest and cash fees and expenses (including premium) incurred in connection with such renewal, replacement or extension, and such extension, renewal or replacement does not encumber any asset or properties of the Borrower or any of its Subsidiaries other than the proceeds of the assets subject to such Lien;

(xxii) Liens on insurance policies and the proceeds thereof (whether accrued or not) and rights or claims against an insurer, in each case securing insurance premium financings permitted under Section 10.04(xviii);

(xxiii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(xxiv) Liens attaching solely to cash earnest money deposits in connection with any letter of intent or purchase agreement in connection with a Permitted Acquisition or other Investment permitted hereunder;

(xxv) so long as no Default has occurred and is continuing at the time of granting such Liens, Liens on cash deposits in an aggregate amount not to exceed $10,000,000 securing any Interest Rate Protection Agreement or Hedge Agreement permitted hereunder;

(xxvi) Liens on cash or Cash Equivalents (and the related escrow accounts) in connection with the issuance into (and pending release from) escrow of any Refinancing Notes;

(xxvii) any encumbrances or restrictions (including, without limitation, put and call agreements) with respect to the Equity Interests of any joint venture expressly permitted by the terms of this Agreement arising pursuant to the agreement evidencing such joint venture;

(xxviii) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(xxix) Liens on receivables, inventory and related assets including proceeds thereof pursuant to factoring arrangements entered into in the ordinary course of business or other factoring arrangements permitted by Section 10.04(xiv);

(xxx) Liens not otherwise permitted by the foregoing clauses (i) through (xxix), to the extent attaching to properties and assets with an aggregate fair market value not in excess of, and securing liabilities not in excess of $30,000,000 in the aggregate at any time outstanding.

In connection with the granting of Liens of the type described in this Section 10.01 by the Borrower or any of its Subsidiaries, the Administrative Agent shall, and shall be authorized to, take any actions deemed appropriate by it in connection therewith (including, without limitation, by executing appropriate lien releases or lien subordination agreements in favor of the holder or holders of such Liens, in either case solely with respect to the item or items of equipment or other assets subject to such Liens).

10.02 Fundamental Changes. The Borrower will not, and will not permit any of its Subsidiaries to, merge, dissolve, liquidate, consolidate with or into another Person, wind-up or dissolve itself (or suffer any liquidation or dissolution), except:

(i) any Investment permitted by Section 10.05 may be structured as a merger, consolidation or amalgamation; and

(ii) (w) any Domestic Subsidiary of the Borrower may be merged, consolidated, dissolved, amalgamated or liquidated with or into the Borrower (so long as the surviving Person of such merger, consolidation, dissolution, amalgamation or liquidation is a corporation, limited liability company or limited partnership organized or existing under the laws of the United States of America, any State thereof or the District of Columbia and, if such surviving Person is not the Borrower, such Person expressly assumes, in writing, all the obligations of the Borrower under the Credit Documents pursuant to an assumption agreement in form and substance reasonably satisfactory to the Administrative Agent) or any Guarantor (so long as the surviving Person of such merger, consolidation, dissolution, amalgamation or liquidation is a Wholly-Owned Domestic Subsidiary of the Borrower, is a corporation, limited liability company or limited partnership and is or becomes a Guarantor concurrently with such merger, consolidation or liquidation), (x) any Foreign Subsidiary of the Borrower may be merged, consolidated, dissolved, amalgamated or liquidated with or into any Wholly-Owned Foreign Subsidiary of the Borrower or any Wholly-Owned Domestic Subsidiary of the Borrower that is an Excluded Subsidiary, so long as such Wholly-Owned Foreign Subsidiary or such Excluded Subsidiary, as applicable, is the surviving corporation of such merger, consolidation, dissolution, amalgamation or liquidation and (y) any Foreign Subsidiary of the Borrower may be merged, consolidated, dissolved, amalgamated or liquidated with or into any Credit Party (so long as such Credit Party is the surviving corporation of such merger, consolidation, dissolution, amalgamation or liquidation); provided that any such merger, consolidation, dissolution, amalgamation or liquidation shall only be permitted pursuant to this clause (vii), so long as (I) no Default and no Event of Default then exists or would exist immediately after giving effect thereto and (II) any security interests granted to the Administrative Agent for the benefit of the Guaranteed Creditors in the assets (and Equity Interests) of any such Person subject to any such transaction shall remain in full force and effect and perfected and enforceable (to at least the same extent as in effect immediately prior to such merger, consolidation, amalgamation or liquidation).

10.03 Dividends. The Borrower will not, and will not permit any of its Subsidiaries to, authorize, declare or pay any Dividends with respect to the Borrower or any of its Subsidiaries, except that:

(i) [reserved];

(ii) the Borrower may pay cash Dividends or other distributions, or make loans or advances to, any Parent Company or the equity interest holders thereof in amounts required for any Parent Company or the equity interest holders thereof to pay, in each case without duplication:

(A) U.S. franchise Taxes (and other fees and expenses) required to maintain their corporate existence to the extent such Taxes, fees and expenses are reasonably attributable to the operations of the Borrower;

(B) with respect to any taxable year (or portion thereof) ending after the Closing Date with respect to which the Borrower is a partnership or disregarded entity for U.S. federal income tax purposes an amount reasonably necessary to enable any direct or indirect owners of the Borrower, including its Parent Company, to pay any U.S. federal, state and/or local income Taxes attributable to the income of the Borrower and/or its Subsidiaries, as applicable; and

(C) customary salary, bonus and other benefits payable to officers and employees of any Parent Company to the extent such salaries, bonuses and other benefits are reasonably attributable to the ownership or operations of the Borrower and its Subsidiaries in an aggregate amount not to exceed $15,000,000 after the Closing Date;

(iii) the Borrower may pay cash Dividends to any Parent Company so long as the proceeds thereof are promptly used by such Parent Company to pay general corporate operating and overhead costs and expenses (including administrative, legal, accounting and similar expenses provided by third parties) of such Parent Company to the extent such costs and expenses are reasonably attributable to the ownership or operations of the Borrower and its Subsidiaries;

(iv) the Borrower may pay cash Dividends to any Parent Company in an unlimited amount; provided that, in each case, (A) no Event of Default shall have occurred and be continuing and (B) Borrower shall be in compliance with the Financial Covenants on a Pro Forma Basis for the most recently completed four fiscal quarter period (calculated based on audited or reviewed financial statements, or to the extent such financials are not available for the most recent fiscal quarter, certified internal management accounts for such quarter);

(v) the Borrower may engage in the Transactions;

(vi) any Subsidiary of the Borrower may pay Dividends or return capital or make distributions and other similar payments with regard to its Equity Interests to the Borrower or to other Subsidiaries of the Borrower which directly or indirectly own equity therein;

(vii) any non-Wholly-Owned Subsidiary of the Borrower may declare and pay cash Dividends to its shareholders generally so long as the Borrower or its Subsidiary which owns the Equity Interests in the Subsidiary paying such Dividends receives at least its proportionate share thereof (based upon its relative holding of the Equity Interests in the Subsidiary paying such Dividends and taking into account the relative preferences, if any, of the various classes of Equity Interests of such Subsidiary);

(viii) so long as no Default or Event of Default exists at the time of the applicable Dividend, redemption or repurchase or would exist immediately after giving effect thereto, the Borrower may pay cash Dividends to any Parent Company to allow such Parent Company to pay cash dividends to any other Parent Company to redeem or repurchase, contemporaneously with such Dividend, Equity Interests of such Parent Company from management, employees, officers and directors (and their successors and assigns) of any Parent Company, the Borrower and its Subsidiaries; provided that (A) the aggregate amount of Dividends made by the Borrower to such Parent Company pursuant to this clause (viii), and the aggregate amount paid by such Parent Company in respect of all such Equity Interests so redeemed or repurchased shall not (net of any cash proceeds received by any Parent Company (but in no event from any Initial Public Offering) from issuances of its Equity Interests and contributed to the Borrower in connection with such redemption or repurchase), in either case, exceed either (x) during any fiscal year of the Borrower, $7,500,000 (provided that subject to the immediately succeeding clause (y), the amount of cash Dividends permitted to be, but not, paid in any fiscal year pursuant to this clause (viii) shall increase the amount of cash Dividends permitted to be paid in any succeeding fiscal year pursuant to this clause (iii)) or (y) for all periods after the Closing Date (taken as a single period), $25,000,000; (B) such amount in any calendar year may be increased by an amount not to exceed: (I) the cash proceeds of key man life insurance policies received by the Borrower or any of its Subsidiaries after the Closing Date; plus (II) the net proceeds from the sale of Equity Interests of any Parent Company, in each case to members of management, managers, directors or consultants of any Parent Company or any of its Subsidiaries that occurs after the Closing Date, where the net proceeds of such sale are received by or contributed to the Borrower; less (III) the amount of any Dividends previously made with the cash proceeds described in the preceding clause (I); and (C) cancellation of Indebtedness owing to the Borrower from members of management, officers, directors, employees of the Borrower or any of its Subsidiaries in connection with a repurchase of Equity Interests of any Parent Company will not be deemed to constitute a Dividend for purposes of this Agreement;

(ix) the Borrower may pay reasonable and customary indemnities to directors, officers and employees of any Parent Company in the ordinary course of business, to the extent reasonably attributable to the ownership or operation of the Borrower and its Subsidiaries;

(x) the Borrower may pay cash Dividends to any Parent Company so long as the proceeds thereof are promptly used by such Parent Company for payment of obligations under or in respect of director and officer insurance policies to the extent reasonably attributable to the ownership or operation of the Borrower and its Subsidiaries;

(xi) the Borrower and each Subsidiary may declare and make dividend payments or other distributions payable solely in the Equity Interests of such Person so long as in the case of dividend or other distribution by a Subsidiary, the Borrower or a Subsidiary receives at least its pro rata share of such dividend or distribution;

(xii) the Borrower may make payments with the cash proceeds contributed to its common equity from the net cash proceeds of any equity issuance by any Parent Company, so long as, with respect to any such payments, no Event of Default shall have occurred and be continuing or would result therefrom; and

(xiii) the Borrower and any Subsidiary may pay dividends and distributions within 60 days after the date of declaration thereof, if at the date of declaration of such payment, such payment would have complied with another provision of this Section 10.03.

10.04 Indebtedness. The Borrower will not, and will not permit any of its Subsidiaries to, contract, create, incur, assume or suffer to exist any Indebtedness, except:

(i) Indebtedness incurred pursuant to this Agreement and the other Credit Documents;

(ii) Indebtedness under Interest Rate Protection Agreements entered into with respect to other Indebtedness permitted under this Section 10.04 so long as the entering into of such Interest Rate Protection Agreements are bona fide hedging activities and are not for speculative purposes;

(iii) Indebtedness of the Borrower and its Subsidiaries evidenced by Capitalized Lease Obligations and purchase money Indebtedness (including obligations in respect of mortgages, industrial revenue bonds, industrial development bonds and similar financings) described in Section 10.01(vii); provided that in no event shall the aggregate principal amount of Capitalized Lease Obligations and the principal amount of all such Indebtedness incurred or assumed in each case after the Closing Date permitted by this clause (iii) exceed $7,500,000 at any one time outstanding;

(iv) (a) Indebtedness of any Credit Party to another Credit Party, (b) Indebtedness of any Subsidiary that is not a Credit Party to the Borrower or any Subsidiary and (c) Indebtedness of the Borrower or any other Credit Party to a Subsidiary that is not a Credit Party; provided that (A) any such Indebtedness owing by any Credit Party to any Subsidiary that is not a Credit Party, shall be unsecured and subordinated in right of payment to the Obligations on terms customary for intercompany subordinated Indebtedness, as reasonably determined by the Administrative Agent and shall not exceed $10,000,000 aggregate principal amount at any time outstanding; (B) any such Indebtedness owing to any Credit Party, if evidenced by a promissory note, shall be pledged pursuant to and in accordance with, and if required by, the Security Agreement and (C) any such Indebtedness owing by any Subsidiary that is not a Credit Party to any Credit Party shall be incurred in compliance with Section 6.04;

(v) Indebtedness outstanding on the Closing Date and listed on Schedule 10.04(v) (“Existing Indebtedness”) and any subsequent extension, renewal or refinancing thereof; provided that the aggregate principal amount of the Indebtedness to be extended, renewed or refinanced does not increase from that amount outstanding at the time of any such extension, renewal or refinancing, plus accrued and unpaid interest and cash fees and expenses (including premium) incurred in connection with such renewal, replacement or extension; provided, however, that such refinancing Indebtedness: (x) has a Weighted Average Life to Maturity at the time such refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being extended, renewed or refinanced; (y) to the extent such refinancing Indebtedness extends, renews or refinances Indebtedness subordinated or pari passu to the Obligations, such refinancing Indebtedness is subordinated or pari passu to the Obligations at least to the same extent as the Indebtedness being extended, renewed or refinanced and (z) shall not include Indebtedness of a Subsidiary of the Borrower that is not a Guarantor that refunds, refinances, replaces, renews, extends or defeases Indebtedness of the Borrower or a Guarantor;

(vi) Investments (including guarantees) permitted under Section 10.05 to the extent constituting Indebtedness;

(vii) Indebtedness incurred in the ordinary course of business in respect of netting services, overdraft protections, employee credit card programs, automatic clearinghouse arrangements and other similar services in connection with cash management and deposit accounts and Indebtedness in connection with the honoring of a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, including in each case, obligations under any Treasury Services Agreements;

(viii) Indebtedness in respect of Hedge Agreements so long as the entering into of such Hedge Agreements are bona fide hedging activities and are not for speculative purposes;

(ix) Contingent Obligations for customs, stay, performance, appeal, judgment, replevin and similar bonds and suretyship arrangements, and completion guarantees and other obligations of a like nature, all in the ordinary course of business;

(x) Contingent Obligations to insurers required in connection with worker’s compensation and other insurance coverage incurred in the ordinary course of business;

(xi) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two Business Days of its incurrence;

(xii) (x) severance, pension and health and welfare retirement benefits or the equivalent thereof to current and former employees of the Borrower or its Subsidiaries incurred in the ordinary course of business, and (y) Indebtedness representing deferred compensation or stock-based compensation to employees of the Borrower or its Subsidiaries;

(xiii) additional Indebtedness of the Borrower and its Subsidiaries not to exceed $30,000,000 in aggregate principal amount outstanding at any time;

(xiv) Indebtedness in connection with factoring arrangements either in the ordinary course of business or otherwise in an amount not to exceed $30,000,000 at any one time outstanding;

(xv) Indebtedness of Subsidiaries of the Borrower that are not Guarantors not to exceed $2,500,000 in aggregate principal amount outstanding at any time;

(xvi) Indebtedness incurred by the Borrower and/or any Guarantor consisting of (a) securities that are either unsecured or secured by Liens ranking junior to or pari passu with the Liens securing the Obligations or (b) term loans that are either unsecured or secured by Liens ranking junior to the Liens securing the Obligations, and the aggregate principal amount of which, taken together with any Indebtedness incurred pursuant to Section 2.15, does not exceed the Incremental Amount available at the time of such incurrence and any subsequent extension, renewal or refinancing thereof; provided that:

(a) the Administrative Agent shall have received a certificate signed by a Responsible Officer of the Borrower stating that other than in the case of any such subsequent extension, renewal or refinancing thereof and other than any such incurrence using capacity under clause (c) of the definition of Incremental Amount, the Borrower has elected to decrease the Incremental Amount under clause (a) or (b) of the definition thereof as a result of the incurrence of such Indebtedness as contemplated by the definition of Incremental Amount;

(b) the maturity date (except customary asset sale or change of control provisions) of such Indebtedness shall be no earlier than the then Latest Maturity Date and the Weighted Average Life to Maturity of such Indebtedness shall not be shorter than the then longest remaining Weighted Average Life to Maturity of the then outstanding Term Loans;

(c) such Indebtedness shall not have any obligors other than the Borrower and the Guarantors and, if secured, shall not be secured by any assets other than the Collateral and shall be subject to an intercreditor agreement on terms prevailing on the date thereof for similar intercreditor agreements as reasonably determined by the Administrative Agent;

(d) any such Indebtedness may share on a pro rata basis or less than pro rata basis (but not greater than pro rata basis) in any mandatory prepayments of the Term Loans; and

(e) the other terms and conditions of such Indebtedness (including pricing and optional prepayment terms) are (taken as a whole) not materially more favorable to the lenders providing such Indebtedness than those applicable to the Term Loans (taken as a whole) (except for covenants or other provisions applicable only to periods after the Latest Maturity Date of the Loans).

(xvii) Refinancing Notes and Refinancing Term Loans;

(xviii) Indebtedness incurred in the ordinary course of business to finance insurance premiums or take-or-pay obligations contained in supply arrangements;

(xix) guarantees made by the Borrower or any of its Subsidiaries of Indebtedness of the Borrower or any of its Subsidiaries permitted to be outstanding under this Section 10.04; provided that such guarantees are permitted by Section 10.05;

(xx) guarantees of Indebtedness of directors, officers and employees of the Borrower or any of its Subsidiaries in respect of expenses of such Persons in connection with relocations and other ordinary course of business purposes;

(xxi) unsecured Indebtedness of the Borrower or any of its Subsidiaries; provided that (i) no Default or Event of Default has occurred and is continuing at the time such Indebtedness is incurred, (ii) upon giving effect to the incurrence of such Indebtedness and the application of proceeds therefrom, the Borrower’s Consolidated Total Net Leverage Ratio as of the last day of the Borrower’s most recent fiscal quarter for which internal financial statements are available would not exceed 5.00:1.00, (iii) no portion of the principal amount of such Indebtedness matures or is mandatorily repurchasable or redeemable (other than following an event of default thereunder or on a change of control or disposition on customary terms for high-yield debt securities) by the Borrower or any of its Subsidiaries prior to the date that is 91 days following the final maturity date of all Classes of Commitments and Term Loans outstanding at the time such Indebtedness is incurred and (iv) the aggregate principal amount if Indebtedness incurred pursuant to this clause (xxi) by non-Credit Parties shall not exceed $20,000,000 at any time outstanding;

(xxii) Indebtedness of any Credit Party as an account party in respect of trade letters of credit issued in the ordinary course of business;

(xxiii) additional unsecured Indebtedness of the Borrower or any of its Subsidiaries that is expressly subordinated to the Obligations on terms reasonably satisfactory to the Administrative Agent; and

(xxiv) all premiums (if any), interest (including post-petition interest and capitalized interest), fees, expenses, charges and additional or contingent interest on obligations described in clauses (i) through (xxiii) above.

10.05 Advances, Investments and Loans. The Borrower will not, and will not permit any of its Subsidiaries to, directly or indirectly, lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any other Person, or purchase or own a futures contract or otherwise become liable for the purchase or sale of currency or other commodities at a future date in the nature of a futures contract, or hold any cash or Cash Equivalents (each of the foregoing, an “Investment” and, collectively, “Investments” and with the value of each Investment being measured at the time made and without giving effect to subsequent changes in value or any write-ups, write-downs or write-offs thereof but giving effect to any cash return or cash distributions received by the Borrower and its Subsidiaries with respect thereto), other than:

(i) Investments in cash and Cash Equivalents;

(ii) guarantees or indemnities arising under the Credit Documents;

(iii) [reserved];

(iv) [reserved];

(v) Permitted Acquisitions;

(vi) the Borrower and its Subsidiaries may acquire and hold accounts receivable owing to any of them, if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms of the Borrower or such Subsidiary;

(vii) the Borrower may enter into Interest Rate Protection Agreements to the extent permitted by Section 10.04(ii), and Hedge Agreements to the extent permitted by Section 10.04(viii);

(viii) extensions of trade credit may be made in the ordinary course of business (including advances made to distributors consistent with past practice), Investments received in satisfaction or partial satisfaction of previously extended trade credit from financially troubled account debtors, Investments consisting of prepayments to suppliers made in the ordinary course of business and loans or advances made to distributors in the ordinary course of business;

(ix) Investments in deposit accounts or securities accounts opened in the ordinary course of business;

(x) Investments in the nature of pledges or deposits with respect to leases or utilities provided to third parties in the ordinary course of business;

(xi) Investments in the ordinary course of business consisting of UCC Article 3 endorsements for collection or deposit;

(xii) the licensing, sublicensing or contribution of intellectual property rights pursuant to arrangements with Persons other than the Borrower and its Subsidiaries in the ordinary course of business for fair market value, as determined by the Borrower or such Subsidiary in good faith;

(xiii) to the extent that they constitute Investments, purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case, in the ordinary course of business;

(xiv) loans and advances by the Borrower and its Subsidiaries to officers, directors and employees of any Parent Company, the Borrower and its Subsidiaries in connection with relocations and other ordinary course of business purposes (including travel and entertainment expenses) in an aggregate amount outstanding not to exceed $500,000;

(xv) distributions or payments of receivables, inventory or similar assets in connection with factoring arrangements entered into in the ordinary course of business or other factoring arrangements permitted by Section 10.04(xiv);

(xvi) Investments in an unlimited amount; provided that (A) in each case, no Default shall have occurred and be continuing and (B) Borrower shall be in compliance with the Financial Covenants on a Pro Forma Basis for the most recently completed four fiscal quarter period (calculated based on audited or reviewed financial statements, or to the extent such financials are not available for the most recent fiscal quarter, certified internal management accounts for such quarter);

(xvii) the Borrower and its Subsidiaries may hold the Investments held by them on the Closing Date and described on Schedule 10.05(xvii), and any modification, replacement, renewal or extension thereof that does not increase the principal amount thereof unless any additional Investments made with respect thereto are permitted under the other provisions of this Section 10.05;

(xviii) the Borrower and its Subsidiaries may acquire and hold Investments (including debt obligations and Equity Interests) received in connection with the bankruptcy or reorganization of suppliers and customers, and Investments received in good faith settlement of delinquent obligations of, and other disputes with, customers and suppliers arising in the ordinary course of business;

(xix) non-cash consideration may be received in connection with any Asset Sale permitted pursuant to Section 10.10;

(xx) additional Subsidiaries of the Borrower may be established or created if the Borrower and such Subsidiary comply with the requirements of Section 9.12, if applicable; provided that to the extent any such new Subsidiary is created solely for the purpose of consummating a transaction pursuant to an acquisition permitted by this Section 10.05, and such new Subsidiary at no time holds any assets or liabilities other than any merger consideration contributed to it contemporaneously with the closing of such transaction, such new Subsidiary shall not be required to take the actions set forth in Section 9.12, as applicable, until the respective acquisition is consummated (at which time the surviving or transferee entity of the respective transaction and its Subsidiaries shall be required to so comply in accordance with the provisions thereof);

(xxi) Investments of a Person that is acquired and becomes a Subsidiary or of a company merged or amalgamated or consolidated into any Subsidiary, in each case after the Closing Date and in accordance with this Section 10.05 and/or Section 10.02, as applicable, to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, amalgamation or consolidation, do not constitute a material portion of the aggregate assets acquired in such transaction and were in existence on the date of such acquisition, merger, amalgamation or consolidation;

(xxii) Investments by any Credit Party and any Subsidiary that is not a Credit Party, in the Borrower and its Subsidiaries;

(xxiii) Investments in a Subsidiary that is not a Credit Party or in a joint venture, in each case, to the extent such Investment is substantially contemporaneously repaid in full with a dividend or other distribution from such Subsidiary or joint venture;

(xxiv) Investments by the Borrower or its Subsidiaries in connection with joint ventures not to exceed $15.0 million in the aggregate amount outstanding at any one time (measured by the fair market value of such Investment as of the date made); and

(xxv) additional Investments by the Borrower or its Subsidiaries not to exceed $30,000,000 at any time outstanding.

10.06 Transactions with Affiliates. The Borrower will not, and will not permit any of its Subsidiaries to, enter into any transaction or series of related transactions with any Affiliate of the Borrower or any of its Subsidiaries involving a consideration in excess of $5,000,000, other than (i) the Transactions, (ii) to the extent not otherwise prohibited by this Agreement, transactions between or among any Parent Company, the Borrower and its Subsidiaries and (iii) on terms and conditions, taken as a whole, not less favorable to the Borrower and such Subsidiary as would reasonably be obtained by the Borrower or such Subsidiary at that time in a comparable arm’s-length transaction with a Person other than an Affiliate.

10.07 Modifications of Certificate of Incorporation, By-Laws and Certain Other Agreements, Prepayments of Junior Debt. The Borrower will not, and will not permit any of its Subsidiaries to:

(a) make (or give any notice in respect thereof) any payment or prepayment of principal on or redemption or acquisition for value of, or any prepayment or redemption as a result of any asset sale, change of control or similar event of, any Indebtedness of the Borrower or any Subsidiary that is expressly subordinated in right of payment to the Obligations, except for (i) any payment of principal at scheduled maturity, (ii) a refinancing permitted by Section 10.04(v), (iii) payments in connection with the Transactions, (iv) payments under any revolving or working capital facility, or (v) so long as no Event of Default shall have occurred and be continuing; provided that in the case of this clause (v), Borrower is in compliance with the Financial Covenants on a Pro Forma Basis (calculated based on audited or reviewed financial statements, or to the extent such financials are not available for the most recent fiscal quarter, certified internal management accounts for such quarter); and

(b) amend, modify or change its certificate or articles of incorporation (including, without limitation, by the filing or modification of any certificate or articles of designation), certificate of formation, limited liability company agreement or by-laws (or the equivalent organizational documents), as applicable, or any agreement entered into by it with respect to its Equity Interests, or enter into any new agreement with respect to its Equity Interests, unless such amendment, modification, change or other action contemplated by this Section 10.07(b) could not reasonably be expected to be adverse in any material respect to the interests of the Lenders.

10.08 Negative Pledges. The Borrower shall not, and shall not permit any of its Subsidiaries to, agree or covenant with any Person to restrict in any way its ability to grant any Lien on Collateral in favor of the Lenders, other than pursuant to any other intercreditor agreement contemplated by this agreement, and except that this Section 10.08 shall not apply to:

(i) any covenants contained in this Agreement or any other Credit Documents or that exist on the Closing Date;

(ii) the covenants contained in any Refinancing Term Loans or any Refinancing Note Documents (in each case so long as same do not restrict the granting of Liens to secure Indebtedness pursuant to this Agreement);

(iii) covenants and agreements made in connection with any agreement relating to secured Indebtedness permitted by this Agreement but only if such covenant or agreement applies solely to the specific asset or assets to which such Lien relates;

(iv) customary provisions in leases, subleases, licenses, sublicenses and easements and other contracts restricting the right of assignment thereof;

(v) customary provisions in joint venture agreements and other similar agreements applicable to joint ventures that are applicable solely to such joint venture;

(vi) restrictions imposed by law;

(vii) customary restrictions and conditions contained in agreements relating to any sale of assets or Equity Interests pending such sale, provided such restrictions and conditions apply only to the Person or property that is to be sold;

(viii) contractual obligations binding on a Subsidiary at the time such Subsidiary first becomes a Subsidiary, so long as such contractual obligations were not entered into solely in contemplation of such Person becoming a Subsidiary;

(ix) negative pledges and restrictions on Liens in favor of any holder of Indebtedness for borrowed money entered into after the Closing Date and otherwise permitted under Section 10.04 but only if such negative pledge or restriction expressly permits Liens for the benefit of the Administrative Agent and the Guaranteed Parties with respect to the credit facilities established hereunder and the Obligations under the Credit Documents on a senior basis;

(x) restrictions on cash or other deposits imposed by customers under contracts entered into in the ordinary course of business;

(xi) restrictions and conditions imposed by the terms of the documentation governing any Indebtedness of a Subsidiary of the Borrower that is not a Credit Party applicable solely to such non-Credit Party, which Indebtedness is permitted by Section 10.04;

(xii) any restrictions on Liens imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (i), (ii), (viii), (ix) and (xi) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Borrower, no more restrictive with respect to such encumbrance and other restrictions than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; and

(xiii) restrictions and conditions under the terms of the documentation governing any factoring arrangements permitted pursuant to Section 10.04(xiv).

10.09 Business.

(a) The Borrower will not permit at any time the business activities taken as a whole conducted by the Borrower and its Subsidiaries to be materially different from the business activities taken as a whole conducted by the Borrower and its Subsidiaries on the Closing Date and Similar Business.

(b) [Reserved].

(c) The Borrower will not directly or indirectly, use the proceeds of any Loan or Letter of Credit, or lend, contribute or otherwise make available such proceeds to any joint venture partner or other individual or entity, to fund any activities of or business with any individual or entity, or in any Designated Jurisdiction, that, at the time of such funding, is the subject of Sanctions, or in any other manner that will result in a violation by any individual or entity (including any individual or entity participating in the transaction, whether as Lender, Agent, or otherwise) of Sanctions.

10.10 Asset Sales. The Borrower shall not, and shall not permit any of its Subsidiaries to, effect any Asset Sale, other than:

(i) the disposition of Cash Equivalents in a transaction not prohibited by this Agreement;

(ii) dispositions consisting of Liens, Investments, or Dividends otherwise permitted hereunder;

(iii) the sale or discount, in each case in the ordinary course of business, of accounts receivable arising in the ordinary course of business, but only in connection with the compromise or collection thereof and not as part of any financing transaction;

(iv) licenses, sublicenses, easements, leases or subleases (including of Intellectual Property) under which the applicable Credit Party is the lessor, sublessor, licensor or sublicensor to other Persons (i) not materially interfering with the conduct of the business of the Borrower, (ii) not materially impairing the value or marketability of any Real Property affected thereby and (iii), in the case of Mortgaged Property, subordinate in all respects to the Liens of the Security Documents;

(v) sales or leases of (A) inventory, (B) goods held for sale and (C) immaterial assets in the ordinary course of business;

(vi) sales or other disposals of (i) outdated, obsolete, surplus or worn out property, in each case, in the ordinary course of business and (ii) property no longer used or useful in the conduct of the business of the Borrower;

(vii) transfers of property subject to condemnation proceedings upon the occurrence of the related Recovery Event;

(viii) abandonment of Intellectual Property rights in the ordinary course of business, which in the reasonable good faith determination of the Borrower are not material to the conduct of the business of the Borrower;

(ix) voluntary terminations of or unwinding of Interest Rate Protection Agreements, Hedge Agreements and Treasury Services Agreements;

(x) the sale of receivables and inventory (and related assets) pursuant to factoring arrangements entered into in the ordinary course of business or otherwise subject to a factoring arrangement permitted by Section 10.10(xiv);

(xi) dispositions of Investments (including Equity Interests) in joint ventures to the extent required by, or made pursuant to customary buy/sell arrangements between, the joint venture parties set forth in joint venture arrangements and similar binding arrangements; and

(xii) Asset Sales not otherwise permitted by this Section 10.10; provided that (A) the Net Sale Proceeds thereof are applied in accordance with Section 5.02(d) and (B) with respect to any Asset Sale of assets in excess of $10 million (except to Credit Parties), (I) no Default or Event of Default exists or would result therefrom and (II) such disposition is for at least 75% cash consideration; provided, that (a) the amount of any liabilities (as shown on the Borrower’s or any Subsidiary’s most recent balance sheet or in the notes thereto) of the Borrower or any Subsidiary (other than liabilities that are by their terms subordinated to the Obligations) that are assumed by the transferee of any such assets, (b) any notes or other obligations or other securities or assets received by the Borrower or such Subsidiary from such transferee that are converted by the Borrower or such Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received), and (c) any Designated Non-Cash Consideration received by the Borrower or any of its Subsidiaries in such Asset Sale having an aggregate fair market value (as determined in good faith by the Borrower), taken together with all other Designated Non-Cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed, at the time of receipt of such consideration, $10,000,000 (with the fair market value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value) shall, in each case, be deemed to be cash.

10.11 Financial Covenant.

(a) The Borrower will not permit the Consolidated Senior Secured Net Leverage Ratio on the last day of any fiscal quarter to exceed 5.25:1.00.

(b) At all times when any Revolving Loans or Revolving Loan Commitments are outstanding, the Borrower will not permit the Consolidated Interest Coverage Ratio on the last day of any fiscal quarter (beginning with the first full fiscal quarter ending after the Closing Date) to be less than 2.00 to 1.00.

10.12 Accounting Practices. The Borrower will not make any change in (a) accounting policies or reporting practices, except as would not reasonably be expected to cause a Material Adverse Effect, or (b) its fiscal year.

Section 11. Events of Default. Upon the occurrence of any of the following specified events (each, an “Event of Default”):

11.01 Payments. Any Credit Party shall (i) subject to clause (iii) below, default in the payment when due of any principal of any Loan or any Note, (ii) default, and such default shall continue unremedied for five or more Business Days, in the payment when due of any interest on any Term Loan or Note, any Unpaid Drawing or any Fees or any other amounts owing hereunder or under any other Credit Document or (iii) fail to prepay the Revolving Loans in such amount required by Section 5.02(b), and such failure shall continue unremedied for three or more Business Days; or

11.02 Representations, etc.Any representation, warranty or statement made or deemed made by any Credit Party herein or in any other Credit Document or in any certificate delivered to the Administrative Agent or any Lender pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; or

11.03 Covenants. The Borrower or any of its Subsidiaries shall (i) default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.01(f)(i), 9.04 (as to the Borrower), 9.08, 9.11, 9.13 or Section 10; provided that an Event of Default under Section 10.11(b) (an “Interest Coverage Covenant Event of Default”) shall not constitute an Event of Default with respect to the Term Loans unless and until the Required Revolving Lenders shall have terminated their Revolving Loan Commitments and declared all amounts outstanding with respect to the Revolving Loans and the Revolving Loan Commitments to be due and payable (an “Interest Coverage Covenant Cross Default”) or (ii) default in the due performance or observance by it of any other term, covenant or agreement contained in this Agreement or in any other Credit Document (other than those set forth in Sections 11.01 and 11.02), and such default shall continue unremedied for a period of 30 days after written notice thereof to the defaulting party by the Administrative Agent or the Required Lenders; or

11.04 Default Under Other Agreements. (i) The Borrower or any of its Subsidiaries shall (x) default in any payment of any Indebtedness (other than the Obligations) beyond the period of grace, if any, provided in an instrument or agreement under which such Indebtedness was created or (y) default in the observance or performance of any agreement or condition relating to any Indebtedness (other than the Obligations) or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause (determined without regard to whether any notice is required), any such Indebtedness to become due prior to its stated maturity, or (ii) any Indebtedness (other than the Obligations) of the Borrower or any of its Subsidiaries shall be declared to be (or shall become) due and payable, or required to be prepaid other than by a regularly scheduled required prepayment, prior to the stated maturity thereof, provided that (A) it shall not be a Default or an Event of Default under this Section 11.04 unless the aggregate principal amount of all Indebtedness as described in preceding clauses (i) and (ii) is at least equal to the Threshold Amount and (B) the preceding clause (ii) shall not apply to Indebtedness that becomes due as a result of a voluntary sale or transfer of the property or assets securing such Indebtedness, if such sale or transfer is otherwise permitted hereunder and such Indebtedness is promptly paid; or

11.05 Bankruptcy, etc.The Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated) shall commence a voluntary case concerning itself under Title 11 of the United States Code entitled “Bankruptcy,” as now or hereafter in effect, or any successor thereto (the “Bankruptcy Code”); or an involuntary case is commenced against the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), and the petition is not controverted within 21 days, or is not dismissed within 60 days, after commencement of the case; or a custodian (as defined in the Bankruptcy Code), receiver, receiver-manager, trustee, monitor is appointed for, or takes charge of, all or substantially all of the property of the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), or the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), commences any other proceeding under any reorganization, bankruptcy, insolvency, arrangement, winding-up, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), or there is commenced against the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated) any such proceeding which remains undismissed for a period of 60 days, or the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), suffers any appointment of any custodian, receiver, receiver-manager, trustee, monitor or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), makes a general assignment for the benefit of creditors; or any corporate, limited liability company or similar action is taken by the Borrower or any of its Subsidiaries (other than any Immaterial Subsidiary, whether or not so designated), for the purpose of effecting any of the foregoing; or

11.06 ERISA. (a) An ERISA Event has occurred with respect to a Plan or Multiemployer Plan which has resulted or would reasonably be expected to result in a Material Adverse Effect; (b) there is or arises Unfunded Pension Liability which has resulted or would reasonably be expected to result in a Material Adverse Effect or (c) there is or arises any potential withdrawal liability under Section 4201 of ERISA, if the Borrower or any Subsidiary or any ERISA Affiliate was to withdraw completely from any and all Multiemployer Plans which has resulted or would reasonably be expected to result in a Material Adverse Effect; or

11.07 Credit Documents. Other than in accordance with its terms, any of the Credit Documents shall cease to be in full force and effect, or in the case of Security Documents, shall cease to give the Administrative Agent, for the benefit of the Guaranteed Creditors the Liens, rights, powers and privileges purported to be created thereby (including, without limitation (to the extent provided therein), a perfected security interest in, and Lien on, all of the Collateral (other than Collateral with an aggregate fair market value not in excess of the Threshold Amount), in favor of the Administrative Agent superior to and prior to the rights of all third Persons (except as permitted by the Security Documents), and subject to no other Liens except Permitted Collateral Liens, in each case, except as otherwise expressly permitted in this Agreement); or

11.08 Guaranties. Other than in accordance with its terms, any Guaranty or any provision thereof shall cease to be in full force or effect as to any Guarantor, or any Guarantor or any Person acting for or on behalf of such Guarantor shall deny or disaffirm such Guarantor’s obligations under the Guaranty to which it is a party or any Guarantor shall default in the due performance or observance of any term, covenant or agreement on its part to be performed or observed pursuant to the Guaranty to which it is a party; or

11.09 Judgments. One or more judgments or decrees shall be entered against any Credit Party involving in the aggregate for all Credit Parties a liability or liabilities (not paid or fully covered by a reputable and solvent insurance company with respect to judgments for the payment of money) and such judgments and decrees either shall be final and non-appealable or shall not be vacated, discharged or stayed or bonded pending appeal for any period of 60 consecutive days, and the aggregate amount of all such judgments and decrees (to the extent not paid or fully covered by such insurance company) equals or exceeds the Threshold Amount; or

11.10 Change of Control. A Change of Control shall occur; or

11.11 Casualty or Condemnation. A Casualty Event involving all or substantially all of the Collateral shall occur; or

11.12 Abandonment of Operations. There shall occur the abandonment by the Borrower of all or substantially all of the operations of the Plant for a period in excess of 90 days, other than in respect of any force majeure;

then and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent, upon the written request of the Required Lenders, shall by written notice to the Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent, any Lender or the holder of any Note to enforce its claims against any Credit Party (provided that, if an Event of Default specified in Section 11.05 shall occur with respect to any Credit Party, the result which would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i) and (ii) below shall occur automatically without the giving of any such notice): (i) declare the Total Commitments terminated, whereupon all Commitments of each Lender shall forthwith terminate immediately; (ii) declare the principal of and any accrued interest in respect of all Loans and the Notes and all Obligations owing hereunder and thereunder (including Unpaid Drawings) to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by each Credit Party; (iii) terminate any Letter of Credit which may be terminated in accordance with its terms, (iv) direct the Borrower to pay (and the Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default specified in Section 11.05 with respect to the Borrower, it will pay) to the Administrative Agent at the Payment Office such additional amount of cash or Cash Equivalents, to be held as security by the Administrative Agent, as if equal to the Stated Amount of all Letters of Credit issued for the account of the Borrower, as the case may be, and then outstanding; (v) enforce, as Administrative Agent, all of the Liens and security interests created pursuant to the Security Documents; and (vi) enforce each Guaranty; provided that (i) if an Interest Coverage Covenant Event of Default has occurred and is continuing, the Required Revolving Lenders may either (A) terminate the Revolving Loan Commitments and/or (B) take the actions specified in this paragraph in respect of the Revolving Loan Commitments, the Revolving Loans and Letters of Credit and (ii) the Required Lenders may take any of the actions specified in this paragraph in respect of an Interest Coverage Covenant Event of Default that has occurred and is continuing only upon the occurrence and during the continuance of an Interest Coverage Covenant Cross Default.

After the occurrence of any of the events described in clauses (i) through (vi) of the preceding paragraph, any amounts received on account of the Obligations and any proceeds of Collateral shall be applied by the Administrative Agent in the following order:

First, to payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (including fees, charges and disbursements of counsel to the Administrative Agent and amounts payable under Section 5) payable to the Administrative Agent in its capacity as such;

Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest and Letter of Credit Fees) payable to the Lenders (including fees, charges and disbursements of counsel to the respective Lenders) arising under the Credit Documents and amounts payable under Section 5, ratably among them in proportion to the respective amounts described in this clause Second payable to them;

Third, to payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest on the Loans and L/C Borrowings, ratably among the Lenders and Issuing Lenders in proportion to the respective amounts described in this clause Third held by them;

Fourth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, L/C Borrowings and Obligations then owing under Designated Interest Rate Protection Agreements, Designated Hedge Agreements and Designated Treasury Services Agreements, ratably among the Lenders, Issuing Lenders and Guaranteed Creditors in proportion to the respective amounts described in this clause Fourth held by them;

Fifth, to the Administrative Agent for the account of the Issuing Lenders, to cash collateralize that portion of RL Exposure with respect to Letters of Credit;

Last, the balance, if any, after all of the Obligations have been paid in full, to the Borrower or as otherwise required by a Requirement of Law.

Notwithstanding the foregoing, Obligations arising under Designated Interest Rate Protection Agreements, Designated Hedge Agreements and Designated Treasury Services Agreements shall be excluded from the application described above if the Administrative Agent has not received written notice thereof, together with such supporting documentation as the Administrative Agent may request, from the applicable Guaranteed Creditor. Each Guaranteed Creditor not a party to this Agreement that has given the notice contemplated by the preceding sentence shall, by such notice, be deemed to have acknowledged and accepted the appointment of the Administrative Agent pursuant to the terms of Section 12 hereof for itself and its Affiliates as if a “Lender” party hereto.

11.13 Right to Cure. Notwithstanding anything to the contrary contained in Section 11, in the event that the Borrower fails (or, but for the operation of this Section 11.13, would fail) to comply with the Financial Covenants as of the last day of any fiscal quarter, at any time after such last day until the day that is 10 Business Days after the date the certificate calculating the Financial Covenants for such fiscal quarter is required to be delivered pursuant to Section 9.01(e), any Parent Company shall have the right to issue Permitted Cure Securities for cash or otherwise receive cash contributions to its capital (collectively, the “Cure Right”), which cash shall be contributed as common equity (or equity in a form otherwise reasonably acceptable to the Administrative Agent) to the Borrower (such contributed amount, the “Cure Amount”), the Financial Covenants shall be recalculated by increasing EBITDA with respect to such fiscal quarter and any four-quarter period that contains such fiscal quarter, solely for the purpose of measuring the Financial Covenants and not for any other purpose under this Agreement (including any “baskets”), by an amount equal to the Cure Amount; provided, that, (i) in each four-fiscal-quarter period there shall be at least two fiscal quarters in which the Cure Right is not exercised, (ii) no more than five Cure Rights will be exercised in the aggregate during the term of this Agreement, (iii) for purposes of this Section 11.13, the Cure Amount shall be no greater than the amount required for purposes of complying with the Financial Covenants, (iv) for the avoidance of doubt, in recalculating the Financial Covenants by increasing EBITDA as set forth above, there shall be no pro forma effect given to any reduction of Indebtedness with the Cure Amount during the fiscal quarter for which such Cure Right is exercised and (v) if the Cure Right is exercised, the Borrower shall not be permitted to make any borrowings or obtain Letters of Credit hereunder until the Borrower has received the Cure Amount. If, after giving effect to the adjustments in this paragraph, the Borrower shall then be in compliance with the requirements of the Financial Covenants, the Borrower shall be deemed to have satisfied the requirements of the Financial Covenants as of the relevant date of determination with the same effect as though there had been no failure to comply therewith at such date, and the applicable breach or default of the Financial Covenants that had occurred shall be deemed cured for the purposes of this Agreement.

Section 12. The Administrative Agent.

12.01 Appointment and Authorization.

(a) Each of the Lenders hereby irrevocably appoints Bank of America, N.A. to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Article are solely for the benefit of the Administrative Agent and the Lenders, and neither the Borrower nor any other Credit Party shall have rights as a third party beneficiary of any of such provisions.

(b) The Administrative Agent shall also act as the “collateral agent” under the Credit Documents, and each of the Lenders (including in its capacity as a potential Guaranteed Creditor under a Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement) hereby irrevocably appoints and authorizes the Administrative Agent to act as the agent of such Lender for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any Credit Party to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. In this connection, the Administrative Agent, as “collateral agent” and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 12.05 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Security Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent, shall be entitled to the benefits of all provisions of this Article XII and Article XIII (including Section 13.01, as though such co-agents, sub-agents and attorneys-in-fact were the “collateral agent” under the Credit Documents) as if set forth in full herein with respect thereto. Without limiting the generality of the foregoing, the Lenders hereby expressly authorize the Administrative Agent to execute any and all documents (including releases) with respect to the Collateral and the rights of the Guaranteed Creditors with respect thereto, as contemplated by and in accordance with the provisions of this Agreement and the Security Documents and acknowledge and agree that any such action by any Administrative Agent shall bind the Lenders.

(c) The Lenders hereby authorize the Administrative Agent to enter into any intercreditor agreement, subordination agreement or similar arrangement permitted under this Agreement and any such intercreditor agreement, subordination agreement or similar arrangement shall be binding upon the Lenders.

12.02 Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

12.03 Exculpatory Provisions. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Credit Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents), provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Credit Document or applicable law;

(c) shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity;

(d) shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 11 and 13.12) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrower or a Lender; and

(e) shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Credit Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Credit Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Security Documents, (v) the value or the sufficiency of any Collateral, or (vi) the satisfaction of any condition set forth in Article VI or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

12.04 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

12.05 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Article shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent.

12.06 Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the Borrower’s consent (other than during the existence of an Event of Default under Section 11.01 or 11.05), to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may, with the Borrower’s consent (other than during the existence of an Event of Default under Section 11.01 or 11.05), on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders under any of the Credit Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this Section). After the retiring Administrative Agent’s resignation hereunder and under the other Credit Documents, the provisions of this Article and Section 13.01 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

12.07 Non-Reliance on Administrative Agent and Other Lenders. Each Lender acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder.

12.08 No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Joint Lead Arrangers, Syndication Agent or Documentation Agent shall have any powers, duties or responsibilities under this Agreement or any of the other Credit Documents, except in its capacity, as applicable, as the Administrative Agent or a Lender hereunder.

12.09 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any debtor relief law or any other judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 4.01 and 13.01) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 4.01 and 13.01.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender or in any such proceeding.

12.10 Collateral Matters and Guaranty Matters. Each of the Lenders (including in its capacity as a potential Guaranteed Creditor under a Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement) irrevocably authorize the Administrative Agent, and the Administrative Agent shall,

(a) release any Lien on any property granted to or held by the Administrative Agent under any Credit Document (i) upon termination of the Commitments, termination or cash collateralization on the terms acceptable to the Issuing Lender of all Letters of Credit and payment in full of all Obligations (other than (x) contingent indemnification obligations and (y) obligations and liabilities under Designated Interest Rate Protection Agreements, Designated Hedge Agreements and Designated Treasury Services Agreements), (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Credit Document to a Person that is not a Credit Party, (iii) that constitutes “Excluded Property” (as such term is defined in the Security Agreement), (iv) if the property subject to such Lien is owned by a Guarantor, upon release of such Guarantor from its obligations under the Guaranty pursuant to clause (b) below or (v) if approved, authorized or ratified in writing in accordance with Section 13.12;

(b) to release any Guarantor from its obligations under the Guaranty if such Person ceases to be a Subsidiary or becomes an Excluded Subsidiary as a result of a transaction permitted hereunder; and

(c) to subordinate any Lien on any property granted to or held by the Administrative Agent under any Credit Document to the holder of any Lien on such property that is permitted by Section 10.01(vi), (vii) or (xxi).

Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guaranty pursuant to this Section 12.10. In each case as specified in this Section 12.10, the Administrative Agent will (and each Lender (including in its capacity as a potential Guaranteed Creditor under a Designated Interest Rate Protection Agreement, Designated Hedge Agreement or Designated Treasury Services Agreement) irrevocably authorizes the Administrative Agent to), at the Borrower’s expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Security Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Guaranty, in each case in accordance with the terms of the Credit Documents and this Section 12.10.

12.11 Withholding Taxes. To the extent required by any applicable law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. If the Internal Revenue Service or any other authority of the United States or other jurisdiction asserts a claim that the Administrative Agent did not properly withhold Tax from amounts paid to or for the account of any Lender for any reason (including, without limitation, because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of, withholding Tax ineffective), such Lender shall, within 10 days after written demand therefor, indemnify and hold harmless the Administrative Agent (to the extent that the Administrative Agent has not already been reimbursed by the Borrower pursuant to Section 5.04 and without limiting or expanding the obligation of the Borrower to do so) for all amounts paid, directly or indirectly, by the Administrative Agent as Taxes or otherwise, together with all expenses incurred, including legal expenses and any other out-of-pocket expenses, whether or not such Tax was correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Credit Document against any amount due the Administrative Agent under this Section 12.11. The agreements in this Section 12.11 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender and the repayment, satisfaction or discharge of all other Obligations. For the avoidance of doubt, the term “Lender,” for purposes of this Section 12.11, shall include any Issuing Lender and any Swingline Lender.

12.12 Indemnification by the Lenders. To the extent that the Borrower for any reason fails to pay any amount required under Section 13.01(a) to be paid by it to the Administrative Agent (or any sub-agent thereof), or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent) or such Related Party, as the case may be, such Lender’s pro rata share (based on the amount of then outstanding Term Loans) of (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought) of such unpaid amount, provided that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent) in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent) in connection with such capacity. The obligations of the Lenders under this Section 12.12 are subject to the provisions of Section 5.04.

12.13 Designated Interest Rate Protection Agreements, Designated Hedge Agreements and Designated Treasury Services Agreements. No Guaranteed Creditor that obtains the benefits of Section 11, any Guaranty or any Collateral by virtue of the provisions hereof or of any Guaranty or any Security Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Credit Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Credit Documents. Notwithstanding any other provision of this Section 12 to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Designated Interest Rate Protection Agreements, Designated Hedge Agreements and Designated Treasury Services Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Guaranteed Creditor.

Section 13. Miscellaneous.

13.01 Payment of Expenses, etc.

(a) The Credit Parties hereby jointly and severally agree to: (i) if the Closing Date occurs, pay all reasonable invoiced out-of-pocket costs and expenses of the Agents (including, without limitation, the reasonable fees and disbursements of Cahill Gordon & Reindel LLP and, if reasonably necessary, one local counsel in any relevant jurisdiction) in connection with the preparation, execution and delivery of this Agreement and the other Credit Documents and the documents and instruments referred to herein and therein, the administration hereof and thereof and any amendment, waiver or consent relating hereto or thereto (whether or not effective), and of the Agents, each Lender and each Issuing Lender in connection with the enforcement of this Agreement and the other Credit Documents and the documents and instruments referred to herein and therein or in connection with any refinancing or restructuring of the credit arrangements provided under this Agreement in the nature of a “work-out” or pursuant to any insolvency or bankruptcy proceedings; and (ii) indemnify each Agent, each Lender, each Issuing Lender and their respective Affiliates, and the officers, directors, employees, agents, and investment advisors of each of the foregoing (each, an “Indemnified Person”) from and hold each of them harmless against any and all liabilities, obligations (including removal or remedial actions), losses, damages, penalties, claims, actions, judgments, suits, costs, expenses and disbursements (including reasonable attorneys’ and consultants’ fees and disbursements) (but excluding Taxes other than Taxes that represent liabilities, obligations, losses, damages, penalties, actions, costs, expenses and disbursements arising from a non-Tax claim) incurred by, imposed on or assessed against any of them as a result of, or arising out of, or in any way related to, or by reason of, (a) any investigation, litigation or other proceeding (whether or not any Agent, any Lender or any Issuing Lender is a party thereto and whether or not such investigation, litigation or other proceeding is brought by or on behalf of any Credit Party) related to the entering into and/or performance of this Agreement or any other Credit Document or the proceeds of any Term Loans hereunder or the consummation of the Transaction or any other transactions contemplated herein or in any other Credit Document or the exercise of any of their rights or remedies provided herein or in the other Credit Documents, or (b) the actual or alleged presence of Hazardous Materials in the Environment relating in any way to any Real Property owned, leased or operated, at any time, by the Borrower or any of its Subsidiaries; the generation, storage, transportation, handling, Release or threat of Release of Hazardous Materials by the Borrower or any of its Subsidiaries at any location, whether or not owned, leased or operated by the Borrower or any of its Subsidiaries; the non-compliance by the Borrower or any of its Subsidiaries with any Environmental Law (including applicable permits thereunder) applicable to any Real Property; or any Environmental Claim asserted against the Borrower, any of its Subsidiaries or relating in any way to any Real Property at any time owned, leased or operated by the Borrower or any of its Subsidiaries, including, in each case, without limitation, the reasonable fees and disbursements of counsel and other consultants incurred in connection with any such investigation, litigation or other proceeding (but excluding in each case any losses, liabilities, claims, damages or expenses (i) to the extent incurred by reason of the gross negligence, bad faith or willful misconduct of the applicable Indemnified Person or the directors, officers and employees of such Person, (ii) to the extent incurred by reason of any material breach of the obligations of such Indemnified Person under this Agreement or the other Credit Documents (in the case of each of preceding clauses (i) and (ii), as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) that do not involve or arise from an act or omission by the Borrower or Guarantors or any of their respective affiliates and is brought by an Indemnified Person (other than claims against any Agent in its capacity as such or in its fulfilling such role)). To the extent that the undertaking to indemnify, pay or hold harmless any Agent, any Lender, any Issuing Lender or other Indemnified Person set forth in the preceding sentence may be unenforceable because it is violative of any law or public policy, the Credit Parties shall make the maximum contribution to the payment and satisfaction of each of the indemnified liabilities which is permissible under applicable law.

(b) No Agent or any Indemnified Person shall be responsible or liable to any Credit Party or any other Person for (x) any determination made by it pursuant to this Agreement or any other Credit Document in the absence of gross negligence, bad faith or willful misconduct on the part of such Indemnified Person (in each case, as determined by a court of competent jurisdiction in a final and non-appealable judgment), (y) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems or (z) any indirect, special, exemplary, incidental, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) which may be alleged as a result of this Agreement or any other Credit Document or the financing contemplated hereby.

(c) To the fullest extent permitted by applicable law, the Borrower shall not assert, and hereby waives, any claim against any Indemnified Person, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Credit Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof. No Indemnified Person referred to in subsection (a) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed to such unintended recipients by such Indemnified Person through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Credit Documents or the transactions contemplated hereby or thereby other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Person as determined by a final and nonappealable judgment of a court of competent jurisdiction. For the avoidance of doubt, this paragraph shall not limit the obligation of the Borrower to indemnify each Indemnified Person for any liabilities or damages incurred by such Indemnified Person that are asserted against such Indemnified Person by a third party that are payable by the Borrower pursuant to subsection (a) of this Section.

(d) The agreements in this Section shall survive the resignation of the Administrative Agent, the replacement of any Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all the other Obligations.

13.02 Right of Setoff. In addition to any rights now or hereafter granted under applicable law or otherwise, and not by way of limitation of any such rights, upon the occurrence and during the continuance of an Event of Default, the Administrative Agent, each Issuing Lender and each Lender is hereby authorized at any time or from time to time, without presentment, demand, protest or other notice of any kind to any Credit Party or to any other Person, any such notice being hereby expressly waived, to set off and to appropriate and apply any and all deposits (general or special) (other than accounts used exclusively for payroll, payroll taxes, fiduciary and trust purposes, and employee benefits) and any other Indebtedness at any time held or owing by the Administrative Agent, such Issuing Lender or such Lender (including, without limitation, by branches and agencies of the Administrative Agent, such Issuing Lender or such Lender wherever located) to or for the credit or the account of the Borrower or any of its Subsidiaries against and on account of the Obligations and liabilities of the Credit Parties to the Administrative Agent, such Issuing Lender or such Lender under this Agreement or under any of the other Credit Documents, including, without limitation, all interests in Obligations purchased by such Lender pursuant to Section 13.06(b), and all other claims of any nature or description arising out of or connected with this Agreement or any other Credit Document, irrespective of whether or not the Administrative Agent, such Issuing Lender or such Lender shall have made any demand hereunder and although said Obligations, liabilities or claims, or any of them, shall be contingent or unmatured.

13.03 Notices.

(a) Except as otherwise expressly provided herein, all notices and other communications provided for hereunder shall be in writing (including facsimile) and mailed, faxed or delivered: if to any Credit Party, c/o OCI Partners LP, P.O. Box 1647, 5470 N. Twin City Hwy., Nederland, Texas 77627, Attention: Contracts Manager; Facsimile No.: (832) 747-9969; with a copy to Capital Corporate Services, 800 Brazos, Suite 400, Austin, TX 78701; with an additional copy to Orascom Construction Industries, Group Corporate Treasury, 2005A Corniche El Nil, Nile City South Tower, Cairo, Egypt, 11221, Attention: Dalia Khorshid / Hussein Marei; Facsimile No.: +202 2461 9409; and if to the Administrative Agent, at the Notice Office; or, as to any Credit Party or the Administrative Agent, at such other address as shall be designated by such party in a written notice to the other parties hereto and, as to each Lender, at such other address as shall be designated by such Lender in a written notice to the Borrower and the Administrative Agent. All such notices and communications shall, when mailed, faxed or sent by overnight courier, be effective when deposited in the mails, delivered to overnight courier, as the case may be, or sent by facsimile, except that notices and communications to the Administrative Agent and the Borrower shall not be effective until received by the Administrative Agent or the Borrower, as the case may be.

(b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. Each of the Administrative Agent, the Borrower may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications.

(c) THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS (AS DEFINED HEREIN) OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any Affiliate, officer, director, employee, agent or investment advisor of any of the foregoing

(collectively, the “Agent Parties”) have any liability the Borrower, any Lender or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to the Borrower, any Lender or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

13.04 Benefit of Agreement; Assignments; Participations, etc.

(a) This Agreement shall be binding upon and inure to the benefit of and be enforceable by the respective successors and assigns of the parties hereto; provided, however, that the Borrower may not assign or transfer any of its rights, obligations or interest hereunder without the prior written consent of the Administrative Agent and Lenders and, provided, further, that, although any Lender may transfer, assign or grant participation in its rights hereunder, such Lender shall remain a “Lender” for all purposes hereunder (and may not transfer or assign all or any portion of its Commitments hereunder except as provided in Sections 2.13 and 13.04(b)) and the transferee, assignee or participant, as the case may be, shall not constitute a “Lender” hereunder and, provided, further, that no Lender shall transfer or grant any participation under which the participant shall have rights to approve any amendment to or waiver of this Agreement or any other Credit Document except to the extent such amendment or waiver would (i) extend the final scheduled maturity of any Loan, Note or Letter of Credit (unless such Letter of Credit is not extended beyond the Revolving Loan Maturity Date) in which such participant is participating, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with a waiver of applicability of any post-default increase in interest rates) or reduce the principal amount thereof, or increase the amount of the participant’s participation over the amount thereof then in effect (it being understood that a waiver of any Default or Event of Default or of a mandatory repayment of any Loan shall not constitute a change in the terms of such participation, and that an increase in any Commitment (or the available portion thereof) or Loan shall be permitted without the consent of any participant if the participant’s participation is not increased as a result thereof), (ii) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement, (iii) modify any of the voting percentages set forth in Section 13.12 or the underlying definitions, (iv) except as otherwise expressly provided in the Security Documents, release all or substantially all of the Collateral under all the Security Documents supporting the Loans and Letters of Credit in which such participant is participating or (v) except as otherwise provided in the Credit Documents, release all or substantially all of the value of the Guaranty supporting the Loans in which such participant is participating. In the case of any such participation, the participant shall not have any rights under this Agreement or any of the other Credit Documents (the participant’s rights against such Lender in respect of such participation to be those set forth in the agreement executed by such Lender in favor of the participant relating thereto). The Borrower agrees that each participant shall be entitled to the benefits of Sections 2.10 and 5.04 (subject to the limitations and requirements of such Sections; provided that any forms required to be delivered pursuant to Section 5.04(c) by any participant shall be provided to the participating Lender) to the same extent as if it were a Lender and had acquired its interest by assignment; provided, however, that a participant shall not be entitled to receive any greater payment under Section 2.10 or Section 5.04 than the applicable Lender would have been entitled to receive with respect to the participation sold to such participant except to the extent such entitlement to a greater payment results from a change in law after the sale of the participation takes place. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each participant and the principal amounts (and interest amounts) of each participant’s interest in the Loans or other obligations under the Credit Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a participant’s interest in any Commitments, Loan, or its other obligations under any Credit Document) to any Person except to the extent that such disclosure is to a Governmental Authority and is necessary in connection with a Tax audit or other proceeding to establish that such Commitment, Loan or other obligation is in registered form under Section 5f.103-1(c) of the U.S. Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and the Borrower and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement, notwithstanding any notice to the contrary.

(b) Notwithstanding the foregoing, any Lender (or any Lender together with one or more other Lenders) may (x) assign all or a portion of its Commitments and related outstanding Obligations (or, if the Commitments with respect to the relevant Tranche have terminated, outstanding Obligations) hereunder to (i)(A) its parent company and/or any Affiliate of such Lender which is at least 50% owned by such Lender or its parent company or (B) to one or more other Lenders or any Affiliate of any such other Lender which is at least 50% owned by such other Lender or its parent company (provided that any fund, managed account or other entity that invests in loans and is managed or advised by the same investment advisor/manager of another fund, managed account or other entity which is a Lender (or by an Affiliate of such investment advisor/manager) shall be treated as an Affiliate of such other Lender for the purposes of this subclause (x)(i)(B)); provided that no such assignment may be made to any such Person that is, or would at such time constitute, a Defaulting Lender or (ii) in the case of any Lender that is a fund, managed account or other entity that invests in loans, any other fund, managed account or other entity that invests in loans and is managed or advised by the same investment advisor/manager of any Lender or by an Affiliate of such investment advisor/manager or (y) assign all, or if less than all, a portion equal to at least $1,000,000 (or such lesser amount as may be agreed to by the Administrative Agent and, so long as no Event of Default then exists under Section 11.01 or 11.05, the Borrower, which consent shall not be unreasonably withheld or delayed) in the aggregate for the assigning Lender or assigning Lenders, of such Commitments and related outstanding Obligations (or, if the Commitments with respect to the relevant Tranche have terminated, outstanding Obligations) hereunder to one or more Eligible Transferees (treating any fund, managed account or other entity that invests in loans and any other fund, managed account or other entity that invests in loans and is managed or advised by the same investment advisor/manager of such fund, managed account or other entity or by an Affiliate of such investment advisor/manager as a single Eligible Transferee for all purposes including without limitation the assignment fee referenced below), each of which assignees shall become a party to this Agreement as a Lender by execution of an Assignment and Assumption Agreement, provided that (i) at such time, Schedule 2.01 shall be deemed modified to reflect the Commitments and/or outstanding Loans, as the case may be, of such new Lender and of the existing Lenders, (ii) upon the surrender of the relevant Notes by the assigning Lender (or, upon such assigning Lender’s indemnifying the Borrower for any lost Note pursuant to a customary indemnification agreement) new Notes will be issued, at the Borrower’s expense, to such new Lender and to the assigning Lender upon the request of such new Lender or assigning Lender, such new Notes to be in conformity with the requirements of Section 2.05 (with appropriate modifications) to the extent needed to reflect the revised Commitments and/or outstanding Loans, as the case may be, (iii) the consent of the Administrative Agent and, so long as no Event of Default then exists under Section 11.01 or 11.05, the consent of the Borrower shall (in either case) be required in connection with any such assignment pursuant to clause (y) above (which consents, in any such case, shall not be unreasonably withheld or delayed); provided that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within 5 Business Days after having received notice thereof, (iv) (A) the consent of the Swingline Lender and each Issuing Lender set forth in the definition thereof shall be required in connection with any assignment of Revolving Loan Commitments pursuant to this Section 13.04(b) (which consents, in any such case, shall not be unreasonably withheld or delayed), (v) the Administrative Agent shall receive at the time of each such assignment, from the assigning or assignee Lender, the payment of a non-refundable assignment fee of $3,500, which the Administrative Agent may waive in its sole discretion and (vi) no such transfer or assignment shall be effective until recorded by the Administrative Agent on the Register pursuant to Section 13.15. To the extent of any assignment pursuant to this Section 13.04(b), the assigning Lender shall be relieved of its obligations hereunder with respect to its assigned Commitments and outstanding Term Loans. At the time of each assignment pursuant to this Section 13.04(b) to a Person that is not already a Lender hereunder, such assignee shall provide to the Administrative Agent and the Borrower such Tax forms as are required to be provided under clauses (b) and (c) of Section 5.04. To the extent that an assignment of all or any portion of a Lender’s Commitments and related outstanding Obligations pursuant to Section 2.13 or this Section 13.04(b) would, at the time of such assignment, result in increased costs under Section 2.10 or 5.04 from those being charged by the assigning Lender prior to such assignment, then the Borrower shall not be obligated to pay such increased costs (although the Borrower, in accordance with and pursuant to the other provisions of this Agreement, shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective assignment). Notwithstanding anything to the contrary contained above, at any time after the termination of the Total Revolving Loan Commitment, if any Revolving Loans or Letters of Credit remain outstanding, assignments may be made as provided above, except that the respective assignment shall be of a portion of the outstanding Revolving Loans of the respective Lender and its participation in Letters of Credit and its obligation to make Mandatory RL Borrowings, although any such assignment effected after the termination of the Total Revolving Loan Commitment shall not release the assigning Lender from its obligations as a participant with respect to outstanding Letters of Credit or to fund its share of any Mandatory RL Borrowing (although the respective assignee may agree, as between itself and the respective assigning Lender, that it shall be responsible for such amounts).

(c) The Borrower shall also be entitled to purchase (from Lenders) outstanding principal of Term Loans in accordance with the provisions of Sections 2.19 and 2.20, which purchases shall be evidenced by assignments (in form reasonably satisfactory to the Administrative Agent) from the applicable Lender to the Borrower. No such transfer or assignment shall be effective until recorded by the Administrative Agent (in a manner consistent with the following sentence) on the Register pursuant to Section 13.15. All Term Loans purchased pursuant to Sections 2.19 and 2.20 shall be immediately and automatically cancelled and retired, and the Borrower shall in no event become a Lender hereunder. To the extent of any assignment to the Borrower as described in this clause (c), the assigning Lender shall be relieved of its obligations hereunder with respect to the assigned Term Loans.

(d) Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement (including under its Note, if any) to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto.

(e) Each Lender acknowledges and agrees to comply with the provisions of Section 13.04 applicable to it as a Lender hereunder.

(f) [Reserved].

(g) If the Borrower wishes to replace the Loans or Commitments with Loans or Commitments having different terms, it shall have the option, with the consent of the Administrative Agent and subject to at least three Business Days’ advance notice to the Lenders of such Loans or holding such Commitments, instead of prepaying the Loans or reducing or terminating the Commitments to be replaced, to (i) require such Lenders to assign such Loans or Commitments to the Administrative Agent or its designees and (ii) amend the terms thereof in accordance with Section 13.12 (with such replacement, if applicable, being deemed to have been made pursuant to Section 13.12). Pursuant to any such assignment, all Loans and Commitments to be replaced shall be purchased at par (allocated among the applicable Lenders in the same manner as would be required if such Loans were being optionally prepaid or such Commitments were being optionally reduced or terminated by the Borrower), accompanied by payment of any accrued interest and fees thereon and any amounts owing pursuant to Section 2.08. By receiving such purchase price, the applicable Lenders shall automatically be deemed to have assigned such Loans or Commitments pursuant to the terms of an Assignment and Assumption Agreement, in the form of Exhibit H, and accordingly no other action by such Lenders shall be required in connection therewith. The provisions of this paragraph are intended to facilitate the maintenance of the perfection and priority of existing security interests in the Collateral during any such replacement.

13.05 No Waiver; Remedies Cumulative. No failure or delay on the part of the Administrative Agent or any Lender or Issuing Lender in exercising any right, power or privilege hereunder or under any other Credit Document and no course of dealing between the Borrower or any other Credit Party and the Administrative Agent or any Lender or Issuing Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power or privilege hereunder or under any other Credit Document preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder or thereunder. The rights, powers and remedies herein or in any other Credit Document expressly provided are cumulative and not exclusive of any rights, powers or remedies which the Administrative Agent or any Lender or Issuing Lender would otherwise have. No notice to or demand on any Credit Party in any case shall entitle any Credit Party to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Administrative Agent or any Lender or Issuing Lender to any other or further action in any circumstances without notice or demand.

13.06 Payments Pro Rata.

(a) The Administrative Agent agrees that promptly after its receipt of each payment from or on behalf of any Credit Party in respect of any Obligations of such Credit Party, it shall, except as otherwise provided in this Agreement (including payments to be made to one Tranche), distribute such payment to the Lenders under the applicable Tranche (other than any Lender that has consented in writing to waive its pro rata share of such payment) pro rata based upon their respective shares, if any, of the Obligations with respect to which such payment was received.

(b) Each of the Lenders agrees that, if it should receive any amount hereunder (whether by voluntary payment, by realization upon security, by the exercise of the right of setoff or banker’s lien, by counterclaim or cross action, by the enforcement of any right under the Credit Documents, or otherwise) which is applicable to the payment of the principal of, or interest on, the Loans, Unpaid Drawings or Fees with respect to a given Tranche, of a sum which with respect to the related sum or sums received by other Lenders is in a greater proportion than the total of such Obligation then owed and due to such Lender bears to the total of such Obligation then owed and due to all of the Lenders under the applicable Tranche immediately prior to such receipt, then such Lender receiving such excess payment shall purchase for cash without recourse or warranty from the other Lenders an interest in the Obligations of the respective Credit Party to such Lenders in such amount as shall result in a proportional participation by all of the Lenders in such amount; provided that if all or any portion of such excess amount is thereafter recovered from such Lender, such purchase shall be rescinded and the purchase price restored to the extent of such recovery, but without interest.

(c) Notwithstanding anything to the contrary contained herein, the provisions of the preceding Sections 13.06(a) and (b) shall be subject to (x) the express provisions of this Agreement which require, or permit, differing payments to be made to Non-Defaulting Lenders as opposed to Defaulting Lenders, (y) the express provisions of this Agreement which permit disproportionate payments with respect to various of the Tranches as, and to the extent, provided herein, and (z) any other provisions which permit disproportionate payments with respect to the Term Loans as, and to the extent, provided therein.

13.07 Calculations; Computations.

(a) The financial statements to be furnished to the Lenders pursuant hereto shall be made and prepared in accordance with U.S. GAAP consistently applied throughout the periods involved (except as set forth in the notes thereto); provided that except as otherwise specifically provided herein, all computations of the Applicable Margin shall utilize U.S. GAAP and policies in conformity with those used to prepare the audited financial statements of the Borrower referred to in Section 8.05(a)(i) for the fiscal year of the Borrower ended December 31, 2012; provided further, that if the Borrower notifies the Administrative Agent that the Borrower wishes to amend any leverage calculation or any financial definition used therein to implement the effect of any change in U.S. GAAP or the application thereof occurring after the Closing Date on the operation thereof (or if the Administrative Agent notifies the Borrower that the Required Lenders wish to amend any leverage test or any financial definition used therein for such purpose), then the Borrower and the Administrative Agent shall negotiate in good faith to amend such leverage test or the definitions used therein (subject to the approval of the Required Lenders) to preserve the original intent thereof in light of such changes in U.S. GAAP; provided, further that all determinations made pursuant to any applicable leverage test or any financial definition used therein shall be determined on the basis of U.S. GAAP as applied and in effect immediately before the relevant change in U.S. GAAP or the application thereof became effective, until such leverage test or such financial definition is amended. Notwithstanding any other provision contained herein, all terms of an accounting or financial nature used herein shall be construed, and all computations of amounts and ratios referred to herein shall be made, without giving effect to Statement of Financial Accounting Standards 141R or ASC 805 (or any other financial accounting standard having a similar result or effect).

(b) All computations of interest (other than interest based on the Base Rate (including Base Rate Loans determined by reference to the LIBO Rate)), Commitment Commission, and other Fees hereunder (other than Drawing Fees) shall be made on the basis of a year of 360 days for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest or Fees are payable. All computations of interest based determined by reference to the Base Rate (including Base Rate Loans determined by reference to the LIBO Rate) shall be based on a 365-day or 366-day year, as the case may be.

(c) The calculation of any financial ratios under this Agreement shall be calculated by dividing the appropriate component by the other component, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-down if there is no nearest number).

13.08 GOVERNING LAW; SUBMISSION TO JURISDICTION; VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER SHALL, EXCEPT AS OTHERWISE PROVIDED IN THE RELEVANT SECURITY DOCUMENT, BE CONSTRUED IN ACCORDANCE WITH AND BE GOVERNED BY THE LAW OF THE STATE OF NEW YORK; PROVIDED HOWEVER, NOTWITHSTANDING THE FOREGOING OR ANY OTHER PROVISION CONTAINED IN THIS AGREEMENT OR ANY OF THE OTHER CREDIT DOCUMENTS, THE LAWS OF THE STATE OF TEXAS SHALL GOVERN AS TO (I) WHETHER THE TRANSACTION EVIDENCED BY THIS AGREEMENT AND THE CREDIT DOCUMENTS TRANSFERS OR CREATES AN INTEREST IN TEXAS REAL PROPERTY FOR SECURITY PURPOSES OR OTHERWISE, (II) THE NATURE OF AN INTEREST IN TEXAS REAL PROPERTY THAT IS TRANSFERRED OR CREATED BY SUCH TRANSACTION, (III) THE METHOD FOR FORECLOSURE OF A LIEN ON ANY REAL PROPERTY SITUATED IN TEXAS SECURING PAYMENT OF THE OBLIGATIONS, (IV) THE NATURE OF AN INTEREST IN ANY SUCH REAL PROPERTY THAT RESULTS FROM FORECLOSURE OF ANY SUCH LIEN, (V) THE MANNER AND EFFECT OF RECORDING OR FAILING TO RECORD EVIDENCE OF SUCH TRANSACTION THAT TRANSFERS OR CREATES AN INTEREST IN ANY SUCH REAL PROPERTY AND (VI) THE PERFECTION, THE EFFECT OF PERFECTION OR NONPERFECTION, AND THE PRIORITY OF SECURITY INTERESTS IN AGRICULTURAL LIENS TO THE EXTENT REQUIRED UNDER SECTIONS 9.301 THROUGH 9.307 OF THE TEXAS BUSINESS & COMMERCE CODE (AS CONTEMPLATED IN SECTION 1.301(c) OF THE TEXAS BUSINESS & COMMERCE CODE). REAL PROPERTY SITUATED IN THE OUTER CONTINENTAL SHELF OR REAL PROPERTY (SUCH AS MINERAL LEASES) ARISING OUT OF REAL PROPERTY IN THE OUTER CONTINENTAL SHELF, WHICH REAL PROPERTY IN THE OUTER CONTINENTAL SHELF IS DEEMED ADJACENT TO THE STATE OF TEXAS PURSUANT TO THE OUTER CONTINENTAL SHELF LANDS ACT, SHALL BE DEEMED TEXAS REAL PROPERTY OR REAL PROPERTY SITUATED IN TEXAS FOR PURPOSES OF THIS SECTION 13.08. ANY LEGAL ACTION OR PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT (EXCEPT THAT, (X) IN THE CASE OF ANY MORTGAGE OR OTHER SECURITY DOCUMENT, PROCEEDINGS MAY ALSO BE BROUGHT BY THE ADMINISTRATIVE AGENT IN THE STATE IN WHICH THE RELEVANT MORTGAGED PROPERTY OR COLLATERAL IS LOCATED OR ANY OTHER RELEVANT JURISDICTION AND (Y) IN THE CASE OF ANY BANKRUPTCY, INSOLVENCY OR SIMILAR PROCEEDINGS WITH RESPECT TO ANY CREDIT PARTY, ACTIONS OR PROCEEDINGS RELATED TO THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS MAY BE BROUGHT IN SUCH COURT HOLDING SUCH BANKRUPTCY, INSOLVENCY OR SIMILAR PROCEEDINGS) SHALL BE BROUGHT IN THE COURTS OF THE STATE OF NEW YORK OR OF THE UNITED STATES FOR THE SOUTHERN DISTRICT OF NEW YORK, IN EACH CASE WHICH ARE LOCATED IN THE COUNTY OF NEW YORK, AND, BY EXECUTION AND DELIVERY OF THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT, EACH OF THE PARTIES HERETO OR THERETO HEREBY IRREVOCABLY ACCEPTS FOR ITSELF AND IN RESPECT OF ITS PROPERTY, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS. EACH PARTY HERETO HEREBY FURTHER IRREVOCABLY WAIVES ANY CLAIM THAT ANY SUCH COURTS LACK PERSONAL JURISDICTION OVER IT, AND AGREES NOT TO PLEAD OR CLAIM, IN ANY LEGAL ACTION PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENTS BROUGHT IN ANY OF THE AFOREMENTIONED COURTS, THAT SUCH COURTS LACK PERSONAL JURISDICTION OVER IT. EACH PARTY HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN ANY SUCH ACTION OR PROCEEDING BY THE MAILING OF COPIES THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY, AS THE CASE MAY BE, AT ITS ADDRESS SET FORTH OPPOSITE ITS SIGNATURE BELOW, SUCH SERVICE TO BECOME EFFECTIVE 30 DAYS AFTER SUCH MAILING. EACH PARTY HERETO IRREVOCABLY WAIVES ANY OBJECTION TO SUCH SERVICE OF PROCESS AND FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY ACTION OR PROCEEDING COMMENCED HEREUNDER OR UNDER ANY OTHER CREDIT DOCUMENT THAT SERVICE OF PROCESS WAS IN ANY WAY INVALID OR INEFFECTIVE. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY HERETO TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW OR TO COMMENCE LEGAL PROCEEDINGS OR OTHERWISE PROCEED AGAINST ANY OTHER SUCH PARTY IN ANY OTHER JURISDICTION.

(b) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY OF THE AFORESAID ACTIONS OR PROCEEDINGS ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT BROUGHT IN THE COURTS REFERRED TO IN CLAUSE (a) ABOVE AND HEREBY FURTHER IRREVOCABLY WAIVES AND AGREES NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c) EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER CREDIT DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

13.09 Counterparts. This Agreement may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which when so executed and delivered shall be an original, but all of which shall together constitute one and the same instrument. A set of counterparts executed by all the parties hereto shall be lodged with the Borrower and the Administrative Agent.

13.10 [Reserved].

13.11 Headings Descriptive. The headings of the several Sections and subsections of this Agreement are inserted for convenience only and shall not in any way affect the meaning or construction of any provision of this Agreement.

13.12 Amendment or Waiver; etc.

(a) Neither this Agreement nor any other Credit Document nor any terms hereof or thereof may be changed, waived, discharged or terminated unless such change, waiver, discharge or termination is in writing signed by the Credit Parties party hereto or thereto and the Required Lenders and acknowledged by the Administrative Agent (although additional parties may be added to (and annexes may be modified to reflect such additions) the Guaranty and the Security Documents in accordance with the provisions hereof and thereof without the consent of the other Credit Parties party thereto or the Required Lenders), provided that no such change, waiver, discharge or termination shall (i) without the prior written consent of each Lender directly and adversely affected thereby, extend the final scheduled maturity of any Loan or Note or extend the stated expiration date of any Letter of Credit beyond the Revolving Loan Maturity Date, or reduce the rate or extend the time of payment of interest or Fees thereon (except in connection with applicability of any post-default increase in interest rates and (y) extensions expressly permitted by Section 2.14) or reduce or forgive the principal amount thereof (it being understood that this clause (i) shall not include the waiver of any mandatory prepayment requirements), (ii) except as otherwise expressly provided in the Credit Documents, release all or substantially all of the Collateral under all the Security Documents without the prior written consent of each Lender, (iii) except as otherwise provided in the Credit Documents, releases all or substantially all of the value of the Guaranty without the prior written consent of each Lender, (iv) amend, modify or waive any provision of this Section 13.12(a) or Section 13.06 (except for technical amendments with respect to additional extensions of credit pursuant to this Agreement which afford the protections to such additional extensions of credit of the type provided to Loans or Commitments provided on the Closing Date), in each case, without the prior written consent of each Lender directly and adversely affected thereby, (v) reduce the percentage specified in the definition of Required Lenders without the prior written consent of each Lender directly and adversely affected thereby (it being understood that, with the prior written consent of the Required Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Required Lenders on substantially the same basis as the extensions of Loans are included on the Closing Date), (vi) consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement without the consent of each Lender, (vii) amend Section 2.14 the effect of which is to extend the maturity of any Loan without the prior written consent of each Lender directly and adversely affected thereby or (viii) (A) amend or otherwise modify Section 10.11(b) (or for the purpose of determining compliance with such provision, any defined term used therein), (B) waive or consent to any Default or Event of Default resulting from a breach of Section 10.11(b) or (C) alter the rights or remedies of the Required Revolving Lenders arising pursuant to Article XI, in each case, without the written consent of the Required Revolving Lenders; provided, however, the amendments, modifications, waivers and consents described in this clause (viii) shall not require the consent of any Lenders other than the Required Revolving Lenders; provided, further, that no such change, waiver, discharge or termination shall (1) increase the Commitments of any Lender over the amount thereof then in effect without the consent of such Lender (it being understood that waivers or modifications of conditions precedent, covenants, Defaults or Events of Default or of a mandatory reduction in the Total Commitments shall not constitute an increase of the Commitment of any Lender, and that an increase in the available portion of any Commitment of any Lender shall not constitute an increase of the Commitment of such Lender), (2) without the consent of each Issuing Lender, amend, modify or waive any provision of Section 3 or alter its rights or obligations with respect to Letters of Credit, (3) without the consent of the Swingline Lender, alter the Swingline Lender’s rights or obligations with respect to Swingline Loans, (4) without the consent of each Agent adversely affected thereby, amend, modify or waive any provision of Section 12 or any other provision as same relates to the rights or obligations of such Agent, (5) without the consent of the Administrative Agent, amend, modify or waive any provision relating to the rights or obligations of the Administrative Agent, (6) except in cases where additional extensions of term loans are being afforded substantially the same treatment afforded to the Loans pursuant to this Agreement as in effect on the Closing Date, without the consent of the Majority Lenders of each Tranche which is being allocated a lesser prepayment, repayment or commitment reduction, alter the required application of any prepayments or repayments (or commitment reduction), as between the various Tranches, pursuant to Section 5.01 or 5.02 (although (x) the Required Lenders may waive, in whole or in part, any such prepayment, repayment or commitment reduction, so long as the application, as amongst the various Tranches, of any such prepayment, repayment or commitment reduction which is still required to be made is not altered and (y) any conversion of any Tranche of Loans into another Tranche of Loans hereunder in like principal amount and any other conversion of any Tranche of Loans into Extended Loans pursuant to a Term Loan Extension Amendment shall not be considered a “prepayment” or “repayment” for purposes of this clause (6)) or (7) without the consent of the Majority Lenders of the respective Tranche affected thereby, amend the definition of Majority Lenders (it being understood that, with the consent of the Required Lenders, additional extensions of credit pursuant to this Agreement may be included in the determination of the Majority Lenders on substantially the same basis as the extensions of Loans and Commitments are included on the Closing Date).

(b) If, in connection with any proposed change, waiver, discharge or termination of any of the provisions of this Agreement as contemplated by clauses (i) through (v), inclusive, of the first proviso to Section 13.12(a), the consent of the Required Lenders or Majority Lenders of a given Tranche, as applicable, is obtained but the consent of one or more of such other Lenders whose consent is required is not obtained, then the Borrower shall have the right, so long as all non-consenting Lenders whose individual consent is required are treated as described in either clauses (A) or (B) below, to either (A) replace each such non-consenting Lender or Lenders under a given Tranche with one or more Replacement Lenders pursuant to Section 2.13 so long as at the time of such replacement, each such Replacement Lender consents to the proposed change, waiver, discharge or termination or (B) terminate such non-consenting Lender’s Commitments and/or repay the outstanding Term Loans of each applicable Tranche of such Lender in accordance with Section 5.01(b), provided that, unless the Commitments that are terminated, and Term Loans repaid, pursuant to the preceding clause (B) are immediately replaced in full at such time through the addition of new Lenders or the increase of outstanding Term Loans of existing Lenders (who in each case must specifically consent thereto), then in the case of any action pursuant to preceding clause (B) the Required Lenders (determined after giving effect to the proposed action) or Majority Lenders of a given Tranche, as applicable, shall specifically consent thereto.

(c) Notwithstanding anything in this Section 13.12 to the contrary, in connection with the incurrence by any Credit Party thereof of additional Indebtedness, including pursuant to Section 10.04(iv), the Lenders authorize the Administrative Agent and the Administrative Agent agrees to execute and deliver any amendments, amendments and restatements, re-statements or waivers of or supplements to or other modifications to, any Security Document, and to make or consent to any filings or take any other actions in connection therewith, including the entry into the intercreditor agreement referred to in Section 10.01(xiv), as may be reasonably deemed by the Borrower to be necessary or reasonably desirable for any Lien on the assets of any Credit Party permitted to secure such additional Indebtedness to become a valid, perfected lien (with such priority as may be designated by the relevant Credit Party or Subsidiary, to the extent such priority is permitted by the Credit Documents) pursuant to the Security Document being so amended, amended and restated, restated, waived, supplemented or otherwise modified or otherwise.

(d) Notwithstanding anything to the contrary in clause (a) above of this Section 13.12, this Agreement may be amended (or amended and restated) with the written consent of each Lender (unless at such time Term Loans are held by Lenders who are not affiliates of any Lead Arranger, in which case, the Required Lenders), the Administrative Agent and the Borrower, (x) to add one or more additional credit facilities to this Agreement and to permit the extensions of credit from time to time outstanding thereunder and the accrued interest and fees in respect thereof to share ratably in the benefits of this Agreement and the other Credit Documents with the Term Loan and the accrued interest and fees in respect thereof and (y) to include appropriately the Lenders holding such credit facilities in any determination of the Required Lenders.

(e) Notwithstanding anything to the contrary herein, any fee letter may be amended, or rights and privileges thereunder waived, in a writing executed only by the parties thereto.

(f) Anything herein to the contrary notwithstanding, during such period as a Lender is a Defaulting Lender, to the fullest extent permitted by applicable Law, such Lender will not be entitled to vote in respect of amendments, waivers and consents hereunder and the Commitment and the outstanding Loans or other extensions of credit of such Lender hereunder will not be taken into account in determining whether the Required Lenders or all of the Lenders, as required, have approved any such amendment, waiver or consent (and the definition of “Required Lenders” will automatically be deemed modified accordingly for the duration of such period); provided that any such amendment or waiver that would increase or extend the term of the Commitment of such Defaulting Lender, extend the date fixed for the payment of principal or interest owing to such Defaulting Lender hereunder, reduce the principal amount of any obligation owing to such Defaulting Lender, reduce the amount or the rat of interest on any amount owing to such Defaulting Lender or of any fee payable to such Defaulting Lender hereunder, or alter the terms of this proviso, will require the consent of such Defaulting Lender.

(g) Without the consent of any other person, the applicable Credit Party or Credit Parties and the Administrative Agent may (in its or their respective sole discretion, or shall, to the extent required by any Credit Document) enter into any amendment or waiver of any Credit Document, or enter into any new agreement or instrument, to effect the granting, perfection, protection, expansion or enhancement of any security interest in any Collateral or additional property to become Collateral for the benefit of the Guaranteed Creditors, or as required by local law to give effect to, or protect any security interest for the benefit of the Guaranteed Creditors, in any property or so that the security interests therein comply with applicable Requirements of Law.

(h) Further, notwithstanding anything to the contrary contained in this Section 13.12, if following the Closing Date, the Administrative Agent and any Credit Party shall have jointly identified an obvious error or any error or omission of a technical or immaterial nature, in each case, in any provision of the Credit Documents, then the Administrative Agent and the Credit Parties shall be permitted to amend such provision and such amendment shall become effective without any further action or consent of any other party to any Credit Documents if the same is not objected to in writing by the Required Lenders within five (5) Business Days following receipt of notice thereof.

(i) Notwithstanding anything to the contrary contained in clause (a) of this Section 13.12, the Borrower, the Administrative Agent and each Incremental Lender may, in accordance with the provisions of Section 2.15 enter into an Incremental Agreement, provided that after the execution and delivery by the Borrower, the Administrative Agent and each such Incremental Lender of such Incremental Agreement, such Incremental Agreement, may thereafter only be modified in accordance with the requirements of clause (a) above of this Section 13.12.

13.13 Survival. All indemnities set forth herein including, without limitation, in Sections 2.10, 2.11, 5.04, 12.07 and 13.01 shall survive the execution, delivery and termination of this Agreement and the Notes and the making and repayment of the Obligations.

13.14 Domicile of Term Loans. Each Lender may transfer and carry its Loans at, to or for the account of any office, Subsidiary or Affiliate of such Lender. Notwithstanding anything to the contrary contained herein, to the extent that a transfer of Loans pursuant to this Section 13.14 would, at the time of such transfer, result in increased costs under Section 2.10, 2.11 or 5.04 from those being charged by the respective Lender prior to such transfer, then the Borrower shall not be obligated to pay such increased costs (although the Borrower shall be obligated to pay any other increased costs of the type described above resulting from changes after the date of the respective transfer).

13.15 Register. The Borrower hereby designates the Administrative Agent to serve as its agent, solely for purposes of this Section 13.15, to maintain a register (the “Register”) on which it will record the Commitments from time to time of each of the Lenders, the Loans made by each of the Lenders and each repayment in respect of the principal and interest amounts of the Loans of each Lender. The Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement (and the entries in the Register shall be conclusive for such purposes, absent manifest error), notwithstanding notice to the contrary. With respect to any Lender, the transfer of the Commitments of, and the principal (and interest) amounts of the Loans owing to, such Lender and the rights to the principal of, and interest on, any Loan made pursuant to such Commitments shall not be effective until such transfer is recorded on the Register maintained by the Administrative Agent with respect to ownership of such Commitments and Loans and prior to such recordation all amounts owing to the transferor with respect to such Commitments and Loans shall remain owing to the transferor. The registration of assignment or transfer of all or part of any Commitments and Loans shall be recorded by the Administrative Agent on the Register upon and only upon the acceptance by the Administrative Agent of a properly executed and delivered Assignment and Assumption Agreement pursuant to Section 13.04(b). Coincident with the delivery of such an Assignment and Assumption Agreement to the Administrative Agent for acceptance and registration of assignment or transfer of all or part of a Loan, or as soon thereafter as practicable, the assigning or transferor Lender shall surrender the Note (if any) evidencing such Loan, and thereupon one or more new Notes in the same aggregate principal amount shall be issued to the assigning or transferor Lender and/or the new Lender at the request of any such Lender. The registration of any provision of Incremental Commitments pursuant to Section 2.15, shall be recorded by the Administrative Agent on the Register only upon the acceptance of the Administrative Agent of a properly executed and delivered Incremental Agreement. Coincident with the delivery of such Incremental Agreement for acceptance and registration of the provision of an Incremental Commitment, as the case may be, or as soon thereafter as practicable, to the extent requested by such Incremental Lenders, Notes shall be issued, at the Borrower’s expense, to such Incremental Lenders, to be in conformity with Section 2.05 (with appropriate modification) to the extent needed to reflect the Incremental Commitments, and outstanding Incremental Term Loans and/or Revolving Loans made by such Incremental Lender.

13.16 Confidentiality.

(a) Subject to the provisions of clause (b) of this Section 13.16, each Agent, Joint Lead Arranger, Syndication Agent, Documentation Agent and Lender agrees that it will use its commercially reasonable efforts not to disclose without the prior consent of the Borrower (other than to its employees, auditors, advisors or counsel to another Lender if such Lender or such Lender’s holding or parent company in its sole discretion determines that any such party should have access to such information, provided such Persons shall be instructed to maintain the confidential nature of such information) any information with respect to the Borrower or any of its Subsidiaries which is now or in the future furnished pursuant to this Agreement or any other Credit Document, provided that any Lender may disclose any such information (i) as has become generally available to the public other than by virtue of a breach of this Section 13.16(a) by such Lender, (ii) as may be required or appropriate in any report, statement or testimony submitted to any municipal, state or Federal regulatory body having or claiming to have jurisdiction over such Lender or to the Federal Reserve Board or the Federal Deposit Insurance Corporation or similar organizations (whether in the United States or elsewhere) or their successors, (iii) as may be required or appropriate in respect to any summons or subpoena or in connection with any litigation, (iv) in order to comply with any law, order, regulation or ruling applicable to such Lender, (v) to the Administrative Agent or any other party hereto, (vi) to any prospective or actual direct or indirect contractual counterparty in any swap, hedge or similar agreement (or to any such contractual counterparty’s professional advisor), so long as such contractual counterparty (or such professional advisor) agrees to be bound by the provisions of this Section 13.16 (or language substantially similar to this Section 13.16(a)), (vii) to any prospective or actual transferee, pledgee or participant in connection with any contemplated transfer, pledge or participation of any of the Notes or Commitments or any interest therein by such Lender, provided that such prospective transferee, pledge or participant agrees to be bound by the confidentiality provisions contained in this Section 13.16 (or language substantially similar to this Section 13.16(a)), (viii) in connection with exercise of any remedies hereunder or under any other Credit Document or any action or proceeding relating to this Agreement or any other Credit Document or the enforcement of rights hereunder and thereunder; (ix) as has become available on a non-confidential basis from a source other than the Borrower, and (x) on a confidential basis to (a) any rating agency in connection with rating the Borrower or the credit facilities provided hereunder or (b) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers or other market identifiers with respect to the credit facilities provided hereunder; provided, further, that, to the extent permitted pursuant to any applicable law, order, regulation or ruling, and other than in connection with credit and other bank examinations conducted in the ordinary course with respect to such Lender, in the case of any disclosure pursuant to the foregoing clauses (ii), (iii) or (iv), such Lender will use its commercially reasonable efforts to notify the Borrower in advance of such disclosure so as to afford the Borrower the opportunity to protect the confidentiality of the information proposed to be so disclosed.

(b) The Borrower hereby acknowledges and agrees that each Lender may share with any of its Affiliates, and such Affiliates may share with such Lender, any information related to the Borrower or any of its Subsidiaries (including, without limitation, any non-public customer information regarding the creditworthiness of the Borrower or any of its Subsidiaries), provided such Persons shall be subject to the provisions of this Section 13.16 to the same extent as such Lender.

13.17 USA Patriot Act Notice. Each Lender hereby notifies each Credit Party that pursuant to the requirements of the USA PATRIOT Act Title III of Pub. 107-56 (signed into law October 26, 2001 and amended on March 9, 2009) (the “Patriot Act”), it is required to obtain, verify, and record information that identifies the Borrower and each Guarantor, which information includes the name of each Credit Party and other information that will allow such Lender to identify the Credit Party in accordance with the Patriot Act, and each Credit Party agrees to provide such information from time to time to any Lender.

13.18 Electronic Execution of Assignments and Certain Other Documents. The words “execute,” “execution,” “signed,” “signature,” and words of like import in or related to any document to be signed in connection with this Agreement and the transactions contemplated hereby (including without limitation any Assignment and Assumption Agreement, amendments or other modifications, waivers and consents) shall be deemed to include electronic signatures, the electronic matching of assignment terms and contract formations on electronic platforms approved by the Administrative Agent, or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that notwithstanding anything contained herein to the contrary the Administrative Agent is under no obligation to agree to accept electronic signatures in any form or in any format unless expressly agreed to by the Administrative Agent pursuant to procedures approved by it.

13.19 [Reserved].

13.20 No Advisory or Fiduciary Responsibility. In connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Credit Document), the Borrower acknowledges and agrees, and acknowledges its Affiliates’ understanding, that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and the Joint Lead Arrangers are arm’s-length commercial transactions between the Borrower and its Affiliates, on the one hand, and the Administrative Agent and the Joint Lead Arrangers, on the other hand, (B) the Borrower has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) each of the Borrower and Administrative Agent is capable of evaluating, and understands and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Credit Documents; (ii) (A) the Administrative Agent and the Joint Lead Arrangers each is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for the Borrower or any of its Affiliates, or any other Person and (B) none of the Administrative Agent or the Joint Lead Arrangers has any obligation to the Borrower or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Credit Documents; and (iii) the Administrative Agent and the Joint Lead Arrangers and their respective Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower and their respective Affiliates, and none of the Administrative Agent or the Joint Lead Arrangers has any obligation to disclose any of such interests to the Borrower or any of their respective Affiliates. To the fullest extent permitted by law, the Borrower hereby waives and releases any claims that it may have against the Administrative Agent and the Joint Lead Arrangers with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated hereby.

13.21 [Reserved].

13.22 [Reserved].

13.23 Non-Recourse to General Partner. THIS AGREEMENT AND THE OTHER CREDIT DOCUMENTS DO NOT AND WILL NOT IN ANY WAY CONSTITUTE A DIRECT OR INDIRECT GUARANTY BY THE GENERAL PARTNER OF THE OBLIGATIONS OF THE BORROWER OR ANY SUBSIDIARY HEREUNDER OR THEREUNDER. IF ANY PROVISION OF THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT IS HELD BY ANY AUTHORITY TO CONSTITUTE A DIRECT OR INDIRECT GUARANTY BY THE GENERAL PARTNER OF THE OBLIGATIONS OF THE BORROWER OR ANY SUBSIDIARY, SUCH PROVISION SHALL BE DEEMED INEFFECTIVE TO THE EXTENT SUCH PROVISION CONSTITUTES A DIRECT OR INDIRECT GUARANTY BY THE GENERAL PARTNER OF THE OBLIGATIONS OF THE BORROWER OR ANY SUBSIDIARY. NEITHER THIS AGREEMENT NOR ANY CREDIT DOCUMENT IS INTENDED TO CREATE ANY LIABILITY OF THE GENERAL PARTNER FOR THE PERFORMANCE OF ANY OBLIGATION OF THE BORROWER OR ANY SUBSIDIARY THEREUNDER OR HEREUNDER. NEITHER THE ADMINISTRATIVE AGENT NOR ANY GUARANTEED CREDITOR SHALL HAVE ANY RECOURSE AGAINST THE GENERAL PARTNER (INCLUDING ANY RECOURSE FOR ANY DEFICIENCY REMAINING UNDER THIS AGREEMENT OR ANY CREDIT DOCUMENT AFTER THE DISPOSITION OF COLLATERAL PLEDGED PURSUANT TO THE CREDIT DOCUMENTS).

13.24 Acknowledgement and Consent to Bail-In of EEA Financial Institutions. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Lender that is an EEA Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the write-down and conversion powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any Lender that is an EEA Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the write-down and conversion powers of any EEA Resolution Authority.

13.25 Certain ERISA Matters.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and each Joint Lead Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments,

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement,

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of sub-sections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement, or

(iv) such other representation, warranty and covenant as may be agreed in writing between the Administrative Agent, in its sole discretion, and such Lender.

(b) In addition, unless sub-clause (i) in the immediately preceding clause (a) is true with respect to a Lender or such Lender has not provided another representation, warranty and covenant as provided in sub-clause (iv) in the immediately preceding clause (a), such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent and each Joint Lead Arranger and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that:

(i) none of the Administrative Agent or any Joint Lead Arranger or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Credit Document or any documents related hereto or thereto),

(ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50 million, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E),

(iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations),

(iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Letters of Credit, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and

(v) no fee or other compensation is being paid directly to the Administrative Agent or the Joint Lead Arrangers or any of their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Letters of Credit, the Commitments or this Agreement.

(c) The Administrative Agent and each Joint Lead Arranger hereby informs the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Credit Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

*         *         *

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized officers to execute and deliver this Agreement as of the date first above written.

OCI PARTNERS LP
By:	/s/ Ahmed K. El-Hoshy
Name: Ahmed K. El-Hoshy
Title: President and Chief Executive Officer

BANK OF AMERICA, N.A.,
as Administrative Agent
By:	/s/ Mollie S. Canup
Name: Mollie S. Canup
Title: Vice President
BANK OF AMERICA, N.A.,
as Lender, Swingline Lender and Issuing Lender
By:	/s/ Mukesh Singh
Name: Mukesh Singh
Title: Director
BARCLAYS BANK PLC,
as a Revolving Lender
By:	/s/ Filippo Crosara
Name: Filippo Crosara
Title: Director
CREDIT AGRICOLE CORPORATE AND INVESTMENT BANK,
as a Revolving Lender
By:	/s/ Roger Heflin, Jr.
Name: Roger Heflin, Jr.
Title: Managing Director

By:	/s/ Ghislain Descamps
Name: Ghislain Descamps
Title: Managing Director